Exhibit 99.1

Management Proxy Circular

Notice of Annual Meeting

of Shareholders

April 25, 2013

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC (the “meeting”) will be held in the Ballroom at the Fairmont Château Laurier, Ottawa, Ontario, on Thursday, April 25, 2013, at 10:00 a.m. (Eastern Daylight Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2012 and the auditors’ report on the statements;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider an advisory resolution on executive compensation approach;

5.	to consider shareholder proposals attached as Schedule A to CIBC’s fiscal 2012 Management Proxy Circular; and

6.	to transact other business properly brought before the meeting.

February 28, 2013

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary

and Associate General Counsel

YOUR VOTE IS IMPORTANT

If you are unable to attend the meeting in person, please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc.*, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, or send it by fax to 416 368-2502 or 1 866 781-3111 by 10:00 a.m. (Eastern Daylight Time) on April 24, 2013.

*	Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon Trust Company.

OUTSTANDING COMMON SHARES AT RECORD DATE

On February 25, 2013 (the date for determining shareholders entitled to receive notice of the meeting), the number of outstanding common shares was 402,060,314.

QUESTIONS

Shareholders with questions about items being voted on at the meeting may contact Canadian Stock Transfer Company Inc., administrative agent for CIBC Mellon Trust Company, CIBC’s transfer agent, in Toronto at 416 682-3860 or toll free in Canada and the United States at 1 800 387-0825.

SPECIAL ARRANGEMENTS FOR MEETING ATTENDANCE

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact the Corporate Secretary by mail at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com.

February 28, 2013

DEAR SHAREHOLDERS,

We invite you to attend CIBC’s Annual Meeting of Shareholders to be held in the Ballroom at the Fairmont Château Laurier, Ottawa, Ontario, on Thursday, April 25, 2013, at 10:00 a.m. (Eastern Daylight Time).

At the meeting, you will have the opportunity to hear about CIBC’s 2012 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance.

Your vote is important. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

We hope you will join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next annual meeting of shareholders. For more information, please see CIBC’s 2012 Annual Report, quarterly financial reports and other corporate information, also available on our website.

Sincerely,

Charles Sirois Chair of the Board	Gerald T. McCaughey President and Chief Executive Officer

Annual Meeting Location Fairmont Château Laurier Ballroom 1 Rideau Street Ottawa, Ontario K1N 8S7

Live Webcast

www.cibc.com

MANAGEMENT PROXY CIRCULAR

All information in this Circular is as of February 18, 2013, and all dollar figures are in Canadian dollars, unless indicated otherwise.

CONTENTS

1	VOTING INFORMATION

3	BUSINESS OF THE MEETING

3	Financial Statements

3	Appointment of Auditors

4	Election of Directors

16	Advisory Resolution on Executive Compensation Approach

16	Shareholder Proposals

17	BOARD COMMITTEE REPORTS

23	DIRECTOR COMPENSATION

27	EXECUTIVE COMPENSATION LETTER TO SHAREHOLDERS

31	COMPENSATION DISCUSSION AND ANALYSIS

41	Fiscal 2012 Performance

44	Evaluation of Individual Performance of the Named Executive Officers

46	Fiscal 2012 Compensation for the Named Executive Officers

47	Back-testing of Named Executive Officer Total Direct Compensation versus Total Shareholder Return

48	Tables

67	OTHER INFORMATION

67	Indebtedness of directors and executive officers

67	Directors and Officers Liability Insurance

67	Indemnification

67	Availability of information

68	Minutes of meeting and voting results

68	Contacting CIBC’s Board of Directors

SCHEDULE A – SHAREHOLDER PROPOSALS

SCHEDULE B – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in “Compensation Discussion and Analysis” of this Management Proxy Circular and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2013 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management models and processes; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

VOTING INFORMATION

Matters to be voted on

At the Annual Meeting of Shareholders (the “meeting”), shareholders are voting on:

•	the appointment of auditors;

•	the election of directors;

•	an advisory resolution on executive compensation approach; and

•	shareholder proposals.

Unless otherwise noted, a simple majority (more than 50%) of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except as explained below under “Voting restrictions”, each shareholder is entitled to one vote for each common share he or she owns on February 25, 2013.

On February 25, 2013 there were 402,060,314 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or a province; the government of a foreign country or any political subdivision of a foreign country; any agencies of these entities; or a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes on any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote

Registered shareholders – Registered shareholders hold shares that are registered directly in their name. If you are a registered shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxyholder, to vote for you as explained below under “Voting by proxy”.

To vote your shares in person at the meeting, do not complete or return the proxy form as your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration desk.

Non-registered shareholders – Non-registered shareholders hold shares that are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your intermediary or in person at the meeting. To vote your shares through your intermediary, you should follow the instructions in the form provided by your intermediary.

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, to vote your shares in person at the meeting, you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the form provided by your intermediary; and

2)	return the form to the intermediary in the envelope provided.

Do not complete the voting section of the form as your vote will be taken at the meeting. When you arrive at the meeting please check in at the registration desk.

If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

1	CIBC PROXY CIRCULAR

Voting Information

Voting by proxy

If you will not be at the meeting, you may vote by using a proxy form. Please mark your vote, sign, date and return the proxy form in the envelope provided or by fax to Canadian Stock Transfer Company Inc. (CST), administrative agent for CIBC Mellon Trust Company, CIBC’s transfer agent, at 416 368-2502 or 1 866 781-3111, so that it arrives by 10:00 a.m. (Eastern Daylight Time) on April 24, 2013.

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, Charles Sirois and Gerald T. McCaughey, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You can vote:

•	FOR or WITHHOLD your vote on the appointment of auditors;

•	FOR or WITHHOLD your vote on each proposed nominee for election as director;

•	FOR or AGAINST the advisory resolution on executive compensation approach; and

•	FOR, AGAINST or ABSTAIN on each of the shareholder proposals.

Otherwise, you can let your proxyholder decide for you.

Voting discretion of proxyholder – If you give instructions on how to vote your shares, your proxyholder must follow them.

If you do not specify on your proxy form how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder give specific instructions, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR the advisory resolution on executive compensation approach; and

•	AGAINST Shareholder Proposal Numbers 1 through 4.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or by authorizing your lawyer in writing to sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2, any time before 10:00 a.m. (Eastern Daylight Time) on April 24, 2013 or by depositing it with the chair of the meeting on April 25, 2013.

Solicitation of proxies

This Circular is provided in connection with management’s solicitation of proxies for the meeting and costs associated with the solicitation will be paid by CIBC. Proxy solicitation will be primarily by mail and by CIBC employees, in writing or by telephone.

Confidentiality

To protect the confidentiality of your proxy, CST, as administrative agent for CIBC Mellon Trust Company, CIBC’s transfer agent, counts and tabulates proxies independently of CIBC and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

CIBC PROXY CIRCULAR	2

BUSINESS OF THE MEETING

Financial	Statements

The consolidated financial statements of CIBC for the fiscal year ended October 31, 2012 are included in the 2012 Annual Report that was mailed to shareholders. The Annual Report and this Management Proxy Circular are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Appointment	of Auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP (E&Y) as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named on the enclosed proxy form intend to vote for the appointment of E&Y as auditors of CIBC until the next meeting of shareholders where auditors are appointed.

During the five financial years ended October 31, 2012, CIBC’s auditors were E&Y. E&Y has served as the auditors of CIBC since being appointed in December 2002.

Fees for services provided by external auditors

Fees billed for professional services rendered by E&Y, for the years ended October 31, 2012 and October 31, 2011, are set out below.

unaudited, millions

Fees Billed by E&Y	Fiscal 2012 ($)	Fiscal 2011 ($)
Audit fees(1)	15.3	17.9
Audit related fees(2)	1.8	2.6
Tax fees(3)	0.8	0.8
Other	0.3	0.1
Total	18.2	21.4

Notes:

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

Fee policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is described under the heading “Audit Committee” in CIBC’s Annual Information Form dated December 5, 2012, which is available at www.cibc.com. Under this policy and as required by Canadian and U.S. law, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

3	CIBC PROXY CIRCULAR

Business of the Meeting

Election	of Directors

This section provides information on each person nominated for election as a director, including:

•	municipality of residence;

•	age;

•	industry experience;

•	professional and educational background;

•	CIBC Board and committee memberships and meeting attendance;

•	public company board and committee memberships;

•	areas of expertise;

•	independence; and

•	corporate orders and bankruptcies.

Director equity ownership in CIBC is in the table on page 26. For detailed information about the nomination process, see Schedule B, “Statement of Corporate Governance Practices – Director nomination process”. With the exception of Mr. Kevin Kelly, all nominees are presently directors of CIBC, elected at the last Annual Meeting of Shareholders held on April 26, 2012. See page 8 for information on Mr. Kelly.

Nominees for election as a Director

BRENT S. BELZBERG Toronto, Ontario Canada Age: 62 Independent Industry Experience: Financial Services

Mr. Belzberg is Senior Managing Partner of Torquest Partners. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. Mr. Belzberg has served on the board of a number of investee companies and is a director of Tandem Expansion Management Inc. Mr. Belzberg is also Chair of Mount Sinai Hospital Foundation and a member of the Mount Sinai Board of Directors. He is a member of the Governing Council of the University of Toronto and its Executive Committee. Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a J.D. degree from the University of Toronto.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees	REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2005)	15/15	1/1
	Corporate Governance Committee (2009)	6/6	1/2
	Management Resources and Compensation Committee (2008), Chair (2009)	7/7	–

	Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)
None

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

CIBC PROXY CIRCULAR	4

Business of the Meeting

GARY F. COLTER Mississauga, Ontario Canada Age: 67 Independent Industry Experience: Financial Services Industrials/Manufacturing Professional Services

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from 2001 to 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and was Vice Chairman of Financial Advisory Services, KPMG Canada from 1989 to 1998. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc., successor to the Retirement Residences Real Estate Investment Trust. He is also a member of its Corporate Governance Committee and Chair of its Audit Committee. Mr. Colter holds a Bachelor of Arts (Honours) degree from the Ivey School of Business at the University of Western Ontario and is a Fellow Chartered Accountant.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2003)		15/15	0/1
	Audit Committee (2003 – 2009) (January 2012)		4/4	–
	Corporate Governance Committee (2003), Chair (2010)		6/6	2/2
	Management Resources and Compensation Committee (2010 – January 2012)		2/2	–

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Canadian Pacific Railway Limited	2012 – present	Audit, Management Resources and Compensation
	Core-Mark Holding Company Inc.	2004 – present	Audit, Governance (Chair)
	Owens-Illinois Inc.	2002 – present	Audit, Governance

DOMINIC D’ALESSANDRO O.C. Toronto, Ontario Canada Age: 66 Independent Industry Experience: Financial Services

Mr. D’Alessandro is past President and Chief Executive Officer of Manulife Financial Corporation, a position he held from 1994 to 2009. Prior to his appointment as President and CEO of Manulife he held a number of executive positions with financial institutions, an international engineering firm and a public practice accounting firm. Mr. D’Alessandro has received numerous awards during his career including being awarded Canada’s Outstanding CEO of the Year in 2002 and Canada’s Most Respected CEO for 2004. In 2008, Mr. D’Alessandro was inducted into the International Insurance Hall of Fame. Mr. D’Alessandro is a director of the public companies listed below. Mr. D’Alessandro is a Chartered Accountant and holds a Bachelor of Science degree from Concordia University. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2010)		15/15	1/1
	Risk Management Committee (2010)		7/7	4/4

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	CGI Group Inc.	2010 – present	Human Resources
	Suncor Energy Inc.	2009 – present	Audit, Governance

Former
	Manulife Financial Corporation	1999 – 2009
	The Manufacturers Life Insurance Company(3)	1994 – 2009

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.
(3)	Not public prior to May 1999.

5	CIBC PROXY CIRCULAR

Business of the Meeting

PATRICK D. DANIEL Calgary, Alberta Canada Age: 66 Independent Industry Experience: Energy Utilities

Mr. Daniel is past President and Chief Executive Officer of Enbridge Inc., a position he held from 2001 to 2012. Prior to his appointment as President and CEO, he was a senior executive officer of Enbridge Inc. or its predecessor since 1994. In 2011, Mr. Daniel was awarded Canada’s Outstanding CEO of the Year sponsored by The Caldwell Partners and chosen by an independent National Advisory Board. Mr. Daniel is a member of the North American Review Board of American Air Liquide Holdings, Inc. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2009)		15/15	1/1
	Management Resources and Compensation Committee (January 2012)		5/5	–
	Risk Management Committee (2009 – January 2012)		2/2	1/1

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Cenovus Energy Inc.	2009 – present	Audit, Human Resources and Compensation, Nominating and Corporate Governance

Former
	Compania Logistica de Hidcarbuos, S.A.	2002 – 2008
	Enbridge Inc.	2000 – 2012
	Encana Corporation	2001 – 2009
	Enerflex Systems Income Fund(3)	1998 – 2010
	Synenco Energy Inc.	2005 – 2008

LUC DESJARDINS Calgary, Alberta Canada Age: 60 Independent Industry Experience: Consumer Discretionary Energy Industrials/Manufacturing/ Logistic Information Technology/Telecommunications

Mr. Desjardins is President and Chief Executive Officer of Superior Plus Corp., a public company based in Calgary, Alberta that provides energies, natural gas, electricity, oil and propane supply services as well as being a chemical company and construction products distributor. From 2008 to 2011, Mr. Desjardins was an equity partner at The Sterling Group, LP. From 2004 to 2008, Mr. Desjardins was President and Chief Executive Officer of Transcontinental Inc. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC. Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2009)		15/15	1/1
	Management Resources and Compensation Committee (2009)		7/7	–

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Superior Plus Corp.	2011 – present

Former
	Transcontinental Inc.	2000 – 2008

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.
(3)	Ceased to be a public company in 2010.

CIBC PROXY CIRCULAR	6

Business of the Meeting

THE HONOURABLE GORDON D. GIFFIN Atlanta, Georgia U.S.A. Age: 63 Independent Industry Experience: Energy Financial Services Government Materials/Resources Professional Services

Mr. Giffin has been a Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP since 2001. In addition to the public company directorships listed below, Mr. Giffin is Chair of the TransAlta Corporation board and Lead Director at Canadian Natural Resources Limited. He is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center, and on the Board of Advisors of McLarty Global Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. Mr. Giffin holds a Bachelor of Arts degree from Duke University and a J.D. degree from Emory University School of Law. He has also been awarded an honorary doctorate from the State University of New York.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2001)		15/15	1/1
	Management Resources and Compensation Committee (2008)		7/7	–

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Canadian National Railway Company	2001 – present	Finance, Environment, Safety and Security, Investment, Strategic Planning
	Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance (Chair)
	Just Energy Group Inc.	2006 – present	Compensation, Human Resources, Environmental, Health & Safety, Risk
	TransAlta Corporation	2002 – present

Former
	AbitibiBowater Inc.	2007 – 2009

LINDA S. HASENFRATZ Guelph, Ontario Canada Age: 46 Independent Industry Experience: Industrials/Manufacturing

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar Corporation is a diversified global manufacturing company of highly engineered products powering vehicles, motion, work and lives. Ms. Hasenfratz supports several not-for-profit entities as Vice Chair of the Royal Ontario Museum Foundation and member of the Canadian Advisory Board of Catalyst. She is a director of the Original Equipment Suppliers Association and the Vice Chair of the Canadian Council of Chief Executives. Ms. Hasenfratz is a non-executive director of the French automotive parts firm Faurecia. Ms. Hasenfratz was named one of Canada’s Top 40 Under 40 by Report on Business Magazine in 2003, received the Wilfrid Laurier Outstanding Leader Award in 2007 and was named one of the 100 Leading Women in the Automotive Industry in each of 2000, 2005 and 2010. Ms. Hasenfratz holds a Master of Business Administration degree from the Ivey School of Business at the University of Western Ontario and a Bachelor of Science (Honours) degree from the same institution.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2004)		15/15	1/1
	Management Resources and Compensation Committee (2004)		7/7	–

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Linamar Corporation	1998 – present

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

7	CIBC PROXY CIRCULAR

Business of the Meeting

KEVIN J. KELLY Toronto, Ontario Canada Age: 58 Independent Industry Experience: Financial Services Governance Investment Management Strategy

Mr. Kelly is a Corporate Director. He was Lead Director of the Ontario Securities Commission (OSC) from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years experience in wealth and asset management in Canada and the U.S. Mr. Kelly was President and Chief Executive Officer of Bimcor, Inc. from 1992 to 1996; President and Chief Executive Officer of Fidelity Canada from 1996 to 1997; President, Fidelity Investments Institutional Services Company from 1997 to 2000; President, Fidelity Brokerage Company from 2000 to 2003; and President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005. Mr. Kelly is a past director and Chair of the Foundation for Educational Exchange Between Canada and the United States of America (the Fulbright Scholarship Program). Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees	REGULAR Meetings Overall Attendance: n/a	SPECIAL Meetings
	Mr. Kelly is not currently a director.	n/a	n/a

	Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)
None

NICHOLAS D. LE PAN Ottawa, Ontario Canada Age: 61 Independent Industry Experience: Financial Services Government

Mr. Le Pan is a Corporate Director with extensive experience in financial services matters. Mr. Le Pan served as Superintendent of Financial Institutions for Canada from 2001 to 2006 and as Deputy Superintendent, Office of the Superintendent of Financial Institutions, Canada (OSFI) from 2000 to 2001. From 1997 to 2000, Mr. Le Pan acted as Deputy Superintendent (Supervision) where his duties included oversight of the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including representation as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is also Chair of the Canadian Public Accountability Board, which oversees auditors of public companies, and Chair of the Independent Review Committee of Brandes Investment Funds. Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees	REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2008)	15/15	1/1
	Corporate Governance Committee (2010)	6/6	2/2
	Risk Management Committee (2008), Chair (2010)	7/7	4/4

	Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)
None

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

CIBC PROXY CIRCULAR	8

Business of the Meeting

THE HONOURABLE JOHN P. MANLEY P.C., O.C. Ottawa, Ontario Canada Age: 63 Independent Industry Experience: Government Professional Services

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (CCCE) a position he has held since January 2010. From 2004 to 2009, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government serving as Minister of Industry, Minister of Foreign Affairs, Minister of Finance and Deputy Prime Minister. In addition to the public company directorships listed below, Mr. Manley is a director of CCCE, CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the board of directors of The Conference Board of Canada, the Institute for Research on Public Policy and the Advisory Board of Canada 2020, as well as Chair of the Advisory Board of the University of Toronto Munk School of Global Affairs. Mr. Manley holds a Bachelor of Arts degree from Carleton University and a J.D. degree from the University of Ottawa. He has also been awarded honorary doctorates from the University of Toronto, the University of Ottawa, Carleton University and the University of Western Ontario.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2005)		15/15	1/1
	Audit Committee (2005 – 2007) (2008)		7/7	–
	Corporate Governance Committee (2009)		6/6	2/2

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	CAE Inc.	2008 – present	Audit, Human Resources
	Canadian Pacific Railway Limited	2006 – present	Audit, Finance
	Telus Corporation	2012 – present	Audit

Former
	Nortel Networks Corporation	2004 – 2009
	Nortel Networks Limited	2004 – 2009

GERALD T. McCAUGHEY Toronto, Ontario Canada Age: 56 Not Independent(3) Industry Experience: Consumer Discretionary Financial Services

Mr. McCaughey is President and Chief Executive Officer of CIBC. Mr. McCaughey began his career in 1981 as an Account Executive with Merrill Lynch. He held a series of progressive management positions throughout Merrill Lynch’s Canadian Operations. In 1990, CIBC, through its wholly-owned subsidiary Wood Gundy, acquired the Private Client operations of Merrill Lynch Canada. In 1994, Mr. McCaughey became President of Wood Gundy Private Client Investments, a division of CIBC Wood Gundy Securities Inc. He was appointed Senior Executive Vice-President, CIBC, responsible for Wealth Management in 1999 and Vice Chair of CIBC in December 2002. In February 2004, he became Chairman and Chief Executive Officer of CIBC World Markets, the global investment banking arm of CIBC. Mr. McCaughey became President and Chief Operating Officer of CIBC in December 2004. He was named President and Chief Executive Officer and a member of CIBC’s Board of Directors in August 2005. Mr. McCaughey is a member of the St. Michael’s Hospital Foundation Cabinet, the U.S. Council on Foreign Relations, the Toronto Financial Services Alliance Leadership Council, the Canadian Council of Chief Executives, and the Chair of The Learning Partnership’s Corporate Advisory Board. He has served on the Advisory Board for the Canada Institute of the Woodrow Wilson Center and the Board of Frontier College. Mr. McCaughey chaired the 2012 Greater Toronto Area United Way Campaign and served as Co-Chair of the 2011 National Theatre School Capital Campaign. Mr. McCaughey was named one of the most influential leaders in the world for 2012 by Bloomberg Markets magazine. Mr. McCaughey holds a Bachelor of Commerce degree from Concordia University.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees	REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2005)	15/15	1/1
Mr. McCaughey is not a member of any Board committees but is invited to attend at the pleasure of a committee chair.

	Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)
None

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.
(3)	See Independence Status of Director Nominees table on page 14.

9	CIBC PROXY CIRCULAR

Business of the Meeting

JANE L. PEVERETT West Vancouver, British Columbia Canada Age: 54 Independent Industry Experience: Energy Financial Services Utilities

Ms. Peverett is a Corporate Director. She was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. Prior to joining BCTC, Ms. Peverett held progressively senior finance, regulatory and executive roles at Westcoast Energy Inc. Ms. Peverett was with Westcoast Energy Inc. from 1988 to 2003. In 2001, she was appointed President and Chief Executive Officer of Union Gas Limited, a Westcoast Energy company, becoming the first woman president of a natural gas utility in Canada. In addition to the public company directorships listed below, Ms. Peverett is a director and Chair of British Columbia Ferry Authority and a director of Associated Electric & Gas Insurance Services Limited (AEGIS) and the United Way of Lower Mainland. Ms. Peverett has been involved in the Stratford Festival, National Ballet School and the CMA Board in British Columbia. Ms. Peverett was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004, she received a PEAK award honouring women’s excellence in the field of finance in 2005, and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a Fellow of the Society of Management Accountants.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2009)		15/15	1/1
	Audit Committee (2009)		7/7	–

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Encana Corporation	2003 – present	Audit (Chair), Nominating and Governance, Reserves
	Northwest Natural Gas Company	2007 – present	Organization and Executive Compensation, Public Affairs and Environmental Policy

LESLIE RAHL New York, New York U.S.A. Age: 62 Independent Industry Experience: Financial Services Professional Services

Mrs. Rahl is Founder and Managing Partner of Capital Market Risk Advisors, Inc. (CMRA) of New York, a consulting boutique specializing in risk management, risk governance and complex litigation. Prior to founding CMRA in 1994 and its predecessor firm, Leslie Rahl Associates, in 1991, Mrs. Rahl spent almost 20 years in increasingly senior positions at CitiBank N.A., culminating as Co-Head of Derivatives in North America. She is a director of the International Association of Financial Engineers and the Global Risk Institute, former director of the International Swaps Dealers Association (ISDA) and former trustee of the MIT Investment Management Company. Mrs. Rahl was named among the Top 50 Women in Finance by Euromoney in 1997 and has authored a book on hedge funds and a variety of publications and articles on hedge funds and risk. The second edition of Mrs. Rahl’s book Risk Budgeting: Risk Appetite and Governance in the Wake of the Financial Crisis was published in September 2012 by Risk Books. Mrs. Rahl holds an undergraduate degree in Computer Science from the Massachusetts Institute of Technology (MIT) and a Master of Business Administration from the Sloan School at MIT.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2007)		15/15	1/1
	Risk Management Committee (2007)		7/7	4/4

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Former
	Federal National Mortgage Association (Fannie Mae)	2004 – 2008

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

CIBC PROXY CIRCULAR	10

Business of the Meeting

CHARLES SIROIS C.M., O.Q. Montreal, Quebec Canada Age: 58 Independent Industry Experience: Financial Services Information Technology/Telecommunications

Mr. Sirois, Chair of the Board of CIBC, is also Chairman of Telesystem Ltd., a private holding company, of which he is the founder and principal shareholder. Mr. Sirois is also Chairman of Enablis Entrepreneurial Network, a Canadian-based not-for-profit organization whose mission is to drive meaningful economic development by empowering entrepreneurs in the developing world, in partnership with government and the private sector. In addition to the public company noted below, Mr. Sirois is a director of a number of privately held venture capital fund management companies including Tandem Expansion Management Inc. Mr. Sirois holds a Bachelors degree in Finance from Université de Sherbrooke and a Masters degree in Finance from Université Laval (Québec City). He has also been awarded honorary doctorates from Université du Québec à Montréal, the University of Ottawa, Concordia University, Laval University and École de technologie supérieure.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (1997), Chair of the Board (2009)		15/15	1/1

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships (2)
Current
	Rogers Communications	2012 – present	Finance

Former
	Cossette Communication Group Inc.	2007 – 2009

KATHARINE B. STEVENSON Toronto, Ontario Canada Age: 50 Independent Industry Experience: Financial Services Information Technology/ Telecommunications

Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She is former Treasurer of Nortel Networks Corporation. Ms. Stevenson was with Nortel Networks Corporation from 1995 until 2007 and has over 20 years experience as a senior financial executive in Canada and the United States. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles at J.P. Morgan & Company, Inc. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is a Governor and past Chair of The Bishop Strachan School and a Vice Chair of the Board of Governors of the University of Guelph. Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University. She is a member of the Institute of Corporate Directors with the designation ICD.D.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2011)		15/15	1/1
	Risk Management Committee (2011)		7/7	3/4

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	CAE Inc.	2007 – present	Audit
	Open Text Corporation	2008 – present	Audit
	Valeant Pharmaceuticals International, Inc.	2010 – present	Audit and Risk, Finance and Transactions

Former
	Afexa Life Sciences Inc.	2011 – 2011
	OSI Pharmaceuticals, Inc.	2005 – 2010

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

11	CIBC PROXY CIRCULAR

Business of the Meeting

RONALD W. TYSOE Jupiter, Florida U.S.A. Age: 59 Independent Industry Experience: Consumer Discretionary/Staples

Mr. Tysoe is a Corporate Director. He was a Senior Advisor with Perella Weinberg Partners LP from 2006 to 2007, Vice Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until 2006, and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe is a director of a number of public companies, listed below. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

Fiscal 2012 Meeting Attendance
	Year Joined Board and Committees		REGULAR Meetings Overall Attendance: 100%	SPECIAL Meetings
	Board (2004)		15/15	1/1
	Audit Committee (2007), Chair (2009)		7/7	–
	Corporate Governance (2009)		6/6	2/2

	Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)
Current
	Cintas Corporation	2008 – present	Audit (Chair), Corporate Governance
	Pzena Investment Management, Inc.	2008 – present	Audit, Compensation, Corporate Governance (Chair)
	Scripps Networks Interactive Inc.	1996 – present	Audit (Chair), Compensation
	Taubman Centers, Inc.	2007 – present	Audit, Executive

Former
	Retail Opportunity Investments Corp. (formerly NRDC Acquisition Corp.)	2007 – 2009

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.
(2)	Current committee memberships.

CIBC PROXY CIRCULAR	12

Business of the Meeting

Areas of expertise

The following table represents the depth of experience and expertise in selected areas represented by the current nominees for election to the Board in areas identified by the Board as important to CIBC.

Experience / Expertise	Number of Directors who possess Experience/ Expertise	Experience / Expertise	Number of Directors who possess Experience/ Expertise

Senior Level Position in a Major Company Broad business experience through a senior level position in a major company	14

Financial Services Experience in the financial services industry or experience overseeing complex financial transactions and investment management	11

Risk Governance

An understanding of the Board’s role in the oversight of risk management principles and practices, including an understanding of current risk management principles and practices, which may have been gained through current or previous: executive-level experience at a risk management consulting firm; experience on a public company board committee that oversees risk management; role at a public company as chief risk officer or risk management executive; role at a public company as chief executive officer or chief financial officer; senior risk oversight role at a supervisory body governing financial institutions, financial services or the issue of securities to the public; and continuing director education on financial institution risk governance and/or risk management

7

Risk Management

“Hands-on” experience in managing risk, particularly at a financial institution, including an understanding of current risk management principles and practices as applied to financial institutions, which may have been gained through current or previous: role as the head of a significant business group in a large financial institution where the management of risk is an important part of the role responsibilities; executive-level experience at a risk management consulting firm; role at a public financial institution as chief risk officer or risk management executive; role at a public financial institution as chief executive officer or chief financial officer; and senior risk oversight role at a supervisory body governing financial institutions, financial services or the issue of securities to the public

6

Financial Expertise Expertise is based on the definition of “financial expert” and “Audit Committee Financial Expert” under securities law	10

Human Resources / Compensation An understanding of the principles and practices relating to Human Resources and/or actual “hands-on” experience in managing or overseeing Human Resources, including experience in: compensation plan design and administration; leadership development/talent management; succession planning; and compensation decision-making, including risk-related aspects of compensation	9

Information Technology Experience as a senior executive in a major technology company	6

Marketing Experience as a senior executive in a major retail customer products, services or distribution company	4

Energy Experience as a senior executive in a major energy company	5

Legal / Regulatory / Compliance Training and/or experience in law and compliance for complex regulatory regimes	7

Public / Government Relations Experience in public policy and government relations	7

13	CIBC PROXY CIRCULAR

Business of the Meeting

Board and committee meeting frequency and overall attendance for fiscal 2012

Below is a summary of Board and committee meetings held in fiscal 2012. The attendance record of each director nominee is set out in his or her biographical information on pages 4 to 12. Each director nominee attended 100% of regularly scheduled Board and committee meetings during fiscal 2012. For detail on director attendance expectations, see “Schedule B Statement of Corporate Governance Practices – Director nomination process – Meeting attendance record”.

	Number of Meetings		Overall Attendance at Regular Meetings
Board and Committees	Regular	Special
Board of Directors	15	1	100%
Audit Committee	7	0	100%
Corporate Governance Committee	6	2	100%
Management Resources and Compensation Committee	7	0	100%
Risk Management Committee	7	4	100%

Director attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend its Annual Meeting of Shareholders. At the last Annual Meeting of Shareholders, held on April 26, 2012, all but one of the nominees standing for election as a director attended.

Director independence

The Board determined that 15 of the 16 nominees proposed for election as directors, representing 94% of the Board, have no material relationship with CIBC and are, therefore, independent. The result of the Board’s determination for each nominee is set out below. For more detailed information about the determination of director independence, see “Schedule B Statement of Corporate Governance Practices – Director independence”.

Name	Independent	Not Independent	Reason for Non-Independent Status
Brent S. Belzberg	✓
Gary F. Colter	✓
Dominic D’Alessandro	✓
Patrick D. Daniel	✓
Luc Desjardins	✓
Gordon D. Giffin	✓
Linda S. Hasenfratz	✓
Kevin J. Kelly	✓
Nicholas D. Le Pan	✓
John P. Manley	✓
Gerald T. McCaughey		✓	Mr. McCaughey is President and Chief Executive Officer of CIBC.
Jane L. Peverett	✓
Leslie Rahl	✓
Charles Sirois	✓
Katharine B. Stevenson	✓
Ronald W. Tysoe	✓

CIBC PROXY CIRCULAR	14

Business of the Meeting

Corporate orders and bankruptcies

To the knowledge of CIBC, no proposed nominee for election as a director of CIBC is, as at the date of this Circular, or has been within the last 10 years:

(a)	a director, chief executive officer or chief financial officer of a company that, (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was subject to such an order that was issued after that person ceased to be a director or chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Gordon D. Giffin	AbitibiBowater Inc.	Mr. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the U.S. Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (CCAA) with the Superior Court of Quebec in Canada.
John P. Manley	Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies)

Mr. Manley was a director of the Nortel Companies when the Ontario Securities Commission (OSC) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005.

Mr. Manley was also a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission (QSC) issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC lifted their cease trade orders shortly thereafter.

Mr. Manley was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing.

Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009.

15	CIBC PROXY CIRCULAR

Business of the Meeting

Corporate orders and bankruptcies (continued)

Leslie Rahl	Federal National Mortgage Association (Fannie Mae)	Mrs. Rahl was a director of Fannie Mae on September 6, 2008 when, at the request of the Secretary of the U.S. Department of the Treasury, the Chairman of the Board of Governors of the U.S. Federal Reserve and the Director of the U.S. Federal Housing Finance Authority (FHFA), the Board of Directors of Fannie Mae adopted a resolution consenting to putting Fannie Mae into conservatorship. After obtaining consent, the Director of FHFA appointed FHFA as conservator on September 6, 2008. On September 18, 2008, Mrs. Rahl resigned as a director of Fannie Mae.
Charles Sirois	Microcell Telecommunications Inc. (Microcell)	Mr. Sirois was Chairman of the Board of Microcell when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

Advisory	Resolution on Executive Compensation Approach

As a shareholder, you have the opportunity to vote for or against CIBC’s approach to executive compensation through the following resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s information circular delivered in advance of the 2013 annual meeting of shareholders.

Since your vote is advisory, it would not be binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on CIBC’s approach to executive compensation see “Executive Compensation Letter to Shareholders” and “Compensation Discussion and Analysis” beginning on page 27. The Board recommends that shareholders vote for the advisory resolution on CIBC’s approach to executive compensation.

Shareholder	Proposals

Attached to this Circular as Schedule A are shareholder proposals that have been submitted for consideration at the meeting, the response of the Board and management to each of the proposals and the Board’s recommendation on voting on each of the proposals.

Any shareholder proposal intended for inclusion in CIBC’s fiscal 2013 Management Proxy Circular must be submitted by November 30, 2013 and comply with the requirements of the Bank Act.

CIBC PROXY CIRCULAR	16

BOARD COMMITTEE REPORTS

CIBC’s Board of Directors has established four committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee.

The Board has approved a mandate for each committee and delegated responsibilities set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. For fiscal 2012, each committee is satisfied that it has fulfilled its mandate and has provided a report, highlighting its structure, mandate and significant achievements during fiscal 2012.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 18 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Audit Committee is to fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis (MD&A) and internal control over financial reporting; monitor the system of internal control; monitor compliance with legal and regulatory requirements; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of the internal auditors; and act as the audit committee for certain federally regulated subsidiaries.

The Audit Committee reviews, approves and/or recommends for Board approval:

•   Financial Reporting

✓    Integrity of CIBC’s financial statements and financial disclosures

✓    Consolidated annual and interim financial statements, related MD&A and external auditors’ report on the consolidated financial statements

✓    Other financial disclosures

✓    Any material changes in accounting policies and practices

•   External Auditors

✓    Guidelines on hiring employees from the external auditors

✓    External auditors’ annual audit plan

✓    Independence, qualifications and performance of external auditors

✓    External auditors’ compensation

✓    Audit and non-audit services to CIBC or its subsidiaries by the external auditors

✓    External auditors’ annual report on their internal quality-control procedures

✓    Selection and recommendation of external auditors, for appointment by shareholders

•   Internal Audit Function

✓    Internal Audit organizational framework and charter

✓    Appointment or removal of Chief Auditor

✓    Mandate, goals, effectiveness and independence of Chief Auditor and independence and effectiveness of the Internal Audit function

✓    Internal auditors’ annual audit plan

•   Finance Function

✓    Finance organizational framework

✓    Appointment or removal of Chief Financial Officer (CFO)

✓    Mandate and goals of CFO and the effectiveness of CFO and the Finance function

•   Compliance Function

✓    Compliance organizational framework

✓    Appointment or removal of the Chief Compliance Officer

✓    Mandate and goals of the Chief Compliance Officer and effectiveness of the Compliance function

✓    Annual Compliance plan

•   Internal Controls

✓    Monitor internal control systems

✓    Effectiveness of the design and operation of internal control systems

✓    Fraud prevention and detection program

✓    Business continuity management and insurance programs

•   Whistleblowing Procedures

✓    Establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters

•   Succession Planning

✓    Succession plans for the CFO, the Chief Auditor and the Chief Compliance Officer

17	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Audit Committee (continued)

2012 ACHIEVEMENTS

Transition to International Financial Reporting Standards (IFRS):    The Committee continued its oversight of the transition to IFRS, with a focus on monitoring the IFRS conversion project, accounting changes around valuation that precede IFRS, and IFRS Audit Committee education.

Oversight of risk relating to control environment and reporting:    The Committee continued to oversee significant areas of risk relating to the overall control environment of CIBC, including CIBC FirstCaribbean International Bank (CIBC FirstCaribbean). There was also a detailed review of Financial Statement and MD&A disclosure each quarter.

Finance Organizational Structure:    The Committee continued to monitor the organizational structure of the Finance group and reviewed development and succession plans of key Finance executives with the CFO.

2012 DIRECTOR DEVELOPMENT	The Committee received updates on the IFRS project status quarterly. Director education sessions took place during the year covering IFRS and Retail Markets Fraud Management.
MEMBERSHIP	• R.W. Tysoe, Chair • G.F. Colter • J.P. Manley • J.L. Peverett
All members are “financially literate” as required by the New York Stock Exchange (NYSE) and the Canadian Securities Administrators (CSA). Each member is an “audit committee financial expert” under the SEC rules.
100% INDEPENDENT

All members met Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at committee meetings.

Additional information on the Audit Committee’s composition, mandate, education and experience as well as CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is set out under the heading “Audit Committee” in CIBC’s Annual Information Form dated December 5, 2012, which is available at www.cibc.com.

Audit Committee report regarding SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, E&Y, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with E&Y the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

E&Y provided to the Audit Committee the written disclosures required by Rule 3526 of the Public Company Accounting Oversight Board (United States), and the Audit Committee has discussed with E&Y its independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002, and Rule 3526 of the Public Company Accounting Oversight Board (United States).

Based on this review and these discussions, the Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2012 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Ronald W. Tysoe, Chair, Gary F. Colter, John P. Manley and Jane L. Peverett.

CIBC PROXY CIRCULAR	18

Board Committee Reports

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule B, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

The Corporate Governance Committee reviews, approves and/or recommends for Board approval:

• Oversight of Corporate Governance Matters
✓ Corporate governance framework and activities
✓ Processes for administering CIBC’s Disclosure Policy
✓ Corporate governance disclosure
• Composition and Performance of the Board and its Committees
✓ Nomination of directors to the Board and Board committees
✓ Removal of a director from a Board committee
✓ Criteria for director and committee member selection
✓ Oversight of director development program
✓ Performance goals for the Chair of the Board
✓ Director remuneration
✓ Mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and the chair of each committee
✓ Performance evaluation of the Board, the directors, each committee and the Chair of the Board
✓ Evaluate director independence and director independence criteria
✓ Criteria for the tenure of directors
• Chair of the Board Succession
✓ Succession and emergency preparedness planning process for the Chair of the Board
• Conflicts of Interest and Conduct Review
✓ Policies, practices and procedures relating to self-dealing and conflicts of interest
✓ Compliance with CIBC’s Code of Conduct for employees and Code of Ethics for Directors
✓ Policies and procedures relating to reputation risk
✓ Act as the conduct review committee for CIBC and certain federally regulated subsidiaries
2012 ACHIEVEMENTS

Board Renewal:    As part of its commitment to ongoing Board renewal, the Committee retained an external advisor to assist in recruiting a director candidate. Mr. Kevin J. Kelly will be put forward as a new nominee for election by the shareholders as a director. See page 8 for more information on Mr. Kelly.

Board’s Framework for Stakeholder Engagement:    The Committee continued evolving the Board’s framework for stakeholder engagement by expanding dialogue with regulators. Discussion topics included key board responsibilities, effective governance oversight and risk governance. Through meetings and correspondence with shareholders or governance advocates, the Chair of the Board and the Committee remain current on and responsive to the views of CIBC’s stakeholders on governance.

Enhanced Board and Committee Effectiveness:    The Committee continued to foster improvements to the Board reporting process and the conduct of Board and committee meetings to enhance the efficiency of directors and the effectiveness of their decision-making.

2012 DIRECTOR DEVELOPMENT	The Committee received continuing educational updates about regulatory developments on governance matters and emerging governance trends globally.
MEMBERSHIP

•      G.F. Colter, Chair

•      B.S. Belzberg, Chair, Management Resources and Compensation Committee

•      N.D. Le Pan, Chair, Risk Management Committee

•      J.P. Manley

•      R.W. Tysoe, Chair, Audit Committee

Committee includes the chair of each of the other CIBC Board committees to enhance communication and overall governance

100% INDEPENDENT

All members met Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at committee meetings.

19	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee has provided its annual report regarding executive compensation beginning on page 27.

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Management Resources and Compensation Committee is to assist the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organization effectiveness, leadership development, succession planning and compensation. The Committee is responsible for the alignment of compensation with CIBC’s strategy of consistent and sustainable earnings, risk appetite and control framework.

The Management Resources and Compensation Committee reviews, approves and/or recommends for Board approval:

• Chief Executive Officer and Senior Executive Performance, Compensation and Employment Arrangements
✓ Performance goals for the CEO, senior executives reporting to the CEO and other key officers
✓ Performance assessments and compensation for the CEO, senior executives reporting to the CEO and other key officers
✓ CEO and senior executive employment arrangements, and appointments at the level of Executive Vice-President and above, including compensation
• Succession Planning and Executive Development
✓ Succession plan for the CEO and senior executives reporting to the CEO
✓ Succession plans for other key management positions
✓ Progress on broad-based leadership development initiatives as well as the specific development plans for succession candidates for key roles
• Compensation
✓ Alignment of compensation with business performance and risk
✓ Annual incentive compensation and allocations for infrastructure groups, strategic business units and key lines of business
✓ Key performance indicators and compensation for any individual whose total direct compensation is above a certain threshold
✓ Equity ownership guidelines, and holdings relative to those guidelines, for all executives and Managing Directors in Wealth Management and Wholesale Banking
• Compensation Philosophy, Methodology and Governance
✓ Philosophy, methodology and governance
✓ Material compensation policies and plans

✓   An independent report on material compensation plans to assess whether the plans are operating as intended and the level of compensation paid is appropriate in relation to actual business performance and risk

• CIBC Pension Funds and Pension Plans
✓ Investment performance, material risks and governance structure
✓ New plans and material amendments to existing plans
• Internal Controls, Regulatory Compliance and Human Resources Risks
✓ Management’s assessment of significant human resources risks and effectiveness of related internal controls
✓ Material organizational changes and changes that impact the key control groups, including Internal Audit, Finance, Legal, Compliance and Risk Management
• Disclosure
✓ Executive compensation disclosure in CIBC’s Management Proxy Circular
2012 ACHIEVEMENTS

Alignment of Compensation with Strategy and Risk Appetite:    The Committee continued its focus on ensuring CIBC’s compensation plans align with CIBC’s strategy and risk appetite. This included ensuring compliance with the Financial Stability Board’s principles and standards and any new regulatory requirements in the jurisdictions in which CIBC operates.

Talent Management:    The Committee continued to dedicate a significant portion of its agenda to the advancement of CIBC’s talent strategy, including the development of a strong pipeline of future leaders, the executive talent review process, organizational effectiveness and enhancing succession planning through a focus on critical roles across the organization. During the year, CEO succession criteria were further incorporated in the development plans for senior executives reporting to the CEO, talent profiles were completed across the executive population and detailed talent reviews took place with each of the business leaders. In addition, talent management objectives were further integrated with the business strategy.

CIBC PROXY CIRCULAR	20

Board Committee Reports

Report of the Management Resources and Compensation Committee (continued)

2012 DIRECTOR DEVELOPMENT	The Committee received educational updates on best practices in executive compensation design and market pay trends, recent changes in the global regulatory environment and the implications of those changes for compensation, and the fiduciary role and responsibilities of the Committee as a pension plan sponsor and administrator.

MEMBERSHIP	• B.S. Belzberg, Chair • P.D. Daniel • L. Desjardins • G.D. Giffin • L.S. Hasenfratz

100% INDEPENDENT

All Committee members met Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at committee meetings.

Report of the Risk Management Committee

MANDATE Full Committee Mandate and Committee Chair Mandate are available at www.cibc.com

The primary function of the Risk Management Committee is to assist the Board in fulfilling its responsibilities for defining CIBC’s risk appetite, reviewing alignment of strategic plans with risk appetite, and overseeing CIBC’s risk profile and performance against risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks (credit, market, investment, operational, insurance, balance sheet and liquidity risks (as well as other treasury-related risks)).

The Risk Management Committee reviews, approves and/or recommends for Board approval:

• Principal Business Risks
✓ CIBC’s Risk Appetite Statement and alignment of strategic plan with risk appetite
✓ Risk limits and key risk management policies and procedures
✓ CIBC’s capital plan and policies
✓ CIBC’s risk profile and compliance with risk limits, policies and procedures for assessing overall adherence to risk appetite
✓ Management stress tests in relation to capital at risk, identifying material risks associated with CIBC’s businesses and operations, and emerging risk issues and trends
✓ Reports to the Board on all credits and investments approved by the Committee
• Reputation and Legal Risks, Outsourcing, New Initiative Approval Process and Regulatory Compliance

✓   Key policies and procedures for the effective identification and control of reputation and legal risks associated with transactions, including the mandate of the reputation and legal risks oversight committee and its activities

✓ Material amendments to CIBC’s outsourcing policy and compliance with the outsourcing policy
✓ Risk assessment processes relative to new strategies, products or services
✓ Management’s compliance with laws and regulations as they relate to the mandate of the Committee
• Risk Management Function
✓ Organizational framework for CIBC’s independent risk management function and its effectiveness
✓ Staff resourcing and financial plans
✓ Mandate and goals of the Chief Risk Officer (CRO) and the effectiveness of the CRO
✓ Succession plans for the CRO and positions reporting directly to the CRO
• Interaction with Management Resources and Compensation Committee (MRCC)
✓ Risk input into compensation decisions of the MRCC and any other risk-related aspects of compensation decisions of the MRCC

21	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Risk Management Committee (continued)

2012 ACHIEVEMENTS

Risk Appetite:    CIBC’s Risk Appetite Statement formalizes CIBC’s strategy to be a financial institution that delivers high quality earnings while maintaining a lower than average risk profile. During 2012, the Committee oversaw enhancements to the Risk Appetite Statement as well as to the further integration of risk appetite considerations into CIBC’s strategic and financial planning processes. The Committee reviewed strategic plans and selected business growth initiatives in the context of risk appetite to assist management in finding and maintaining the right balance between growth and disciplined risk taking, and it regularly reviewed CIBC’s risk profile against the approved Risk Appetite Statement. The Committee also reviewed refinements to various risk limits and policies, as well as regular compliance reporting.

Stress Testing and Capital Adequacy:    Enterprise-wide stress testing, including analysis of global market/economic stresses, continued to be important components of the Committee’s 2012 activities. During the year, the Committee reviewed CIBC’s enterprise-wide stress testing results and management’s assessment of capital adequacy under varying levels of stress, as well as stress testing and management’s approach to risk mitigation for risks associated with various business activities.

Business Risk Reviews:    The Committee reviewed presentations on various business activities, including: CIBC FirstCaribbean, CIBC Mellon Trust Company, and other significant investments, Commercial Real Estate Lending, Residential Real Estate Lending, Credit Card Portfolios and Capital Markets Trading. The Committee provided oversight regarding risk identification and risk controls/mitigation, and alignment with risk appetite.

Other Governance Activities:    During 2012, the Committee oversaw the development of CIBC’s recovery and resolution plans and provided input into CIBC’s review of its corporate governance framework. The Committee also received reports on changes to the regulatory framework, including associated impacts to CIBC, to ensure implications are factored into strategies and into risk appetite.

2012 DIRECTOR DEVELOPMENT	The Committee received educational updates on Basel III requirements for capital and liquidity as well as other regulatory developments, operational risk management, and management of risks associated with certain trading room activities.

MEMBERSHIP	• N.D. Le Pan, Chair • D. D’Alessandro • L. Rahl • K.B. Stevenson

100% INDEPENDENT

All members met Board-approved independence standards derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules. These standards are available at www.cibc.com.

Independence is further advanced by in camera sessions at committee meetings.

CIBC PROXY CIRCULAR	22

DIRECTOR COMPENSATION

Director compensation program

The Corporate Governance Committee reviews director compensation annually to assess whether it aligns with CIBC’s strategic imperative to deliver consistent and sustainable earnings, fosters prudent decision-making, and is competitive with director compensation programs and levels among Canadian financial institutions. The Corporate Governance Committee recommends changes in director compensation to the Board for approval when considered appropriate or necessary to:

•	align with these objectives;

•	recognize the workload, time commitment and responsibility of Board and committee members; and

•	reflect current director compensation programs.

Based on a consideration of these factors and a review of comparative data from the major Canadian banks, the Committee recommended and the Board approved an increase in the director equity ownership guideline from $450,000 to $550,000 (five times the annual retainer) effective November 1, 2012. In addition, the Committee recommended and the Board approved a decrease in the fee paid to members of the Special Litigation Committee from $25,000 to $10,000 per year, effective November 1, 2012.

Director compensation components

A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of retainers and attendance fees. Director compensation may be paid in various forms: cash, CIBC common shares and/or deferred share units (DSUs). The following table sets out the components of director compensation for fiscal 2012.

Description of Fee	Amount
Chair of the Board retainer(1)	$375,000 per year
Director retainer:
– Cash(2)	$ 40,000 per year
– Equity (deferred share units(3)/common shares)	$ 70,000 per year
Committee Chair retainer:
– Audit Committee	$ 40,000 per year
– Corporate Governance Committee	$ 25,000 per year
– Management Resources and Compensation Committee	$ 40,000 per year
– Risk Management Committee	$ 40,000 per year
Committee member retainer(4)	$ 5,000 per year
Special Litigation Committee member retainer(5)	$ 25,000 per year
Special Committee meeting attendance fee(6)]	$ 1,000 per meeting
Board/committee meeting attendance fee(7)	$ 2,000 per meeting
Non-resident attendance fee(8)	$ 2,000 per trip

Notes:

(1)	The Chair of the Board receives an annual retainer of $375,000 with $150,000 payable in cash, CIBC common shares or DSUs and $225,000 payable in CIBC common shares or DSUs. The Chair of the Board receives no additional director compensation.

(2)	Directors may elect to receive all or a portion of the cash component of the annual retainer in the form of cash, CIBC common shares or DSUs.

(3)	A DSU is a bookkeeping entry credited quarterly to an account maintained for a director until retirement from the Board. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director or employee of CIBC. The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the Toronto Stock Exchange (TSX) on the day immediately before the redemption date. DSUs are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(4)	Committee chairs do not receive a committee member retainer for membership on the Corporate Governance Committee but receive a member retainer for other committee assignments. Any non-committee chair appointed to the Corporate Governance Committee receives a committee member retainer.

(5)	During fiscal 2008 a special committee was established to assess certain litigation matters. Based on the recommendation of the Corporate Governance Committee, the Board decreased the flat fee paid to committee members from $25,000 to $10,000 per year, effective November 1, 2012.

(6)	During fiscal 2010 a special committee was established relating to strategic planning processes. Committee members, other than the Chair of the Board, receive a fee of $1,000 for each meeting attended and no additional compensation for service on this committee.

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Director Compensation

(7)	The meeting attendance fee is the same whether the meeting is attended in person or by teleconference.

(8)	Non-resident attendance fees are paid to a director attending in person at Board or committee meetings held outside the director’s province or state of residence.

A director is reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out his or her duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board, including travel and travel-related expenses related to CIBC business.

Director equity plans

CIBC has established equity plans to align the interests of directors with those of shareholders.

Non-Officer Director Share Plan – Non-officer directors may elect to receive all or a portion of their cash-eligible compensation in the form of cash, CIBC common shares or DSUs. Under this plan, cash-eligible compensation includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

Director Deferred Share Unit / Common Share Election Plan – Non-officer directors may elect to receive the equity component of the director retainer in the form of either DSUs or CIBC common shares.

Non-Officer Director Stock Option Plan (DSOP) – In January 2003, the Board determined that no further options would be granted to directors under this plan and, as at the date of this Circular, there are no unexercised options outstanding. See page 54 of the Compensation Discussion and Analysis for additional details on the DSOP.

CIBC PROXY CIRCULAR	24

Director Compensation

Director Compensation Table

The following table sets out the total compensation provided to non-management directors during fiscal 2012.

Name(1)	Fees Earned(2)				All Other Compensation ($)		Total Compensation ($)	Allocation of Fees Earned(3)(4)
	Board Retainer		Committee Member and Chair Retainers ($)	Board, Committee and Non- Resident Attendance Fees ($)				Cash ($)		Share-Based		Allocation of Fees between Cash and Common Shares/DSUs
	Equity Component(3) ($)	Cash Component(4) ($)								Common Shares ($)	DSUs ($)
Brent S. Belzberg	70,000	40,000	45,000	62,000	—		217,000	—		—	217,000	100% DSUs
Gary F. Colter(5)	70,000	40,000	30,000	85,000	—		225,000	155,000		70,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash
Dominic D’Alessandro	70,000	40,000	5,000	57,000	—		172,000	—		—	172,000	100% DSUs
Patrick D. Daniel	70,000	40,000	5,000	64,000	—		179,000	—		—	179,000	100% DSUs
Luc Desjardins(6)	70,000	40,000	5,000	63,000	—		178,000	—		178,000	—	100% Shares
Gordon D. Giffin(5)	70,000	40,000	5,000	81,000	—		196,000	126,000		—	70,000	Equity Retainer: 100% DSUs Remainder: 100% Cash
Linda S. Hasenfratz	70,000	40,000	5,000	48,000	—		163,000	93,000		70,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash
Nicholas D. Le Pan(5)(6)	70,000	40,000	45,000	98,000	—		253,000	183,000		—	70,000	Equity Retainer: 100% DSUs Remainder: 100% Cash
John P. Manley	70,000	40,000	10,000	64,000	—		184,000	—		—	184,000	100% DSUs
Jane L. Peverett(6)	70,000	40,000	5,000	61,000	—		176,000	6,600		—	169,400	Equity Retainer: 100% DSUs Remainder: 94% DSUs, 6% Cash
Leslie Rahl	70,000	40,000	5,000	72,000	—		187,000	—		—	187,000	100% DSUs
Charles Sirois(6)(7)	—	—	375,000	—	—		375,000	—		—	375,000	100% DSUs
Robert J. Steacy(8)	35,000	20,000	2,500	26,000	10,000	(9)	93,500	56,000	(10)	—	27,500	Equity Retainer: 100% DSUs Remainder: 100% Cash
Katharine B. Stevenson	70,000	40,000	5,000	54,000	—		169,000	99,000		70,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash
Ronald W. Tysoe(5)	70,000	40,000	45,000	101,000	—		256,000	186,000		—	70,000	Equity Retainer: 100% DSUs Remainder: 100% Cash
Total	945,000	540,000	592,500	936,000	10,000		3,023,500	904,600		388,000	1,720,900

Notes:

(1)	Mr. McCaughey does not receive compensation for his services as a director of CIBC. See the Summary Compensation Table on page 48 for Mr. McCaughey’s compensation as an officer of CIBC.

(2)	Includes all retainers and meeting fees, including those paid in CIBC common shares and/or DSUs.

(3)	Directors must receive the equity component of the annual retainer ($70,000) in the form of either CIBC common shares or DSUs.

(4)	Directors may elect to receive all or a portion of the cash component of the annual retainer ($40,000) in the form of cash, CIBC common shares or DSUs.

(5)	During fiscal 2008 a special committee was established to assess certain litigation matters. Committee members, including the committee chair, received a flat fee of $25,000 for fiscal 2012 and no additional compensation for service on this committee. Amounts paid to each committee member during fiscal 2012 are included in the column headed “Committee Member and Chair Retainers”.

(6)	During fiscal 2010 a special committee was established relating to CIBC’s strategic planning processes. Committee members, other than the Chair of the Board, receive a fee of $1,000 for each meeting attended and no additional compensation for service on this committee. Amounts paid to each committee member during fiscal 2012 are included in the column headed “Board, Committee and Non-Resident Attendance Fees”.

(7)	The Chair of the Board receives an annual retainer of $375,000. He does not receive any other compensation as a director, or in any other capacity from CIBC.

(8)	Mr. Steacy retired from the Board April 26, 2012.

(9)	Under CIBC’s Policy on Retiring Directors, a $10,000 donation was made in honour of a retiring director to a charity selected by the director, consistent with CIBC’s giving guidelines. The retiring director did not request the donation or receive any financial benefit from the donation.

(10)	Directors are paid fees owing to them for the fiscal quarter in which they leave the Board in the form of cash.

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Director Compensation

Director equity ownership guideline

CIBC encourages its directors to have an equity ownership position in CIBC as a reflection of their commitment to CIBC. Under the director equity ownership guideline, a director is expected to invest half of the cash-eligible component of the director retainer in CIBC common shares and/or DSUs until the director owns CIBC common shares and/or DSUs having a value of $550,000, which is five times the director retainer of $110,000. A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board.

The following table sets out each director nominee’s equity ownership interest in CIBC (including DSUs) and any changes in ownership interest since February 15, 2012.

	Equity Ownership at February 18, 2013		Equity Ownership at February 15, 2012		Net Change in Equity Ownership
Name(1)	CIBC Common Shares(2) (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)	CIBC Common Shares (#)	DSUs (#)	Value of Equity(3) ($)	Deadline to Meet Guideline
Brent S. Belzberg	3,500	21,839	3,500	17,987	—	3,852	2,026,360	Met Guideline
Gary F. Colter	13,183	—	12,685	—	498	—	1,054,245	Met Guideline
Dominic D’Alessandro	30,000	6,049	30,000	3,510	—	2,539	2,882,839	Met Guideline
Patrick D. Daniel(4)	1,000	7,722	1,000	5,021	—	2,701	697,498	Met Guideline
Luc Desjardins	8,483	—	7,253	—	1,230	—	678,386	Met Guideline
Gordon D. Giffin	2,954	11,625	2,954	10,172	—	1,453	1,165,883	Met Guideline
Linda S. Hasenfratz	7,795	—	7,134	—	661	—	623,366	Met Guideline
Kevin J. Kelly(5)	6,202	n/a	n/a	n/a	n/a	n/a	495,974	April 25, 2018
Nicholas D. Le Pan	1,566	6,119	3,126	4,923	(1,560)	1,196	614,569	Met Guideline
John P. Manley	—	14,385	2,122	11,305	(2,122)	3,080	1,150,368	Met Guideline
Jane L. Peverett	—	6,622	—	4,096	—	2,526	529,561	February 26, 2014
Leslie Rahl	26	16,399	26	13,179	—	3,220	1,313,507	Met Guideline
Charles Sirois	55,754	30,447	55,156	24,148	598	6,299	6,893,494	Met Guideline
Katharine B. Stevenson	4,042	—	2,547	—	1,495	—	323,239	January 1, 2016
Ronald W. Tysoe	11,000	22,077	11,000	20,137	—	1,940	2,645,168	Met Guideline
Total	145,505	143,284	138,503	114,478	800	28,806	23,094,456

Notes:

(1)	Mr. McCaughey does not receive compensation for his services as a director and is, therefore, not eligible to participate in director compensation plans. Mr. McCaughey, as an officer of CIBC, is expected to meet the Executive Equity Ownership Guidelines described on page 35. Mr. McCaughey’s equity-based holdings are set out on page 52.

(2)	Information about shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and, therefore, has been provided by each director. These shares include, but are not limited to, shares received as compensation.

(3)	Value of equity is based on the closing price of a CIBC common share on the TSX on December 31, 2012 ($79.97).

(4)	Mr. Daniel exercises control or direction over 2,000 CIBC Non-Cumulative Class A Preferred Shares, Series 27 (Series 27 Share) with an aggregate market value at February 18, 2013 of $51,600, based on the closing price of a Series 27 Share on the TSX on February 15, 2013 ($25.80).
(5)	Mr. Kelly is being put forward as a new nominee for election as a director on April 25, 2013. If elected, Mr. Kelly will have until April 25, 2018 to meet the director equity ownership guideline.

CIBC PROXY CIRCULAR	26

EXECUTIVE COMPENSATION LETTER TO SHAREHOLDERS

TO OUR FELLOW SHAREHOLDERS:

CIBC operates on the principle that we are a lower risk bank than our industry peers that creates shareholder value by delivering consistent and sustainable earnings over time. This principle is supported by a compensation philosophy that has three key objectives:

•	reinforce CIBC’s strategy of consistent and sustainable earnings without encouraging undue risk-taking;

•	align pay and performance; and

•	support CIBC’s ability to attract, motivate and retain key talent.

The Board is pleased with management’s execution of CIBC’s strategy, and the way in which that strategy is evolving to generate CIBC’s growth and long-term success. We are also pleased that our shareholders have supported our executive compensation approach by using their say on pay to vote over 90% “For” in each of the past three years.

2012 Performance

The environment in 2012 was challenging for banks worldwide. Against this backdrop, CIBC reported net income of $3.3 billion or $8.07(1) per share on an adjusted basis, compared with $2.9 billion or $7.57(1) per share a year ago. While this earnings growth was within the range of CIBC’s medium term objective of 5 to 10%, it fell short of the Bank’s financial plan for 2012 as industry conditions resulted in lower than expected revenue growth. Return on equity of 22% was once again strong, and CIBC’s Tier 1 and total capital ratios of 13.8% and 17.3%, respectively, continue to underscore our strength and stability. CIBC also returned excess capital to shareholders during the fiscal year through a 4% dividend increase and the repurchase of 2,025,000 common shares.

Beyond our financial performance, management continued to execute an incremental and risk-controlled growth strategy. This strategy is built around four work streams, each of which has a clear set of priorities and objectives, as outlined below:

•

Strengthen and grow CIBC’s core Canadian retail banking franchise by focusing on three priorities: (1) building deeper relationships with our clients; (2) enhancing our sales and service capabilities; and (3) acquiring and retaining clients consistent with these objectives;

•

Grow CIBC’s wealth management business in Canada and internationally, with a focus on the U.S., by: (1) building deeper client relationships; (2) growing our institutional and retail client base in our home markets; and (3) strengthening our franchise through acquisitions that augment our capabilities, increase operating leverage and support the growth of our international earnings stream;

•

Expand CIBC’s wholesale banking business in targeted sectors and geographies where CIBC has a strong client base and expertise, with a particular focus on the core areas of energy, mining, infrastructure, and U.S. commercial real estate finance; and

(1)	Adjusted net income is a non-GAAP measure. See page 65 for a reconciliation of reported to adjusted net income.

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Executive Compensation

•

Enhance the performance of CIBC’s Caribbean banking operation, which we believe can return to historical levels of profitability as economic conditions improve and by leveraging CIBC’s strengths in the region.

In addition to making progress on each of these initiatives during 2012, CIBC improved its client satisfaction scores, further enhanced strong levels of employee engagement and continued its strong commitment to Canada and the economic and social vibrancy of the communities we serve.

We were pleased with CIBC’s progress in 2012 and the external recognition CIBC is receiving. Of particular note, CIBC was named by Bloomberg as the strongest bank in North America and the third strongest bank in the world, and Mr. McCaughey was named one of the 50 most influential leaders. CIBC also received numerous awards in 2012 for being a top employer and a socially responsible corporation.

A Strategy-Driven and Risk-Controlled Approach to Executive Compensation

CIBC’s executive compensation framework rewards management for executing on the Bank’s strategy and increasing CIBC’s value in a sustainable fashion and within our lower risk appetite. The implications of risk-taking are evaluated throughout the compensation decision-making process for the Chief Executive Officer (CEO), Senior Executive Team (SET) and all executives. The Board and management rely on a sound process, strict criteria and use considered judgment to make these decisions.

CIBC’s compensation framework for the CEO and SET has the following core elements and features:

•

variable, performance-based cash incentive awards based on business and individual performance ratings and multipliers that can be reduced to zero for short-term performance that is far below expectations;

•

performance share units (PSUs) that are fixed at grant but performance-based at vesting, with the number of units at vesting ranging from 75% to 125% of the number of units granted based on CIBC’s return on equity relative to industry peers and the payout amount also subject to CIBC’s share price performance over the three-year vesting period;

•	book value units (BVUs) that provide a consistent and reliable indicator of CIBC’s value over the long-term that is not subject to the influence of temporary market factors on share price;

•	a level of stock option use that is significantly below the median of our peer group at about 10% of total compensation, with vesting deferred until three and four years from the date of grant; and

•	high equity ownership levels and large deferrals that further mitigate risk-taking and strengthen alignment with our strategy.

We believe our current compensation program introduced for the CEO and SET in 2009 has worked as intended. In 2012, CIBC delivered the lowest earnings and share price volatility among the major Canadian banks. In our view, this achievement is a strong validation of our decision to lower the year-over-year volatility in pay in order to encourage the sustained execution of CIBC’s strategy.

We review and modify our executive compensation framework periodically as the global financial industry evolves to ensure it remains competitive, aligned with our strategy, and consistent with emerging best practice. The Committee is currently working with its advisor on a comprehensive review and assessment of our framework for the CEO and SET using these criteria to determine if any changes may be appropriate.

CIBC PROXY CIRCULAR	28

Executive Compensation

CEO and Named Executive Officer Pay

For 2012, the Board awarded Mr. McCaughey total direct compensation of $9.2 million, below his target of $9.5 million, comprised of a fixed base salary of $1.5 million, a performance-based annual cash incentive award of $2.9 million, and deferred and performance-based incentive compensation of $4.8 million (representing 62% of his total incentive compensation). Compared with 2011, Mr. McCaughey’s compensation was down 7.7%, primarily due to a lower CIBC multiplier.

CIBC uses a balanced scorecard to assess business and individual performance. This approach produces an initial compensation amount using a judgment-based multiplier that is then subject to a test of reasonability by the CEO and Board to ensure that compensation decisions have considered all elements of performance. As part of this process and with the full support of the Committee and the Board, the CEO recommended that the CIBC multiplier used to determine 2012 pay for the CEO and SET be reduced from 105% to 90% to reflect the fact that CIBC’s earnings quality was mixed and year-over-year earnings growth was below plan.

The table below illustrates CIBC’s track record of CEO pay-for-performance by comparing the current value of compensation awarded to Mr. McCaughey over his seven full years as CEO to a comparable measure of the value received by shareholders over the same period.

Fiscal Year	Total Direct Compensation Awarded(1) ($)	Actual Total Direct Compensation Value at December 31, 2012(2) ($)	Value of $100
			Period	To Mr. McCaughey(3) ($)	To Shareholders(4) ($)
2006	9,050,000	7,107,486	10/31/2005 to 12/31/2012	79	153
2007	5,312,500	5,890,712	10/31/2006 to 12/31/2012	111	122
2008	8,160,000	13,497,068	10/31/2007 to 12/31/2012	165	102
2009	6,240,000	8,111,417	10/31/2008 to 12/31/2012	130	179
2010	9,337,000	9,830,045	10/31/2009 to 12/31/2012	105	149
2011	10,010,000	10,742,087	10/31/2010 to 12/31/2012	107	112
2012	9,244,000	8,299,102	10/31/2011 to 12/31/2012	90	112
			Weighted Average	111	128

Notes:

(1)	Total Direct Compensation (TDC) is the sum of base salary and incentive compensation (annual cash bonus and deferred incentives) awarded for performance during the fiscal year.

(2)	Actual TDC Value is the sum of salary and annual cash bonus as well as the payout value of share units granted during the period (or current value if outstanding) and dividend equivalents, and the exercise value of stock options granted during the period (or the in-the-money value if outstanding).

(3)	Represents the actual value to Mr. McCaughey for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.

(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

For 2012, aggregate total direct compensation for CIBC’s other four Named Executive Officers (NEOs) – Mr. Glass, Mr. Nesbitt, Mr. Williamson and Mr. Capatides – was $16.2 million. Individual compensation for these officers ranged from 1.3% to 1.8% below targets.

Relative to 2011, compensation for Mr. Nesbitt and Mr. Capatides was down 6.7% and 5.1%, respectively. Compensation for Mr. Glass and Mr. Williamson was up 32.4% and 14.6% respectively, entirely due to target changes in 2011 and 2012 to move their pay in their new roles closer to market levels. These target changes as a result of their 2011 promotions offset what would have otherwise been a decline in year-over-year compensation due to lower performance multipliers.

29	CIBC PROXY CIRCULAR

Executive Compensation

Developing our Human Capital

In addition to executive compensation, the MRCC is responsible for overseeing CIBC’s overall approach to developing our human capital to drive long-term and sustainable success.

Three years ago, CIBC implemented a multi-year talent and leadership development strategy. This strategy continued in 2012, with training and leadership programs for senior management and high-potential leaders. The programs placed particular emphasis on key executive roles designated as critical to the Bank’s long-term success and measuring progress on the identification of a minimum of two successors for each key role. This work is enabling CIBC to deepen its executive bench strength and sustain a consistent and coherent approach to its business and the pursuit of its strategic objectives.

CIBC’s Board of Directors is directly accountable to the corporation and its shareholders. We strive to follow good process, apply our judgment and make the best decisions we can to make CIBC an ever stronger and more valuable institution. Our ability to perform that role is greatly enhanced when we receive thoughtful and constructive feedback from CIBC’s shareholders. We welcome your input and feedback on our approach to executive compensation and these disclosure materials.

On behalf of the members of the MRCC and the full Board, we want to thank you for your continued support of CIBC.

Sincerely,

Brent S. Belzberg Chair, Management Resources and Compensation Committee	Charles Sirois Chair of the Board

CIBC PROXY CIRCULAR	30

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains CIBC’s policies, processes and practices related to executive compensation, including the process for determining compensation for CIBC’s Senior Executive Team (SET). The SET is comprised of the Chief Executive Officer (CEO) and his direct reports, all of whom lead a strategic business unit (SBU) or an infrastructure support group, or have specific client strategy mandates. Each of the Named Executive Officers (NEOs) in the Summary Compensation Table on page 48 is a SET member.

CONTENTS

31	Role of the Management Resources and Compensation Committee

33	Alignment of Compensation Approach to Financial Stability Board Principles

36	Compensation Framework for the Chief Executive Officer and Senior Executive Team

41	Fiscal 2012 Performance

46	Fiscal 2012 Compensation for the Named Executive Officers

48	Tables

65	Non-GAAP Measures

Role of the Management Resources and Compensation Committee

The Committee is responsible for assisting CIBC’s Board of Directors in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The Committee’s key compensation-related responsibilities include:

•	establishing the compensation governance process;

•

reviewing, in a joint session with the Risk Management Committee (RMC), an assessment of CIBC’s business performance against CIBC’s risk appetite, control environment, and the underlying risks associated with business performance;

•	approving and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;

•	evaluating any discretionary adjustments that may be recommended by the CEO to better align pay and performance;

•	approving individual compensation for employees with compensation above a certain threshold;

•

approving and recommending for Board approval individual compensation for the SET and other key officers, including any discretionary adjustments to business multipliers and/or individual compensation recommendations; and

•	approving and recommending for Board approval new material incentive compensation plans(1) or changes to existing material plans.

A more detailed list of the Committee’s responsibilities is included in the Report of the Management Resources and Compensation Committee on page 20.

Independent advice

The Committee retains an internationally recognized compensation expert, Ira Kay, who has provided independent analysis and advice to the Committee since he became the Committee’s advisor in August 2006. Mr. Kay has more than 30 years of experience advising global companies including boards of prominent financial services organizations. Through his firm, Pay Governance LLC, Mr. Kay provides analysis and advice on compensation philosophy, peer groups, market compensation practices and levels, compensation targets, annual compensation recommendations for the CEO and other SET members, incentive compensation plan design including pay for performance and incentive goal calibration, supplemental pension benefits and other matters as requested by the Committee.

The table below reports the fees paid by the Committee over the past two years to Pay Governance LLC. Neither he nor Pay Governance LLC have worked on any other CIBC mandate in either year.

(1)	A “material incentive compensation plan” is a formal compensation arrangement that covers 10% or more of CIBC’s employees, has an annual expenditure of $50 million or higher, or applies to roles that have the potential to create a material risk for CIBC.

31	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Based on the foregoing and other considerations, the Committee believes Mr. Kay is independent for this purpose.

Services performed	Fiscal 2012	Fiscal 2011
Executive compensation-related fees	$263,073	$394,571

Director skills and experience

A diverse skill set of the Committee members assisted the Committee in fulfilling its mandate for fiscal 2012, including:

•	organizational leadership – experience in managing an organization;

•	risk management – experience in managing risk, particularly at a financial institution;

•	risk governance – an understanding of the Board’s role in the oversight of risk management principles and practices;

•

compensation practices – experience in compensation plan design and administration, compensation decision-making including risk-related aspects, and understanding of the Board’s role in the oversight of these practices; and

•

human resources – an understanding of the principles and practices relating to human resources and/or experience in managing or overseeing human resources, including experience in compensation plan design and administration, leadership development, talent management, succession planning, and compensation decision-making including risk-related aspects.

The table below outlines the experience and skills of each Committee member.

Committee Member	Experience and Skills	Director Development and Stakeholder Engagement
Brent Belzberg (Chair)

•      Organizational leadership experience and human resources management skills as Senior Managing Partner and co-founder of a private equity firm

•      Compensation practices experience as former compensation committee member at other public companies

•      Risk management and risk governance experience as a former member of CIBC’s RMC

The skills and experience of the members is enhanced through director development and stakeholder engagement. Highlights for 2012 included:

Director development sessions on topics relevant to the Committee’s mandate:

•     best practices in executive compensation design and market pay trends,

•     recent changes in the global regulatory environment and the implications of those changes for compensation, and

•     the fiduciary role and responsibilities of the Committee as a pension plan sponsor and administrator

Participation by the Chair of the Committee in forums on talent, succession planning, executive compensation and governance

Participation by the Chair of the Board, Chair of the Committee and other Committee members in meetings with stakeholders such as regulators, shareholders and governance organizations to discuss their perspectives on CIBC’s approach to governance and executive compensation

Patrick Daniel

•      Organizational leadership experience, human resources management skills and compensation practices experience as a President and CEO of a public company

•      Compensation practices and human resources experience as compensation committee member at another public company

•      Risk management and risk governance experience as a former member of CIBC’s RMC

Luc Desjardins	• Organizational leadership experience, human resources management skills and compensation practices experience as a CEO of a public company
Gordon Giffin

•      Compensation practices and human resources experience overseeing compensation process for a large U.S. government agency, administering compensation at a large continental law firm and as a compensation committee member at other public companies

•      Risk management and risk governance experience as a member of the risk committee of another public company and a former member of CIBC’s RMC

Linda Hasenfratz	• Organizational leadership experience, human resources management skills and compensation practices experience as a CEO of a public company

CIBC PROXY CIRCULAR	32

Compensation Discussion and Analysis

Alignment of Compensation Approach to Financial Stability Board Principles

The following table highlights how our practices align with key elements of the Financial Stability Board (FSB) Principles and Implementation Standards for Sound Compensation Practices. The FSB is an international body established to improve the stability of the global financial system and protect against excessive risk-taking. The Canadian members of the FSB are the Office of the Superintendent of Financial Institutions (OSFI), the Bank of Canada and the Federal Department of Finance.

The table below describes CIBC’s approach to compensation using the FSB principles framework.

Key Elements of FSB Principles	CIBC Approach
Active board oversight

•    CIBC’s Board, Committee and RMC provide active oversight of CIBC’s compensation policies, processes and practices for all employees. For example, the Committee recommends and the Board approves, any new material incentive compensation plans or any amendments to such plans.

Monitor and review the compensation framework for intended outcomes

•    The Committee’s mandate requires an independent annual assessment of all material incentive compensation plans with a view to ensuring the plans: 1) align with CIBC’s strategy and risk appetite; 2) comply with regulatory requirements; and 3) are designed to pay an appropriate level of compensation for business performance achieved and risks undertaken. CIBC’s internal audit department develops and executes the audit plan and carries out these assessments.

•    When annual incentive compensation pools are being funded, or when material plan changes are being considered, the Committee reviews back-testing and scenario analyses of the plans with a view to ensuring that the level of compensation to be paid aligns as intended with business results.

•    Before the Committee determines compensation awards for the CEO and the other SET members for a fiscal year, back-testing and scenario analyses are reviewed and considered.

Independence of control functions

•    20% of the annual cash bonuses for each of the Chief Financial Officer (CFO), Chief Risk Officer (CRO) and Chief Administrative Officer (CAO) is subject to independent performance assessments by the chairs of the Board committees to which they report.

•    For the heads of the control functions, including the CFO, the CRO, the Chief Compliance Officer and the Chief Auditor, performance is assessed and compensation determined by the Committee based on the individual’s fulfillment of their governance accountabilities and overall CIBC results. The Executive Vice-President (EVP) Human Resources attests to the RMC or the Audit Committee, as applicable, that the Committee assessed the effectiveness of these individuals in relation to their governance accountabilities.

•    Compensation for employees in the control functions, including risk, compliance, finance and audit, is determined based on overall CIBC results and the individual’s own performance and is independent of the results of the specific business supported by the employee to minimize conflicts of interest.

33	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Key Elements of FSB Principles	CIBC Approach
Compensation adjusted for all types of risk

•    As part of the quarterly incentive accrual process, the CFO and CRO assess business performance, including their views on the sustainability of earnings and all aspects of risk (e.g., market, credit, operational, reputation and liquidity risk) and the CAO assesses compliance with CIBC’s control framework, including regulatory compliance and internal audit issues. These assessments are presented first to the CEO for consideration in determining the aggregate incentive funding pool and allocations to the businesses, and subsequently to the Committee with the RMC Chair in attendance.

•    In each quarter, the CRO or CAO may recommend to the CEO adjustments to incentive compensation pools for any risk-taking that is counter to CIBC’s risk appetite or for any significant breaches of controls. In both 2012 and 2011, certain operational risk incidents were identified that resulted in reductions to the incentive compensation awards of individuals directly responsible and their managers.

•    As part of the annual review and approval of incentive pools, formal business scorecards are prepared and reviewed in a joint meeting of the Committee and the RMC. This process includes an independent assessment of the alignment of business performance with CIBC’s risk appetite metrics.

•    The CEO may adjust the quarterly incentive compensation accruals or full year incentive compensation pools based on performance, risk and other criteria that have been approved by the Committee. Incentive compensation accruals, including any CEO adjustments, are subject to final review by the Committee and approval by the Board.

•    Compensation decisions for the SET, other key control positions and employees whose compensation is above a certain threshold are determined using individual scorecards that include key risk measures.

•    Three members of the Committee, including the Chair, have risk management experience as former members of CIBC’s RMC, and one Committee member has experience as a member of the risk committee of another public company.

•    Non-adherence to CIBC’s policy, risk management and control framework is factored into compensation decisions for all employees.

Compensation outcomes symmetric with risk outcomes

•    Annual cash bonuses for the CEO and the other SET members are variable and can range from zero to 150% of target. The annual cash bonus is also limited to no more than 40% of the total incentive award, with the remaining 60% or more of the award amount deferred in the form of share-based or book value-based awards that vest over three or four years.

•    CIBC’s compensation plans include misconduct and performance claw back provisions that enable CIBC to recover compensation as described on page 55.

CIBC PROXY CIRCULAR	34

Compensation Discussion and Analysis

Key Elements of FSB Principles	CIBC Approach
Compensation payouts schedules aligned with time horizon of risks

•    A substantial portion of Total Direct Compensation (TDC) (i.e., base salary plus incentive compensation awards) for all executives and Wholesale Banking Managing Directors is deferred, with the future payout value subject to CIBC’s future share price performance, future return on equity performance relative to the other major Canadian banks, or future changes to CIBC’s book value. All deferred incentive awards vest over a period of at least three years.

•    In addition, all executives (including the SET) and Wholesale Banking Managing Directors are expected to meet the following minimum equity ownership levels:

	Executive Level	Multiple of Base Salary
	Chief Executive Officer	6.0 times
	Senior Executive Vice-President	3.0 times
	Executive Vice-President	2.5 times
	Senior Vice-President	2.0 times
	Vice-President	1.0 times or fixed dollar value
	Wholesale Banking Management Committee	3.0 times
	Wholesale Banking Managing Director	2.0 times or fixed dollar value

      All direct ownership of CIBC common shares, holdings within the Employee Share Purchase Plan, share-equivalents in the Restricted Share Award, Performance Share Unit and Deferred Share Unit deferred incentive compensation plans, and indirect holdings qualify as share ownership. Newly appointed executives and external hires are expected to meet the guidelines within five years of appointment, while executives promoted to a more senior executive level are expected to meet the higher guidelines within three years of promotion.

•    For the CEO and the other SET members, equity ownership guidelines extend into retirement. Mr. McCaughey is required to hold a minimum of $6,000,000 in CIBC common shares or share-equivalents for a two-year period after retirement (see page 52). For the other SET members, the minimum equity ownership levels for Senior Executive Vice-Presidents noted above must be maintained for one year after retirement.

Compensation mix consistent with risk alignment

•    For all employees, annual cash bonuses are determined based on individual, Strategic Business Unit (SBU, i.e., Retail and Business Banking, Wealth Management or Wholesale Banking) or infrastructure support group and overall CIBC performance.

•    The SET compensation framework includes a reduced range of pay and reduced potential for year-over-year pay volatility relative to CIBC’s compensation peer group (see page 37) by having a higher proportion of fixed versus variable compensation.

•    Deferral levels of 40% to 60% of incentive compensation are mandated for roles that have the potential to create a material risk for CIBC. For example, for the SET, 60% of incentive compensation is deferred for at least three years and for Executive Vice-Presidents and senior leaders in Wholesale Banking, 50% of incentive compensation is deferred for at least three years.

•    CIBC’s use of stock options is significantly below the median of our peer group, with vesting deferred to 50% on each of the third and fourth anniversaries of the grant date.

•  PPayout amounts of deferred incentive compensation are determined based on absolute and relative performance for CIBC overall.

Policies / Contractual arrangements

•    The Change of Control Policy includes a “double trigger” (see page 60).

•    Guaranteed bonuses may not exceed 12 months and may only be used for new hires and, in exceptional circumstances, to address significant retention issues.

•    CIBC’s Personal Trading Policy prohibits any employee from using hedging strategies designed to monetize or reduce market risk associated with share-based compensation.

35	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Compensation Framework for the Chief Executive Officer and Senior Executive Team

CIBC’s compensation philosophy has three key objectives:

1.	reinforce CIBC’s strategy of consistent and sustainable earnings without encouraging undue risk-taking;

2.	align pay and performance; and

3.	support CIBC’s ability to attract, motivate and retain key talent.

In applying this philosophy, CIBC takes a comprehensive view of executive pay, using a combination of direct and indirect compensation to reward our executives for the sustained execution of CIBC’s strategy. The implications of risk-taking are evaluated explicitly throughout the year at several stages of the compensation decision-making process to ensure executive pay decisions are aligned with CIBC’s risk appetite.

The table below describes how the individual components of CEO and SET pay are designed to align with performance and shareholder returns.

Total Direct Compensation
Base Salary Pay for role and individual proficiency

•      Determined at the beginning of the year at levels typically above the median of the relevant peer group to recognize SET members’ lower range of potential total pay and the Board’s decision to mitigate risk-taking by providing a higher proportion of fixed rather than variable pay

Annual Cash Bonus “At risk” award for annual business and individual performance

•      Targets confirmed at the beginning of the year and final amounts determined after year-end

•      Can be reduced to zero

•      Maximum 40% of total incentive award (any portion above 40% is converted to BVUs)

•      Ties payout to the achievement of business and individual performance goals through the use of business scorecards and individual scorecards which include risk metrics

Strategic Achievement Award “At risk” periodic award for mid-term strategy execution that results in sustained, enhanced performance

•      Awards are periodic in nature as performance will only be assessed over a multi-year period

•      Payout requires sustained performance through execution of specific mid-term strategic goals

•      None have been awarded to date

Deferred Incentive Awards

“At risk” payouts for medium- to long-term performance; subject to misconduct and, for certain plans, performance claw backs

Deferred incentive award levels are confirmed at the beginning of the year and are granted as fixed dollar values after the end of the year

Previous grants are not taken into account when determining new grants

Performance Share Units

•      Awarded annually

•      Three-year deferral period with cliff vesting at end of the period

•      Future payouts range from 75% to 125% of the number of initial units granted, based on future share price performance and return on equity (ROE) relative to CIBC’s peer group

•      Limits downside risk but also limits upside opportunity

•      Focuses executives on achieving sustained performance over the medium- to long-term

Book Value Units

•      Awarded annually; first grant made for 2009, vested in December 2012

•      Three-year deferral period with cliff vesting at end of the period

•      Future payout based on growth in book value per share (adjusted for dividends, share issuances and share repurchases and adjustments from Canadian Generally Accepted Accounting Principles (CGAAP) to IFRS) from grant date through vesting date

•      Rewards sustainable earnings growth using a value-based measure other than share price performance, since share price can be influenced in the short term by factors outside of management’s control

Stock Options

•      Small percentage of TDC

•      Awarded annually

•      10-year term

•      Beginning with grants made in December 2010, vesting is 50% at each of the third and fourth anniversaries of the grant date (previously options vested 25% annually)

•      Future gain based on CIBC share price performance from grant date through exercise date

•      Zero realizable value unless the share price increases over the longer term

CIBC PROXY CIRCULAR	36

Compensation Discussion and Analysis

Indirect Compensation
Benefits and Perquisites

•      Competitive flex-benefit program, as provided to all employees in Canada, to support health and well-being

•      Consistent with our peer group (as described below), SET members are provided with a club membership, annual health assessment and automobile benefits as part of CIBC’s standard executive perquisite offering in Canada. The perquisite policy provides that any personal use by the CEO of the CIBC plane is subject to its availability and reimbursement by him

Retirement Income Programs

•      Market-competitive pension arrangements (defined benefit plan or group RRSP), as provided to all employees in Canada

•      The Supplemental Executive Retirement Plan (SERP), as provided to Canadian executives at the level of Senior Vice-President and above, is generally consistent with our peer group (as described below) with one exception. CIBC employs a more prudent approach to the earnings used to calculate the SERP pension benefit. CIBC’s pensionable earnings are capped at a fixed dollar limit rather than being calculated as a percentage of pensionable earnings without a limit. This means SERP pension benefits at CIBC do not automatically escalate with increases in compensation

Benchmarking compensation to peer groups

Compensation for the CEO and the other SET members is evaluated relative to companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, all SET roles are benchmarked against the other five major Canadian banks. For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies.

The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

millions

Peer Company	Assets(1) ($)	Revenue(2) ($)	Market Capitalization(3) ($)
Royal Bank of Canada	825,100	29,772	82,244
TD Bank	811,100	23,122	74,246
Scotiabank	668,044	19,701	63,988
Bank of Montreal	525,449	16,130	38,372
Manulife Financial Corporation	480,839	39,661	21,582
Sun Life Financial Inc.	223,561	20,141	13,556
National Bank	177,903	5,485	12,495

Median	525,449	20,141	38,372
CIBC	393,385	12,549	31,879
CIBC Rank / % of Median	6 of 8 / 75%	7 of 8 / 62%	5 of 8 / 83%

Notes:

(1)	As at October 31, 2012 for banks and September 30, 2012 for insurance companies.

(2)	Year ended October 31, 2012 for banks and trailing 12 months ending September 30, 2012 for insurance companies.

(3)	As at October 31, 2012, as reported by Bloomberg.

For each role, market data is reviewed, taking into consideration the relative size of the peer organization, the relative size and scope of the role, as well as incumbent experience. Market data is sourced from publicly available data as well as from benchmarking provided by The Hay Group, an external service provider that regularly conducts a syndicated study for Canada’s large financial institutions.

37	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Compensation mix

The table below summarizes the target TDC mix for the CEO and the other SET members for fiscal 2012.

	Base Salary (Fixed) A	Annual Cash Bonus (Variable) B	Performance Share Units (Fixed) C	Book Value Units (Fixed) D	Stock Options (Fixed) E	Total (Fixed + Variable) F = A+B+C+D+E	Total Cash G = A+B	Total Deferred Incentives (Fixed) H = C+D+E	Deferred as a % of Total Incentives I = H / (F-A)
CEO	16%	34%	20%	20%	10%	100%	50%	50%	60%
SET – SBUs	10%-23%	30%-34%	19%-22%	19%-22%	10%-11%	100%	44%-53%	47%-56%	60%-62%
SET – Infrastructure and Other	25%-30%	28%-29%	17%-18%	17%-18%	9%	100%	54%-58%	42%-46%	60%-63%

Establishing Total Direct Compensation ranges

At the beginning of each year, management recommends for Committee review and Board approval a TDC target for each SET member. A “target” is the level of TDC typically awarded for business and individual performance that “meets expectations”. Targets are revised only with role changes or significant market changes. Consistent with the objective of lower volatility of CIBC’s SET compensation design, targets are generally established at the lower end of the range for the relevant peer group, based on a trailing three-year period. After target TDC is determined for each SET member, the minimum and maximum TDC is a function of the variable annual cash bonus which can range from zero to 150% of the target annual cash bonus. For example, a target TDC of $3 million with a target annual cash bonus of 33% (or $1 million) and fixed compensation (i.e., base salary plus deferred incentives) of 67% (or $2 million) would result in the following TDC range:

Minimum (zero annual cash bonus):	(0% X $1,000,000)	+	$2,000,000 (fixed)	=	$2,000,000

Maximum (150% annual cash bonus):	(150% X $1,000,000)	+	$2,000,000 (fixed)	=	$3,500,000

Minimum TDC is typically awarded in a year when performance is below expectations and maximum TDC may be awarded in a year when business and individual performance substantially exceed expectations. Since at least 60% of the total incentive award must be deferred in the form of share-based awards (PSUs or stock options) or BVUs, any portion of the annual cash bonus in excess of 100% of target is deferred in the form of additional BVUs.

Determining the annual cash bonus

For the CEO and the other SET members, the annual cash bonus is derived from an assessment of individual and business performance scorecards and resulting multipliers. The Committee makes a final determination of the performance multipliers using its judgment in respect of quantitative and qualitative factors. In addition, SET members in key control functions are subject to independent performance assessments by the chairs of the Board committees to which they report.

The fiscal 2012 weightings approved by the Board were as follows:

	CIBC	Retail and Business Banking	Wealth Management	Wholesale Banking	Individual	Board Committee
President & CEO	80%	—	—	—	20%	—
Senior Executive Vice-President & Group Head, Retail and Business Banking	40%	40%	—	—	20%	—
Senior Executive Vice-President & Group Head, Wealth Management	40%	—	40%	—	20%	—
Senior Executive Vice-President & Group Head, Wholesale, International, and Technology and Operations	50%	—	—	30%	20%	—
Senior Executive Vice-President & CAO and General Counsel	60%	—	—	—	20%	20%
Senior Executive Vice-President & CFO	60%	—	—	—	20%	20%
Senior Executive Vice-President & CRO	60%	—	—	—	20%	20%
Senior Executive Vice-President & Advisor to the CEO’s Office	40%	20%	—	20%	20%	—
Senior Executive Vice-President & Vice Chairman	60%	—	—	—	40%	—

CIBC PROXY CIRCULAR	38

Compensation Discussion and Analysis

Determining the annual cash bonus for each SET member is a four step process:

Step One	Assessment of business performance leads to business performance multipliers

Business scorecards

The performance of CIBC and the SBUs is evaluated using business scorecards. The scorecards measure performance across four categories – financial results (50% weighting), execution of risk appetite (20%), customer satisfaction and strategy execution (20%), and talent management and employee engagement (10%). Results in each category are assessed against the Board-approved business plan (where applicable), the prior year, the prior three years, and relative to peers or industry benchmarks.

The Committee approves the business scorecards measures at the beginning of each fiscal year. The chart below shows the performance categories and the related key performance measures approved for fiscal 2012.

Performance Categories	CIBC	Retail and Business Banking	Wealth Management	Wholesale Banking
Financial results (50%)	• Revenue • Expenses • Net income • Earnings per share • ROE • Total shareholder return(1)	• Revenue • Operating leverage(2) • Net income	• Revenue • Operating leverage(2) • Net income	• Revenue • Expenses • Net income
Execution of risk appetite (20%)	• Capital ratios • Risk-adjusted return on capital (RAROC)(3) • Loan losses • Operational losses	• RAROC(3) • Loan losses • Operational losses	• RAROC(3) • Operational losses	• RAROC(3) • Loan losses • Operational losses • Trading value at risk (VaR)(4)
Customer satisfaction and strategy execution (20%)	• Measured at SBU level	• Customer service index(5) • Market share (branch originated products)	• Market share	• Market share (league tables) • Brendan Wood International survey results
Talent management and employee engagement (10%)	• Employee Commitment Index from CIBC and SBU employee surveys • Employee turnover

Notes:

(1)	Assumes dividends reinvested.

(2)	Revenue growth less non-interest expense growth.

(3)	Net income divided by economic (risk-based) capital.

(4)	Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence as a measure of the market risk of a portfolio.

(5)	Metric measured by an independent industry research firm.

Business performance multipliers

At the end of each fiscal year, the CFO, CRO, CAO and EVP Human Resources review the business scorecards for CIBC and the SBUs with the CEO and recommend, for the CEO’s review and approval, performance ratings and associated business performance multipliers for each of the four performance categories, using the following scale:

Range of Business Performance Multipliers
Below Expectations	Met Expectations	Above Expectations
0% – 75%	100%	125% – 150%

An aggregate business performance multiplier is then calculated for each of CIBC, Retail and Business Banking, Wealth Management and Wholesale Banking based on the component weightings and reviewed at a joint meeting of the Committee and the RMC in November. The Committee reviews the multipliers again at its December meeting where they are approved, taking into consideration any recommendations from the RMC Chair, with any modifications the Committee may deem appropriate, and recommended to the Board for approval.

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Compensation Discussion and Analysis

Step Two	Assessment of individual performance leads to individual performance multipliers

At the beginning of each year, the CEO and the other SET members establish individual goals, including performance objectives and related measures, which are captured in individual scorecards. The CEO’s scorecard is reviewed and approved by the Committee and the Board. The scorecards of the other SET members are reviewed and approved by the CEO and a summary is reviewed by the Committee.

Individual performance assessments and multipliers

At the end of the year, the CEO and the other SET members complete self-assessments of their performance against their individual scorecard objectives, and set out key accomplishments, challenges, factors affecting performance and key areas of focus for the next year.

Following a review of individual scorecards by the CEO and EVP Human Resources, the CEO recommends a performance rating and associated individual performance multiplier for each SET member across four performance categories: below expectations, successfully met expectations, exceeded expectations and exceptional. In 2012, the Board changed the range of individual performance multipliers it may apply for these categories as follows:

Range of Individual Performance Multipliers
	Below Expectations (no annual cash bonus paid)	Successfully Met Expectations	Exceeded Expectations	Exceptional
Fiscal 2011	0%	100% – 110%	120% – 135%	150%
Fiscal 2012	0%	75% – 125%	115% – 145%	135% – 150%

Individual performance summaries, recommended performance ratings and associated individual performance multipliers for the SET are then presented to the Committee for review. The CEO’s scorecard is presented to the Committee and the Board, which determine the CEO’s performance rating and individual performance multiplier.

Board committee assessments

For SET members in key control functions (the CAO, CFO and CRO), individual performance is subject to independent performance assessments by the chairs of the Board committees to which they report. The committee chairs evaluate how well these SET members have performed their governance accountabilities, and assign a multiplier for that scorecard component based on the same scale used for individual performance ratings by the CEO.

Step Three	Annual cash bonus is calculated based on business and individual performance

Once business, individual and Board committee assessments are completed, and the corresponding business and individual performance multipliers are assigned, the annual cash bonus is calculated as follows:

Annual Cash Bonus Target ($)	X	Weighted Performance Multiplier (0% – 150%)	=	Annual Cash Bonus Award ($)
Varies by role		CIBC Multiplier x CIBC Weighting + SBU Multiplier x SBU Weighting + Individual Multiplier x Individual Weighting + Board Multiplier x Board Weighting		Payouts range from 0% – 150% of Annual Cash Bonus Target

Step Four	Calculated annual cash bonus and resulting TDC is assessed for reasonableness

The balanced scorecard approach to business and individual performance produces an initial compensation amount based on the formula described above. The final step in the process is a final test of reasonability by the CEO and Board to ensure the formulaic compensation has considered all elements of performance, including earnings quality, and is appropriate relative to expectations of shareholders and the environment within which CIBC is operating. This process includes obtaining feedback from the Committee’s advisor and a review of scenario analysis and back-testing of individual compensation to ensure the recommended compensation achieves the intended outcomes.

CIBC PROXY CIRCULAR	40

Compensation Discussion and Analysis

The Committee and Board believe that this use of informed judgment is important to guard against unintended results that may arise from approaches that are solely formulaic. Judgment was exercised in fiscal 2007 when TDC for some SET members dropped to below the minimum level, in 2009 when the calculated CIBC multiplier was reduced from 70% to 25%, and again in 2012 as described below.

The Committee then presents its TDC recommendations for the CEO and the other SET members to the Board for approval.

We review and modify our executive compensation framework periodically as the global financial industry evolves to ensure it remains competitive, true to our strategy, and consistent with emerging best practice. The Committee is currently working with its advisor on a comprehensive review and assessment of our framework for the CEO and SET to determine if any changes may be appropriate.

Fiscal 2012 Performance

Evaluation of fiscal 2012 business performance

Based on their assessment of the business performance of CIBC and the SBUs, the Committee, RMC and Board concurred with the following fiscal 2012 performance ratings and multipliers recommended by the CEO:

Performance Categories	CIBC	Retail and Business Banking	Wealth Management	Wholesale Banking
Financial results	Met expectations	Met expectations	Below expectations	Below expectations
Execution of risk appetite	Above expectations	Above expectations	Met expectations	Above expectations
Customer satisfaction and strategy execution	Met expectations	Below expectations	Met expectations	Met expectations
Talent management and employee engagement	Met expectations	Met expectations	Above expectations	Met expectations
Overall assessment	Met expectations	Met expectations	Met expectations	Met expectations
Overall multiplier	105.0% (before any adjustment) 90.0% (after CEO adjustment)	100.0%	90.0%	92.5%

The tables that follow describe the fiscal 2012 performance of CIBC and the SBUs against the key business scorecard measures on page 39 and the medium-term financial measures reported on pages 8 to 10 of CIBC’s 2012 Annual Report. References to “plan” are to the Board-approved financial plan for fiscal 2012.

In assessing financial performance, the Committee and RMC consider both reported results, which are in accordance with International Financial Reporting Standards (IFRS) or Generally Accepted Accounting Principles (GAAP) for 2012, and IFRS or Canadian Generally Accepted Accounting Principles (CGAAP) for 2011(1) and “adjusted” results. Adjusted results are non-GAAP financial measures that management believes are useful to assess core operating performance. The Committee and Board find these non-GAAP measures useful in analyzing the operating performance of CIBC and the SBUs. A reconciliation of GAAP to non-GAAP measures is included on page 65.

CIBC overall

The CEO recommended an overall CIBC performance rating of “Met expectations” and a reduction to 90% of the CIBC multiplier of 105%. The CEO considered an adjustment to be appropriate based on the quality of CIBC’s earnings growth, which was below plan even with the support of higher treasury revenue and lower taxes than the prior year. In supporting the rating and reduced multiplier, the Committee weighed the mixed quality of financial results, with progress in the areas of risk appetite, customer satisfaction, strategy execution, talent management and employee engagement. In addition to the key performance measures reviewed below, the Committee and RMC use several other measures as well as qualitative considerations to assess performance. In particular, the execution of risk appetite includes an assessment of the strength of CIBC’s risk culture.

(1)	We adopted IFRS commencing November 1, 2011 as a replacement of prior CGAAP. Unless otherwise indicated, the comparative fiscal 2011 financial amounts have been restated to IFRS.

41	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Performance Categories	Key Performance Measures
Financial results	•	Reported and adjusted revenue(1) of $12.5 billion was up 1% from 2011 but below plan
	•	Reported net income of $3.3 billion was up 16% from 2011. Adjusted net income(1) of $3.3 billion was up from 2011 but below plan
	•	Reported earnings per share (EPS) of $7.85 were up 17% from 2011. Adjusted EPS of $8.07 were up 6.6% from 2011 and within CIBC’s medium-term objective of 5% to 10% but below plan
	•	Return on equity of 22.0% was comparable with 2011 and above CIBC’s objective of 20% through the cycle
	•	2012 total shareholder return of 9.8% was below the S&P/TSX Banks Index return of 12.4%
Execution of risk appetite	•	Tier 1 and Total Capital ratios(2) of 13.8% and 17.3% respectively at October 31, 2012 were well above CIBC’s targets of 8.5% and 11.5% respectively
	•	Well positioned for new capital and liquidity standards being established by the Basel Committee on Banking Supervision and adopted by OSFI
	•	Loan loss ratio of 53 basis points (bps) was within CIBC’s target range of 50 bps to 65 bps through the cycle
	•	RAROC of 30% was down from 32% in 2011
	•	Credit ratings from major credit rating agencies(3) remain strong
Customer satisfaction and strategy execution	See SBU commentary below
Talent management and employee engagement	•	95% participation in annual employee survey
	•	Employee Commitment Index increased from 2011, the seventh consecutive year of improvement
	•	Voluntary employee turnover of top talent up slightly over 2011
	•	Progress in talent management tracked through regular Board updates and bench strength metrics

Notes:

(1)	See page 65 of this Circular for a reconciliation of GAAP to non-GAAP measures.

(2)	Regulatory capital ratios as defined on page 36 of CIBC’s 2012 Annual Report.

(3)	See page 64 of CIBC’s 2012 Annual Report for more information on credit ratings.

Retail and Business Banking

In supporting an overall Retail and Business Banking performance rating of “Met expectations” and a 100% multiplier, the Committee considered overall profitability that was higher than 2011 but supported by higher treasury allocations and mixed across business areas, strong risk and strategy execution, customer satisfaction results that improved but still lag industry levels and continued progress in the areas of talent management and employee engagement.

Performance Categories	Key Performance Measures
Financial results	•	Revenue of $8.2 billion was up 1% from 2011 and in line with plan
	•	Operating leverage of positive 0.7% (IFRS) improved from negative 0.5% in 2011 (CGAAP)
	•	Net income of $2.3 billion was up 5% from 2011 and above plan
Execution of risk appetite	•	Loan losses of $1.1 billion were down 1% from 2011 and favourable to plan
	•	RAROC of 53% was comparable with 2011 and in line with plan
	•	Operational losses of $69 million were up from $55 million in 2011
Customer satisfaction and strategy execution	•	Retail Customer Service Index (excludes Business Banking) improved from 2011 but continues to lag industry levels
	•	Business Banking Customer Satisfaction improved from 2011
	•	Significant progress delivered against strategic priorities of deepening client relationships, improving sales and service capabilities, and acquiring and retaining clients
Talent management and employee engagement	•	Employee Commitment Index increased from 2011
	•	Voluntary employee turnover of top talent was up slightly from 2011

CIBC PROXY CIRCULAR	42

Compensation Discussion and Analysis

Wealth Management

In supporting a Wealth Management performance rating of “Met expectations” and a 90% performance multiplier, the Committee considered overall profitability that was comparable with 2011 but below plan against the backdrop of a more difficult market environment in 2012, improving results in the area of risk management, mixed market share performance, strong strategy execution and strong performance in the areas of talent management and employee engagement.

Performance Categories	Key Performance Measures
Financial results	•	Reported revenue of $1.7 billion was up 2.3% from 2011 but below plan. Adjusted revenue(1) of $1.6 billion was up 0.1% from 2011
	•	Operating leverage of positive 3.1% (IFRS) was down from 3.9% in 2011 (CGAAP)
	•	Reported net income of $339 million was up 22% from 2011 but below plan. Adjusted net income(1) of $305 million was up 9% from 2011
Execution of risk appetite	•	RAROC of 16% was down from 27% in 2011 and below plan
	•	Operational losses remained low and were comparable with 2011
Customer satisfaction and strategy execution	•	Achieved record long-term net sales of $3.9 billion, 15.5% higher than 2011
	•	Continued to achieve positive results and improving net sales to CIBC Wood Gundy and third-party channels
	•	Based on 3-year performance, 79% of mutual funds assets ranked above median and 100% of Personal Portfolio Services assets ranked above benchmark
Talent management and employee engagement	•	Employee Commitment Index increased from 2011
	•	Voluntary employee turnover of top talent was down from 2011

Note:

(1)	See page 65 for a reconciliation of GAAP to non-GAAP measures.

Wholesale Banking

In supporting a Wholesale Banking performance rating of “Met expectations” and a 92.5% performance multiplier, the Committee considered overall profitability that was comparable with 2011 but below plan against the backdrop of a more difficult market environment in 2012, strong risk and strategy execution, mixed market share performance and continued progress in the areas of talent management and employee engagement.

Performance Categories		Key Performance Measures
Financial results	•	Revenue taxable equivalent basis (TEB)(1) of $2.1 billion was comparable with 2011. Adjusted revenue (TEB)(1) of $2.1 billion was up 3% from 2011 but below plan
	•	Non-interest expenses of $1.1 billion were down 8% from 2011. Adjusted non-interest expenses(1) of $1.1 billion were down 1% from 2011 and favourable to plan
	•	Reported net income of $613 million was up 13% from 2011 but below plan. Adjusted net income(1) of $680 million was up 6% from 2011
Execution of risk appetite	•	Reported loan losses of $142 million were up from $47 million in 2011 and higher than plan. Adjusted loan losses(1) of $89 million were up from $22 million in 2011
	•	RAROC of 28% was up from 25% in 2011. Adjusted RAROC was 32%, compared with 34% in 2011
	•	Operational losses of $5 million were down from $16 million in 2011
	•	Average trading VaR(2) of $4.9 million was down from $6.5 million in 2011 and remained well below industry and CIBC historical levels
Customer satisfaction and strategy execution	•

Achieved strong league table performance with a #1 ranking in equity trading; a #2 ranking in government debt new issues, corporate debt new issues and corporate loan syndication; a #3 ranking in equity new issues; and a #5 ranking in M&A and business lending

Talent management and employee engagement	•	Employee Commitment Index increased from 2011
	•	Voluntary employee turnover of top talent was up slightly from 2011

Notes:

(1)	See page 65 for a reconciliation of GAAP to non-GAAP measures.

(2)	Generally accepted risk management concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence as a measure of the market risk of a portfolio.

43	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Evaluation of Individual Performance of the Named Executive Officers

The Committee and Board rated all of the NEOs as having “Successfully Met Expectations” based on their individual performance against the objectives outlined below and, for the CFO, CRO and CAO, assessments by Board committees of performance against their governance responsibilities.

Mr. McCaughey

As the President and CEO of CIBC, Mr. McCaughey is responsible and accountable to shareholders through the Board, for developing and executing CIBC’s strategic priorities and leading the day-to-day operational activities of CIBC.

In 2012, Mr. McCaughey led CIBC to another year of progress against the continued backdrop within the financial services industry of economic uncertainty, deleveraging and regulatory change. CIBC’s results in 2012 reflect broad-based performance across CIBC’s core businesses aligned with CIBC’s lower risk appetite and strategic imperative to deliver consistent and sustainable earnings.

The following chart provides further details as to Mr. McCaughey’s performance against his individual objectives set at the beginning of 2012.

Objective		Results
Execute on CIBC’s strategic plan	•	Delivered consistent and sustainable earnings while maintaining a lower risk discipline
	•	Strengthened CIBC’s core Canadian franchise through ongoing investment in projects and infrastructure that enhanced value to clients
	•	Continued to grow CIBC’s Wealth Management business in Canada and the United States organically and through further acquisitions
	•	Continued to grow and invest in CIBC’s Wholesale Banking business in targeted and client-focused areas
	•	Supported leadership changes and other initiatives at CIBC FirstCaribbean that have strengthened CIBC’s Caribbean banking operations
	•	Approved the exit of businesses not aligned with CIBC’s strategy, including CIBC’s mortgage broker business in Canada and private wealth business in Asia
	•	Approved acquisitions in core business areas including Griffis & Small; UBS’ Canadian institutional equity mandates; and the private banking assets of MFS McLean Budden
Meet or exceed the 2012 financial plan	•	Revenue was below plan as market conditions proved to be more challenging than anticipated, which had a negative impact on CIBC’s Wealth Management and Wholesale Banking businesses in particular
•

Despite market conditions, CIBC’s overall financial performance improved from 2011, with year-over-year adjusted net income(1) growth of 8.5% and adjusted earnings per share(1) growth of 6.6%, both of which were in line with plan

	•	Maintained an industry-leading return on equity that was in line with plan and above CIBC’s medium-term objective of 20% through the cycle
	•	Maintained strong capital ratios including a pro-forma Basel III Common Equity Ratio that already exceeds the 2019 minimum requirement
	•	Led the industry in expense discipline with lowest growth in adjusted non-interest expenses
	•	Ranked third among the major Canadian banks in Total Shareholder Return
	•	Met or exceeded targets for all risk appetite metrics, including aspirational target of delivering lower than average earnings per share volatility
Execute on CIBC’s talent management strategy	•	Continued to add and develop talent to support the delivery of CIBC’s business strategies
	•	Continued to advance CIBC’s focus on development and succession planning for key roles across the Bank
	•	Sustained a strong leadership development training program while working with Human Resources to create a new program focused on leadership behaviours required to embed and deliver on CIBC’s strategy
Continue to develop CIBC’s strategy	•	Evolved CIBC’s corporate strategy to identify and focus on four core work streams aligned with CIBC’s first principle to be a lower risk bank and strategic imperative of consistent and sustainable earnings
	•	Maintained a continuous strategic planning process focused on identifying growth opportunities in core businesses that are aligned with CIBC’s risk appetite and strategy
•

Established a senior business strategy group within SET that meets weekly with a mandate to discuss global trends and their strategic implications, review strategy for all businesses across the Bank and monitor progress against the core work streams and strategic business targets

Note:

(1)	See page 65 for a reconciliation of GAAP to non-GAAP measures.

CIBC PROXY CIRCULAR	44

Compensation Discussion and Analysis

Mr. Glass

As the CFO of CIBC, Mr. Glass is responsible for the financial governance of CIBC, including financial planning and analysis, tax planning and compliance, management and regulatory reporting, maintaining accounting records and liaising with CIBC’s investors. Mr. Glass has been in his current role since March of 2011.

In 2012, Mr. Glass fulfilled all of his governance responsibilities while providing consistent and proactive advice to CIBC’s senior business leaders. Mr. Glass and his team supported CIBC’s businesses with ongoing advice and analysis, including financial and tax analysis and reporting advice related to several strategic acquisitions and divestitures.

Under the leadership of Mr. Glass, the finance team also completed CIBC’s transition to International Financial Reporting Standards, a complex and multi-year project, and continued to implement reporting and disclosure changes to comply with Basel III. Mr. Glass worked closely with Chief Accountant’s Division and the Investor Relations group on these initiatives and with the Business Strategy Group as CIBC added further definition to its strategic priorities throughout the year, to ensure that CIBC maintained its high quality of financial reporting and transparent and timely disclosure.

Mr. Nesbitt

As the Group Head of Wholesale, International, and Technology and Operations, Mr. Nesbitt is responsible for the global operations of Wholesale Banking, Treasury, Technology and Operations, CIBC’s international operations including CIBC FirstCaribbean, Corporate Development and Corporate Strategy.

Since 2008, Mr. Nesbitt has led Wholesale Banking to the delivery of consistent, risk-controlled results against the backdrop of difficult and volatile market conditions. Despite these conditions persisting through 2012, Wholesale Banking delivered earnings in line with 2011 while continuing to invest in talent, technology and capabilities in support of its strategy of targeted growth in core businesses. In addition, Mr. Nesbitt led the CIBC team in the execution of the Maple acquisition of the TMX Group Inc., the acquisition of Griffis & Small and the agreement to sell CIBC’s private wealth management business in Asia.

Over the past two years, Mr. Nesbitt’s responsibilities have expanded to include oversight over other business and corporate areas, including CIBC’s international business, technology and operations, treasury activities and CIBC’s overall corporate strategy development. Under Mr. Nesbitt’s leadership, CIBC made progress and delivered on several initiatives in these areas that supported profitability in 2012 and position CIBC well to execute against its strategic priorities in the future, including organizational changes and enhancements to CIBC’s strategic planning process.

Mr. Williamson

As the Group Head of Retail and Business Banking, Mr. Williamson is responsible for leading CIBC’s personal and business banking operations in Canada, the largest contributor to CIBC’s overall earnings. Mr. Williamson has been in his current role since March of 2011.

In 2012, Mr. Williamson continued to strengthen CIBC’s retail and business banking operations. As reviewed on page 42, Retail and Business Banking achieved its overall financial plan, executed well against its risk appetite metrics and made good progress with respect to its strategic priorities. Under Mr. Williamson’s leadership, CIBC deepened client relationships with the launch of new programs such as the CIBC Total Banking Rebate and the CIBC Home Power Plan and improved sales and service capabilities in both personal and business banking through technology investments and process improvements. CIBC furthered its leadership in mobile banking while continuing to expand its branch network and hours of operations and increased opportunities to cross sell with its decision to exit the mortgage broker channel and focus on CIBC branded mortgages.

CIBC’s progress in retail and business banking was recognized on several fronts in 2012. Most notably, CIBC was recognized as the best bank globally for Mobile Banking and the Best Commercial Bank in Canada by World Finance magazine.

Mr. Capatides

As the CAO and General Counsel for CIBC, Mr. Capatides has overall responsibility for the Legal, Compliance, Controls, Internal Audit and Human Resources functions across CIBC, and oversees CIBC’s Privacy, Ombudsman and Corporate Secretary functions.

In 2012, Mr. Capatides fulfilled all of his governance responsibilities while providing proactive advice and counsel to the CEO, SET and the Board. Mr. Capatides maintained a strong control environment across CIBC, continued to advance CIBC’s reputation and strengthened the assessment by investors, regulators and other external stakeholders of CIBC’s performance and progress in all areas of corporate governance.

45	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Fiscal 2012 Compensation for the Named Executive Officers

The following tables show the decisions made by the Committee and Board for each NEO, including incentive award amounts and ratios of actual to target TDC.

Gerry McCaughey President & CEO	Base Salary ($)	Annual Cash Bonus(1) ($)	Mid-Term Incentives(2) ($)	Stock Options ($)	Total Incentive ($)	Total Direct Compensation ($)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP ($)
2012	1,500,000	2,944,000	3,840,000	960,000	7,744,000	9,244,000	97	N/A
2011	1,500,000	3,404,000	4,146,000	960,000	8,510,000	10,010,000	105	N/A
2010	1,500,000	3,134,800	3,842,200	860,000	7,837,000	9,337,000	110	N/A

Kevin Glass CFO	Base Salary(3) ($)	Annual Cash Bonus(1) ($)	Mid-Term Incentives(2) ($)	Stock Options ($)	Total Incentive ($)	Total Direct Compensation ($)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP ($)
2012	550,000	611,000	800,000	200,000	1,611,000	2,161,000	98	N/A
2011	417,000	486,000	594,833	134,167	1,215,000	1,632,000	104	N/A

Richard Nesbitt Group Head, Wholesale, International, and Technology and Operations	Base Salary ($)	Annual Cash Bonus(1) ($)	Mid-Term Incentives(2) ($)	Stock Options ($)	Total Incentive ($)	Total Direct Compensation(4) ($)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP(4) ($)
2012	750,000	2,334,561	3,246,906	811,727	6,393,194	7,392,000	99	248,806
2011	750,000	2,786,884	3,362,350	817,975	6,967,209	7,925,000	106	207,791
2010	750,000	2,422,137	2,914,964	718,242	6,055,343	7,959,000	106	1,153,657

David Williamson Group Head, Retail and Business Banking	Base Salary ($)	Annual Cash Bonus(1) ($)	Mid-Term Incentives(2) ($)	Stock Options ($)	Total Incentive ($)	Total Direct Compensation ($)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP ($)
2012	750,000	1,248,000	1,550,000	400,000	3,198,000	3,948,000	99	N/A
2011	750,000	1,078,000	1,302,833	314,167	2,695,000	3,445,000	103	N/A
2010	750,000	875,200	1,062,800	250,000	2,188,000	2,938,000	107	N/A

Mike Capatides CAO and General Counsel(5)	Base Salary (US$)	Annual Cash Bonus(1) (US$)	Mid-Term Incentives(2) (US$)	Stock Options (US$)	Total Incentive (US$)	Total Direct Compensation (US$)	% of Target Total Direct Compensation	Deduction to Incentive Compensation for SERP (US$)
2012	750,000	705,000	1,000,000	250,000	1,955,000	2,705,000	98	N/A
2011	750,000	840,000	1,010,000	250,000	2,100,000	2,850,000	104	N/A
2010	750,000	860,000	1,040,000	250,000	2,150,000	2,900,000	105	N/A

Notes:

(1)	In fiscal 2011 and fiscal 2010, a portion of the annual cash bonus awards was converted to BVUs to meet the minimum 60% incentive deferral rate.

(2)	Includes BVUs and PSUs.

(3)	In fiscal 2012, Mr. Glass’ salary increased effective May 1, 2012 and represents six months at $500,000 and six months at $600,000. In fiscal 2011, Mr. Glass’ salary represents five months at $300,000 and seven months at $500,000 reflecting his appointment as CFO and a member of the SET on March 28, 2011.

(4)	Mr. Nesbitt has been provided with SERP benefits, the value of which is offset through deductions to his annual cash bonus, mid-term incentives and stock option awards and included in Total Direct Compensation. In fiscal 2010, the deduction also includes the value of the SERP benefits provided in recognition of his prior CIBC service.

(5)	Mr. Capatides’ compensation is determined and paid to him in U.S. dollars, as reported in the table above. The Canadian equivalent amounts are reported in the Summary Compensation Table on page 48.

CIBC PROXY CIRCULAR	46

Compensation Discussion and Analysis

Back-testing of NEO Total Direct Compensation versus Total Shareholder Return (TSR)

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2007 through October 31, 2012, with the cumulative TSRs of the S&P/TSX Composite Index and S&P/TSX Composite Banks Index over the same period. The change in annual NEO Total Direct Compensation over this same period demonstrates the alignment of pay with performance.

Notes:

(1)	With dividends reinvested.

(2)	CIBC NEO Total Direct Compensation is the sum of base salary, annual cash bonus, mid-term incentives, grant date value of stock options plus the value of any SERP benefit. For comparability of annual amounts, the lowest paid NEO has been excluded for 2008 as CIBC reported six NEOs for that year. The figures set out above show 2007 CIBC NEO Total Direct Compensation expressed as $100 compared to Total Direct Compensation for subsequent years.

Cost of Management Ratio (COMR)(1)

The table below summarizes NEO compensation as a percentage of net income over the past three years. While the composition of the NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts.

Fiscal Year	NEO Compensation ($000’s)(2)	Net income ($000’s)(3)(4)	NEO Compensation as a % of Net Income(3)(4)
2012	25,458	3,339,000	0.76
2011	25,820	2,878,000	0.90
2010	27,696	2,452,000	1.13

Notes:

(1)	COMR is not a defined term under Canadian securities legislation and is not a GAAP measure. As a result, CIBC’s COMR may not be directly comparable to that of other companies.

(2)	CIBC NEO Total Direct Compensation is the sum of base salary, annual cash bonus, mid-term incentives, grant date value of stock options plus the value of any SERP benefit.

(3)	COMR based on adjusted net income was 0.75% for 2012, 0.81% for 2011 and 1.04% for 2010. A reconciliation of reported to adjusted net income is provided on page 65.

(4)	Net income for 2012 and 2011 is calculated under IFRS. Net income for 2010 is calculated under CGAAP.

47	CIBC PROXY CIRCULAR

TABLES

Summary Compensation Table

The following table discloses compensation for the CEO, the CFO and the other three most highly compensated executive officers of CIBC (collectively, the NEOs) for the fiscal years indicated. We have not included 2010 information for Mr. Glass as he was neither an NEO, nor a member of the SET.

								Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)		Share-based Awards(1) ($)		Option-based Awards(2) ($)		Annual Incentive Plans (cash bonus)		Long-term Incentive Plans (BVUs)(3)		Pension Value(4) ($)		All Other Compensation(5)(6)(7) ($)		Total Compensation ($)
Gerry McCaughey President and Chief Executive Officer	2012	1,500,000		1,920,000		960,000		2,944,000		1,920,000		687,000		—		9,931,000
	2011	1,500,000		1,920,000		960,000		3,404,000		2,226,000		591,000		—		10,601,000
	2010	1,500,000		1,720,000		860,000		3,134,800		2,122,200		576,000		—		9,913,000
Kevin Glass Chief Financial Officer	2012	550,000	(8)	400,000		200,000		611,000		400,000		199,000		2,634		2,362,634
	2011	417,000	(8)	268,333		134,167		486,000		326,500		260,000		863		1,892,863
Richard Nesbitt Group Head, Wholesale, International, and	2012	750,000		1,623,453	(9)	811,727	(9)	2,334,561	(9)	1,623,453	(9)	212,000	(9)	—		7,355,194
	2011	750,000		1,635,951	(9)	817,975	(9)	2,786,884	(9)	1,726,399	(9)	175,000	(9)	—		7,892,209
	2010	750,000		1,436,484	(9)	718,242	(9)	2,422,137	(9)	1,478,480	(9)	171,000	(9)	—		6,976,343
Technology and Operations
David Williamson(10) Group Head, Retail and Business Banking	2012	750,000		775,000		400,000		1,248,000		775,000		178,000		2,250		4,128,250
	2011	750,000		628,333		314,167		1,078,000		674,500		131,000		2,250		3,578,250
	2010	750,000		500,000		250,000		875,200		562,800		133,000		602,250	(11)	3,673,250
Mike Capatides(12) Chief Administrative Officer and General Counsel	2012	752,325		501,550		250,775		707,186		501,550		247,000		436,112	(13)	3,396,498
	2011	738,975		492,650		246,325		827,652		502,503		210,000		370,489	(13)	3,388,594
	2010	782,025		521,350		260,675		896,722		563,058		179,000		457,955	(13)	3,660,785

Notes:

(1)

Amounts shown represent the grant value of PSUs awarded under the PSU Plan for the specified fiscal years. The grant value of PSUs is based on the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1st for the specified fiscal year.

PSUs vest at the end of three years. The number of units that vest is based on CIBC’s ROE performance relative to our peer group. The settlement of PSUs will be made in cash at which time each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days before December 1, 2015, December 1, 2014 or December 1, 2013, as the case may be, depending on the year of the grant. Dividend equivalents are paid quarterly on 100% of the number of PSUs granted and no adjustments will be made to these amounts based on the actual number of PSUs that vest. See note (7) below.

(2)	The option values shown are the grant date fair values and are determined using the Black-Scholes methodology as calculated by an external consulting firm. The Committee and Board consider this methodology appropriate in valuing option grants, and it is a typical market approach to valuing options. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

For annual grants made in December 2012, the key Black-Scholes assumptions used were a risk-free rate of 1.71%, a dividend yield of 4.79%, share price volatility of 23.4% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2012 is approximately $9.61 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $6.78 per option granted or a total of $677,159 for Mr. McCaughey (for a difference of $282,649), $141,078 for Mr. Glass (for a difference of $58,887), $572,571 for Mr. Nesbitt (for a difference of $238,994), $282,150 for Mr. Williamson (for a difference of $117,770), and $177,426 for Mr. Capatides (for a difference of $74,058) for the options granted for fiscal 2012.

For annual grants made in December 2011, the key Black-Scholes assumptions used were a risk-free rate of 2.12%, a dividend yield of 5.03%, share price volatility of 26.4% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2011 is approximately $10.22 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $8.00 per option granted or a total of $751,248 for Mr. McCaughey (for a difference of $208,471), $104,992 for Mr. Glass (for a difference of $29,135), $640,104 for Mr. Nesbitt (for a difference of $177,629), $245,856 for Mr. Williamson (for a difference of $68,225) and $191,200 for Mr. Capatides (for a difference of $53,058) for the options granted for fiscal 2011.

For annual grants made in December 2010, the key Black-Scholes assumptions used were a risk-free rate of 3.19%, a dividend yield of 4.43%, share price volatility of 33.1% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2010 is approximately $18.27 per option. This is different than the methodology used for accounting fair value for financial statements purposes, which resulted in a value of approximately $13.15 per option granted or a total of $619,102 for Mr. McCaughey (for a difference of $241,050), $517,058 for Mr. Nesbitt (for a difference of $201,318), $179,971 for Mr. Williamson (for a difference of $70,072) and $188,979 for Mr. Capatides (for a difference of $73,580) for the options granted for fiscal 2010.

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(3)	Amounts shown represent the grant value of the BVUs awarded under the BVU Plan for the specified fiscal years. BVUs are valued based on the book value of CIBC determined in accordance with IFRS, divided by the number of outstanding CIBC common shares as of the applicable grant date and, when paid out after vesting, as of the applicable vesting date, in accordance with and subject to the terms of the BVU Plan. BVUs vest at the end of three years. The number of BVUs awarded to an NEO is adjusted quarterly for dividends paid during the fiscal year and also to reflect any common share issuances or repurchases.

(4)	Amounts shown represent the compensatory change in defined benefit pension obligations, as shown in the pension table on page 57 for fiscal 2012.

(5)	The value of perquisites for each NEO is not greater than the lesser of $50,000 and 10% of salary and, as provided under Canadian securities laws, is therefore not included in “All Other Compensation”.

(6)	Amounts shown include any CIBC contributions for the NEOs to the Employee Share Purchase Plan (ESPP). Under the ESPP, employees can contribute up to 10% of their annual base earnings to acquire CIBC common shares, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual individual limit of $2,250). For Mr. Glass, the amount shown includes CIBC contributions of $384 for the period November 1, 2011 through December 31, 2011, and $2,250 within the 2012 calendar year. For Mr. Capatides, the amounts shown include CIBC contributions to a U.S. 401(k) savings plan of $9,956 in fiscal 2012, $9,656 in fiscal 2011 and $7,664 in fiscal 2010.

(7)	Disclosure of dividend equivalent amounts earned from DSU, RSA, PSU, BVU, Retirement Special Incentive Program (RSIP) and Retirement Deferred Share Units (RDSU) awards that were granted in prior years is not required as the dividend equivalents were factored into the grant date fair value of the awards. For information, the dividend equivalent amounts for fiscal 2012, 2011 and 2010 are as follows: $2,215,181, $1,902,586 and $1,616,901 for Mr. McCaughey; $664,351, $427,209 and $278,921 for Mr. Nesbitt; $301,834, $204,180 and $113,383 for Mr. Williamson; and $253,452, $190,121 and $151,188 for Mr. Capatides. The fiscal 2012 and 2011 amounts for Mr. Glass are $65,945 and $42,143.

The RDSU and RSIP plans are no longer active and no grants were made under either of these plans for the years covered in the Summary Compensation Table. For additional information, see the descriptions contained in the 2000 and 1999 Management Proxy Circulars. CIBC hedges the RDSU plan through a total return swap arrangement with a third party financial institution. For the RSIP plan, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, CIBC’s compensation liability in respect of these grants was eliminated. There are currently two remaining participants who hold RSIP awards. Mr. McCaughey is the only NEO who does so. For Mr. McCaughey the number of units, and market value of RDSU awards are included in the “Incentive plan awards” table on page 50. The settlement and payout of RSIP awards are subject to a mandatory deferral, until retirement or other termination of employment. These amounts offset other forms of incentive compensation for each of the years in which allocations were made.

Effective with awards for fiscal 2009, annual grants of RSAs are no longer made to the SET members and therefore no awards are shown in the Summary Compensation Table. For additional information, see the descriptions contained in the 2009 Management Proxy Circular.

(8)	Mr. Glass’ fiscal 2012 salary represents six months at $500,000 and six months at $600,000. Mr. Glass’ fiscal 2011 salary represents five months at $300,000 and seven months at $500,000, reflecting his appointment as CFO on March 28, 2011.

(9)	In fiscal 2009, Mr. Nesbitt was granted participation in the SERP effective from his 2008 date of hire with CIBC. The economic value of his annual SERP benefit accrual is offset each year against his annual cash bonus and deferred incentive compensation awards. The share-based, option-based, annual cash bonus and BVU amounts shown in the table for Mr. Nesbitt reflect a reduction of $248,806 for fiscal 2012 in respect of SERP benefits accrued for fiscal 2012, a reduction of $207,791 for fiscal 2011 in respect of SERP benefits accrued for fiscal 2011 and a reduction of $195,288 for fiscal 2010 in respect of SERP benefits accrued for fiscal 2010.

In fiscal 2009, Mr. Nesbitt was also granted a SERP past service award recognizing his 10 years of past service with a CIBC-acquired organization as eligible SERP service, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards. The share-based, option-based, annual cash bonus and BVU amounts shown in the table for Mr. Nesbitt for fiscal 2010 reflect an aggregate reduction of $958,369 in respect of this SERP past service award. The value of the past service award is calculated for this purpose on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

(10)	Mr. Williamson held the role of CFO until March 27, 2011.

(11)	Includes a one-time $600,000 DSU grant awarded to Mr. Williamson in fiscal 2010, further to his offer of employment. This one-time award, which vests 20% over five years beginning June 28, 2011 and ending June 28, 2015, assisted in providing a competitive mid-career hire retirement arrangement. Once vested, DSU awards are payable at termination of employment, retirement or death.

(12)	Mr. Capatides’ compensation is determined and paid to him in U.S. dollars. Compensation, except for the Pension Value, has been converted to Canadian dollars at an average Bank of Canada rate of exchange for the fiscal years as follows: US$1.00 = C$1.0031 for 2012, US$1.00 = C$0.9853 for 2011 and US$1.00 = C$1.0427 for 2010. Pension Value is shown in Canadian dollars at a Bank of Canada rate of exchange for the fiscal years as follows: US$1.00 = C$0.9990 for 2012, US$1.00 = C$0.9967 for 2011 and US$1.00 = C$1.0202 for 2010, based on the October month-end spot rate.

(13)	Amounts for Mr. Capatides include tax equalization payments made on behalf of Mr. Capatides for Canadian income taxes paid in excess of U.S. income taxes, as a portion of Mr. Capatides’ duties were required to be performed in Canada. Amounts were $426,156 in fiscal 2012, $360,833 in fiscal 2011 and $450,291 in fiscal 2010.

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Incentive plan awards – outstanding option and share-based awards

The following table shows option-based, share-based and BVU awards previously awarded to the NEOs that remain outstanding at October 31, 2012. While disclosure is not required of stock option exercise gains and BVUs (as BVUs are not share-based compensation), this disclosure is included below for information.

		Option-based Awards(1)						Share-based and BVU Awards(2)
Name	Compensation Year	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)	Value of Options Exercised(4) ($)	Plan	Number of Shares or Units of shares that have not Vested (#)	Market or Payout Value of Share-based awards that have not Vested at Threshold ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out Or Distributed ($)
Gerry McCaughey	1999	—		—	—	—	—	RDSU(5)	—	—	1,314,669
	2003	—		—	—	—	—	RSIP(5)	—	—	28,163,427
	2004	31,535		73.10	December 1, 2014	172,181	—
	2005	150,000	(6)	70.00	August 31, 2015	1,284,000	—
	2006	40,862		96.25	December 11, 2016	—	—
	2007	70,045		79.55	December 9, 2017	—	—
		26,871		49.75	December 7, 2018	774,154	586,838
	2008	23,132		49.75	December 7, 2018	666,433	503,181
	2009	40,297		70.66	December 6, 2019	318,346	—	PSU	22,007	1,296,652
								BVU(7)	73,491	2,754,443
	2010	47,080		78.50	December 5, 2020	2,825	—	PSU	21,925	1,291,821
								BVU(7)	85,804	3,215,934
	2011	93,906		71.54	December 4, 2021	659,220	—	PSU	27,400	1,614,408
								BVU	73,520	2,755,530
Kevin Glass	2009	8,060		70.66	December 6, 2019	63,674	—	RSA(8)	733	57,584
	2010	5,749		78.50	December 5, 2020	345	—	PSU	3,123	184,007
	2011	13,124		71.54	December 4, 2021	92,130	—	PSU	3,829	225,605
								BVU	10,784	404,184
Richard Nesbitt	2008	53,205	(9)	66.79	March 2, 2018	626,223	—
		45,193	(9)	66.79	March 2, 2018	531,922	—
		11,683		49.75	December 7, 2018	336,587	294,554
	2009	25,039		70.66	December 6, 2019	197,808	—	PSU	13,675	805,731
								BVU(7)	45,663	1,711,449
	2010	39,320		78.50	December 5, 2020	2,359	—	PSU	18,311	1,078,884
								BVU(7)	59,777	2,240,442
	2011	80,013		71.54	December 4, 2021	561,691	—	PSU	23,347	1,375,605
								BVU	57,020	2,137,110
David Williamson	2008	90,000	(10)	66.79	March 2, 2018	1,059,300	—
		20,562		49.75	December 7, 2018	592,391	—
	2009	11,821		70.66	December 6, 2019	93,386	—	PSU	6,456	380,388
								BVU(7)	21,557	807,956
	2010	13,686		78.50	December 5, 2020	821	—	DSU(11)	5,471	429,802	286,430
								PSU	6,373	375,497
								BVU(7)	22,754	852,820
	2011	30,732		71.54	December 4, 2021	215,739	—	PSU	8,967	528,336
								BVU	22,277	834,942
Mike Capatides	2004	—		73.10	December 1, 2014	—	69,595
	2005	—		75.80	December 5, 2014	—	23,874
	2006	13,391		96.25	December 11, 2016	—	—
	2007	24,297		79.55	December 9, 2017	—	—
	2008	16,148		49.75	December 7, 2018	465,224	236,005
	2009	11,965		70.66	December 6, 2019	94,524	—	PSU	6,535	385,042
								BVU(7)	21,819	817,776
	2010	14,371		78.50	December 5, 2020	862	—	PSU	6,692	394,293
								BVU(7)	22,924	859,192
	2011	23,900		71.54	December 4, 2021	167,778	—	PSU	6,973	410,849
								BVU	16,461	616,958

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Notes:

(1)	Stock options are in respect of CIBC common shares. Stock options granted before the annual stock option grant in December 2010 generally vest over four years in equal installments on the anniversary of the grant date. Beginning with annual stock option grants in December 2010, options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

(2)	PSUs vest and pay out at the end of three years. The number of PSUs that vest is adjusted based on CIBC’s ROE performance relative to its peer group during the three-year performance period. The number of PSUs shown reflect 100% of the original grant; the market value or payout value reflects vesting of 75% of the original grant, which is the minimum percentage.

DSUs generally vest over five years, but are not payable until the termination of employment, retirement or death.

Beginning in fiscal 2009, RSAs were replaced with BVUs for the SET. While BVUs are not share-based compensation, and are not therefore required to be disclosed other than at grant and payout in the Summary Compensation Table, they are disclosed for information in this table. BVUs vest and pay out at the end of three years, with the unit price based on the book value of CIBC common shares. Dividends, share repurchases and new common share issues affect the number of BVU units that ultimately vest.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)	The value of options exercised is the proceeds received in fiscal 2012 from the exercise of options granted in previous years, before deductions for taxes and commissions.

(5)	Includes, for Mr. McCaughey, RDSU and RSIP awards that have met time and performance-based vesting conditions but are not payable until the termination of employment or retirement. While disclosure is not required of the number of units which have vested and not paid out, disclosure is provided for information: as at October 31, 2012, there were 16,735 RDSUs and 358,496 RSIP units.

(6)	Mr. McCaughey received a special grant of 250,000 options upon his appointment as CEO, which time vest in equal installments over five years. The vesting of this award is also conditional on CIBC achieving a TSR that is equal to or greater than the average of the CIBC peer group for specified performance periods. This grant will only have realizable value if and when these performance conditions are met. The performance condition was met in each of the five years other than 2008. Vesting for the balance of these options may occur if the relative TSR performance condition is met before the end of the term of the options.

(7)	In fiscal 2012, the number of BVU units for the 2010 and 2009 awards were adjusted to account for the change in CIBC’s book value upon the conversion from CGAAP to IFRS on November 1, 2011.

(8)	This RSA award for Mr. Glass replaced lost compensation from his former employer.

(9)	The option grants to Mr. Nesbitt replaced lost compensation from his former employer.

(10)	Performance-conditioned options that were granted to Mr. Williamson under a special, one-time award that was made upon his appointment as CFO. The options have a 10-year term and vest in equal installments over four years. The award is also subject to performance-based vesting in that it is only exercisable if the weighted average trading price of CIBC common shares is $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options.

(11)	A one-time grant awarded to Mr. Williamson in accordance with his offer of employment. See note (11) to the Summary Compensation Table.

Incentive plan awards – value vested or earned during the financial year

The following table sets out information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2012.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
			Annual Incentive Plan(3)
Gerry McCaughey	1,105,055	5,122,862	2,944,000
Kevin Glass	3,002	632,439	611,000
Richard Nesbitt	400,064	2,000,909	2,334,561
David Williamson	116,478	880,438	1,248,000
Mike Capatides	138,484	1,053,030	707,186(4)

Notes:

(1)	Represents the total value of stock options that vested during fiscal 2012. The value is equal to the difference between the exercise price of the options and the closing price of CIBC common shares on the TSX on the vesting date. The NEO may not have exercised the options on that date or subsequently, and the amount shown accordingly may not reflect an actual amount, if any, realized by the NEO.

(2)	Represents the total value of RSAs and PSUs that vested and paid out during fiscal 2012. The performance factor applied to the PSUs to determine the final number of units paid out to participants was 122.1%, based on CIBC’s relative ROE performance versus the relevant peer group for the period November 1, 2008 to October 31, 2011.

(3)	Represents the total value of annual cash bonus awards for fiscal 2012. These annual incentive awards are also disclosed in the Summary Compensation Table under the “Annual Incentive Plans” column.

(4)	Mr. Capatides’ “Annual Incentive Plan” amount was determined and paid to him in U.S. dollars. It has been converted to Canadian dollars at an average Bank of Canada rate of exchange for fiscal 2012 of US$1.00 = C$1.0031.

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Equity ownership of named executive officers at October 31, 2012

To promote alignment between executives and the shareholder experience, all executives and Wholesale Banking Managing Directors are expected to meet minimum equity ownership levels. Equity ownership for this purpose includes all direct ownership, as well as any shares held in the ESPP and unvested units under deferred incentive compensation programs. It does not include the value of any in-the-money option grants or BVUs.

The CEO is expected to hold a minimum of $6,000,000 in CIBC common shares or share-equivalents for two years after retirement, while other SET members are required to maintain the minimum share ownership levels for one year after retirement. Employees, including executives, are prohibited from using hedging strategies designed to monetize or reduce market risk associated with share-based compensation.

The following table sets out the value of CIBC equity holdings for the NEOs.

Name	Minimum Equity Ownership Guideline (Multiple of Base Salary)	Equity Ownership Value(1) ($)	Actual Ownership (Multiple of Base Salary)(1)	Minimum Equity Ownership Guideline Met
Gerry McCaughey	6	35,081,938	23.4	✓
Kevin Glass(2)	3	639,020	1.1	On Track
Richard Nesbitt	3	5,448,215	7.3	✓
David Williamson	3	2,523,557	3.4	✓
Mike Capatides	3	2,682,431	3.6	✓

Notes:

(1)	Value is based on the fiscal year-end share price of $78.56 at October 31, 2012 and includes direct ownership as well as shares held under the ESPP and unvested share-equivalent units under certain deferred incentive compensation plans (PSUs, RSAs, DSUs, RSIP units and RDSUs). BVUs and the in-the-money value of option grants are not included.

(2)	Mr. Glass was appointed as of March 28, 2011 and has three years from that date to meet his equity ownership guideline.

Securities authorized for issuance under equity compensation plans

The following table provides information at October 31, 2012 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options (#)	B Weighted-average Exercise Price of Outstanding Options ($)	C Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)
Equity compensation plans approved by security holders	4,348,787	70.95	5,289,559
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	4,348,787	70.95	5,289,559

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Employee Stock Option Plan (ESOP)

Eligibility	•	Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee
Term	•	10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below)
Vesting	•	Beginning with grants issued in December 2010, vesting is 50% on each of the third and fourth anniversaries of the grant date
Exercise price	•	Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant
	•	CIBC has established a stock option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options
	•	Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee
Securities reserved for issue	•	The number of shares which may be issued from treasury cannot exceed 42,634,500
Limit on individual grants	•	The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding
Termination	•	Resignation or termination of employment with cause: options are forfeited after 30 days
	•	Termination of employment without cause: options remain outstanding and exercisable for the length of the employee severance period
	•	Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older
Blackout Period Extension	•	The term of options issued under the ESOP that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to internal CIBC trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end
Stock Appreciation Rights (SARs)	•	CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs. There are currently no outstanding options with SARs attached to them
Financial assistance	•	Loans to assist employees in exercising their options may be made provided they do not exceed the employee’s annual salary at the time of the loan, and they have the same terms as loans made to employees to purchase shares of CIBC. No such loans were outstanding at October 31, 2012
Assignability	•	ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval

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Amendments	•	The Committee and Board may amend the ESOP from time to time. Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):
		–	increasing the number of common shares that can be issued under the ESOP
		–	reducing the strike (exercise) price of an outstanding option
		–	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date
		–	changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes
		–	expanding the categories of individuals eligible to participate in the ESOP
		–	amending the ESOP to provide for other types of compensation through equity issuance
Claw back	•	a claw back for misconduct may be applied for any individual who willfully engages in misconduct that results in a material restatement of CIBC’s financial statements or a significant loss to CIBC

Non-Officer Director Stock Option Plan (DSOP)

In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. The Board may not amend the DSOP unless all approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied.

Options outstanding and available for grant at December 31, 2012

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

	Options Outstanding		Options Available for Grant			Total Options Outstanding and Available for Grant
Plan	#	% of Common Shares Outstanding	#		% of Common Shares Outstanding	#	% of Common Shares Outstanding
ESOP(1)	4,706,779	1.17	4,417,690		1.10	9,124,469	2.27
DSOP	0	0	74,000	(2)	0.02	74,000	0.02
Total	4,706,779	1.17	4,491,690		1.12	9,198,469	2.29

Notes:

(1)	At October 31, 2012, the total number of options outstanding was 4,348,787, the total number of options available for grant was 5,289,559 and the total number of common shares outstanding was 404,484,938 (including treasury shares).

(2)	Although common shares remain reserved under the DSOP, as disclosed above, the Board amended the DSOP and determined that no further options would be granted to directors.

The use of stock options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). CIBC continues to take a conservative approach to the use of stock options as part of our total compensation package and has made option grants representing less than 0.2% of common shares outstanding (the “burn rate”) for each of the past six years, which is a lower burn rate than the maximum standard recommended by governance groups. This conservative approach is reflected in the measures of stock option usage reported below.

Measure(1)	Fiscal Years
	2012	2011	2010
Dilution
• number of options granted but not exercised / total number of common shares outstanding at the end of the fiscal year	1.08%	1.19%	1.44%
Overhang
• (number of options available to be granted + options granted but not exercised) / total number of common shares outstanding at the end of the fiscal year	2.38%	2.67%	3.04%
Burn Rate
• total number of options granted in a fiscal year / total number of common shares outstanding at the end of the fiscal year	0.18%	0.10%	0.18%

Note:

(1)	Both the ESOP and the DSOP programs (described beginning on page 52) are included in the above calculations, as applicable. All figures are calculated as a percentage of common shares outstanding (including outstanding treasury shares).

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Deferred incentive compensation plans

The following describes the mid- and long-term incentive programs for the SET. In setting and amending these plans, management recommends the terms and conditions of any new plan or any material amendment to existing plans to the Committee, which in turn reviews and makes recommendations to the Board of Directors as to any new plan or material amendments. Annually, the Committee reviews: 1) an assessment by CIBC’s control functions of plan compliance with regulatory requirements and with CIBC’s risk management, governance, control and policy requirements; and 2) scenario and/or back-testing analyses. There were no material amendments to these plans in fiscal 2012.

	Options	Performance Share Units	Book Value Units(1)	Deferred Share Units
Grant / Administration

•    Grants are typically awarded as a fixed dollar amount

•    Number of options granted is based on:

– the dollar value of the award; and

– the Black-Scholes valuation of the option

•    The exercise price is equal to or higher than the closing price of CIBC common shares on the TSX on the trading day immediately before the grant date

•    Once vested, may be exercised over a 10-year period from the grant date

•    Grants are typically awarded as a fixed dollar amount

•    Number of PSUs granted is based on:

– the dollar value of the award; and

– the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date (e.g., December 1 for annual grants)

•    Beginning with grants for fiscal 2010 and thereafter, dividend equivalents are paid in cash during the vesting period based on 100% of the PSUs and no adjustments are made to these amounts based on the actual number of PSUs that vest

•    CIBC hedges these obligations(2)

•    Grants are typically awarded as a fixed dollar amount

•    Number of BVUs granted is based on:

– the dollar value of the award; and

– the book value of CIBC determined in accordance with IFRS beginning in fiscal 2011 and CGAAP in fiscal 2010, divided by the number of outstanding CIBC common shares as of the applicable date, in accordance with the BVU Plan

•    The number of BVUs awarded is adjusted each quarter for dividends paid and share issuances and repurchases during the quarter

•    Grants are typically awarded as a fixed dollar amount

•    Number of DSUs granted is based on:

– the dollar value of the award; and

– the average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date

•    Dividend equivalents are reinvested and paid out when the underlying DSUs are paid

•    CIBC hedges these obligations(2)

Performance conditions / Deferral	—	• PSUs are subject to satisfaction of additional performance criteria at time of vesting based on CIBC’s ROE performance compared with CIBC’s peer group	—	• DSUs allow for longer deferrals than the typical three-year limit in Canada
Performance Period	• 10 years	• 3 years	• 3 years	• 3 years
Vesting	• Beginning with grants for fiscal 2010 and thereafter, stock options vest 50% on each of the third and fourth anniversaries of the grant date (previously options vested 25% annually)	• Vest at the end of the three-year period	• Vest at the end of the three-year period	• The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions
Payout / Payout Price	—

•    Payouts can vary from 75% to 125% of the number of PSUs granted depending on CIBC’s ROE performance relative to our peer group during the performance period. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made

•    Once vested, PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date

•    The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made

•    Once vested, BVUs pay out in cash, with each unit valued based on the book value of CIBC determined in accordance with IFRS beginning in fiscal 2011 and CGAAP in fiscal 2010, divided by the number of outstanding CIBC common shares as of the applicable date, in accordance with the BVU Plan

•    Once vested, DSUs pay out after the termination of employment, subject to Plan termination provisions and income tax requirements

•    The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date

Claw back	• Grants for fiscal 2010 and thereafter are subject to claw back for misconduct(3)

•    Beginning with grants made for fiscal 2010 and thereafter, the claw back provisions in the event of misconduct(4) were strengthened and a performance claw back was implemented to address unexpected losses(5)

• Grants for fiscal 2010 and thereafter, are subject to claw back in the event of misconduct(4)

Notes:

(1)	Only SET members receive awards under the BVU plan.

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(2)	To minimize CIBC’s financial exposure for PSU and DSU plans, CIBC hedges its financial exposure resulting from changes in CIBC share value through a total return swap arrangement with a third party financial institution.

(3)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from stock options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding stock options that vested within the previous 12 months will be cancelled.

Misconduct	is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

(4)	Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs, BVUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (3) above.

(5)	The performance claw back provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of NIBT, CIBC has discretion to cancel up to 100% of that year’s vesting BVUs and PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The claw back can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure group.

Pension arrangements

Pension and Supplemental Executive Retirement Plan (SERP) benefits are considered an integral part of total compensation for executives, including the NEOs. All NEOs participate in the registered defined benefit CIBC Pension Plan on either a contributory or non-contributory basis or, in the case of Mr. Capatides, the CIBC World Markets Retirement Plan for U.S. Employees, on the same basis as other CIBC employees. In addition, the NEOs have been designated by the Committee to be eligible for SERP benefits. SERP benefits for Canadian participants are secured through a trust fund, in the event of plan wind-up. Each year, CIBC makes a contribution to or receives a refund from the SERP trust fund to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits. Mr. Capatides is provided with the same level of SERP benefits as other NEOs (excluding the CEO) except that amounts are denominated in U.S. dollars.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

Under the terms of the SERP, the NEOs receive a pension benefit based on the following provisions:

Provision	Description
Pension formula	2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.
Limits on final average earnings	$2,300,000 for Mr. McCaughey, $912,587(1) for Mr. Capatides, and $913,500 for the other NEOs.
Final average earnings (subject to specified dollar limits as shown above)

The sum of:

•    the average of the best consecutive five years of salary in the last 10 years before retirement; and

•    the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

Reduction for early retirement	Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey, in accordance with and subject to certain conditions in his employment contract, became eligible for an unreduced pension upon attainment of age 55).
Government pension adjustment	Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time (reduced from the Social Security Normal Retirement Age by the maximum primary insurance amount payable for Mr. Capatides).
Form of pension	Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.
Additional pension from employee contributions	Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

Note:

(1)	The limit on final average earnings for Mr. Capatides is US$913,500. It has been converted to Canadian dollars in the chart above based on the Bank of Canada’s October 2012 month-end spot rate of US$1.00 = C$0.9990.

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The following table shows years of credited service, estimated annual pension payable and changes in the present value of defined benefit obligation for the NEOs from October 31, 2011 to October 31, 2012. The changes have been calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for fiscal 2012.

Defined Benefit Plans
Name	Number of Years of Credited Service(2) (#)	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(5)(6) ($)	Compensatory Change(6)(7) ($)	Non- Compensatory Change(6)(8) ($)	Closing Present Value of Defined Benefit Obligation(5)(6) ($)
		At October 31, 2012(3)	At Age 65(4)
Gerry McCaughey	31.7	1,461,000	1,610,000	18,760,000	687,000	2,983,000	22,430,000
Kevin Glass	3.5	64,000	250,000	386,000	199,000	110,000	695,000
Richard Nesbitt	14.7	268,000	414,000	2,550,000	212,000	524,000	3,286,000
David Williamson	4.8	87,000	315,000	492,000	178,000	174,000	844,000
Mike Capatides(9)	17.0	301,000	442,000	3,089,000	247,000	660,000	3,996,000

Notes:

(1)	Represents the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings will be at or above the applicable maximum SERP covered compensation limit. The SERP pension will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under U.S. Social Security starting at Social Security Normal Retirement Age.

(2)	Reflects credited years of service at October 31, 2012. Certain NEOs have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation.

Mr. McCaughey was granted a SERP past service award of 10 years in fiscal 2004 in recognition of a portion of his past service with CIBC. At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted additional SERP past service credit, up to a maximum of 11.9 years, vesting at a rate of 1.7 years of SERP past service credit for each year of continued employment commencing on August 1, 2006. As of August 1, 2012, Mr. McCaughey was fully vested in the 11.9 years of past service credits. These past service credits are in addition to ongoing credited service in the SERP.

Mr. Nesbitt was granted participation in the SERP in fiscal 2009 retroactive to his 2008 date of hire with CIBC. The value of his annual SERP benefit accrual is offset each year against his annual cash bonus and deferred incentive compensation awards. In fiscal 2009, Mr. Nesbitt was also granted a SERP past service award recognizing his 10 years of past service with a CIBC-acquired organization, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards.

These awards are fully vested and are included in the years of credited service set out above.

(3)	All amounts are vested.

(4)	NEOs are eligible to retire with an unreduced pension at age 61, other than Mr. McCaughey who is eligible for an unreduced pension at age 55, subject to certain conditions. The annual pension estimated to be payable at the later of unreduced retirement age or October 31, 2012 for each NEO is as follows:

Name	Estimated Annual Pension ($)
Gerry McCaughey	1,461,000
Kevin Glass	177,000
Richard Nesbitt	341,000
David Williamson	242,000
Mike Capatides(9)	372,000

(5)	Present value of defined benefit obligation is the present value of the projected pension earned for service up to October 31, 2012 or October 31, 2011, as indicated, including the additional years of service, granted to Mr. McCaughey and Mr. Nesbitt.

(6)	These values are based on the same actuarial assumptions used for determining the year-end liability for CIBC’s Canadian registered pension plans which are disclosed in CIBC’s financial statements. The assumptions include:

•	an annual discount rate of 4.55% (3.75% for Mr. Capatides) in measuring the accrued pension liability at October 31, 2012 as well as the compensatory change at October 31, 2012;

•	an annual discount rate of 5.5% (4.75% for Mr. Capatides) in measuring the accrued pension liability at October 31, 2011;

•

a rate of increase for compensation of 3.0% (2.0% for Mr. Capatides) before taking into account the limits on final average earnings for SERP for purposes of measuring the accrued pension liability at October 31, 2012 as well as the compensatory change at October 31, 2012;

•

a rate of increase for compensation of 3.5% (3.0% for Mr. Capatides) before taking into account the limits on final average earnings for SERP for purposes of measuring the accrued pension liability at October 31, 2011; and

•	assumed retirement rates reflecting CIBC Pension Plan experience.

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No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The method for valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(7)	Compensatory change includes service cost net of employee contributions plus, where applicable, the impact on present value of defined benefit obligations of plan changes, increases in the maximum covered compensation limits, promotions, past service awards and any differences between actual and estimated earnings. Service costs have increased significantly over those previously reported for the prior fiscal year as a result of the reduction in the applicable discount rate as described in note (6) above.

(8)	Non-compensatory change includes amounts attributable to interest accruing on the opening present value of defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in U.S./Canada exchange rates during the year and changes in actuarial assumptions.

(9)	Mr. Capatides’ estimated annual pension is shown in Canadian dollars at an October month-end Bank of Canada spot rate of exchange for the fiscal years as follows: US$1.00 = C$0.9990 for 2012 and US$1.00 = C$0.9967 for 2011.

Mr. McCaughey’s employment contract

An employment contract was established with Mr. McCaughey, effective upon his appointment as President and Chief Executive Officer in August 2005 and was amended on November 5, 2009. The key terms of this contract, as amended, are summarized below.

Officer	G.T. McCaughey, President and Chief Executive Officer
Effective Date	August 1, 2005
Base Salary	$1,500,000
Incentive Compensation (Annual Cash Bonus and Mid- and Long-Term Incentives)

The amount of annual cash bonus compensation for any fiscal year, commencing with fiscal 2009, is to be determined by the Committee at the end of the fiscal year. The amount of the annual cash bonus is based on:

• personal objectives and performance objectives for CIBC established for the fiscal year;
• financial performance of CIBC, including in comparison to the other four major Canadian banks for such year; and
• other relevant factors, on a basis consistent with CIBC executive compensation policies and past practices.
Incentive compensation is allocated by CIBC in the form of annual cash bonus, and mid- and long-term incentive awards (such as PSUs, BVUs and options).
Equity Ownership Guidelines	Six times Mr. McCaughey’s annual salary during the term of employment with CIBC. Equity ownership guidelines apply for an additional two-year period upon retirement. Upon retirement, he is required to hold for the applicable period a minimum $6,000,000 in CIBC common shares or equivalents. For this purpose, common share equivalents that vest or that are paid out during this period are deemed to be held for the required period.
Pension

Mr. McCaughey participates in the SERP as described beginning on page 56.

At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted additional SERP past service credit, up to a maximum of 11.9 years, vesting at a rate of 1.7 years of SERP past service credit for each year of continued employment commencing on August 1, 2006 and which became fully vested on August 1, 2012. These past service credits are in addition to ongoing credited service in the SERP.

The maximum covered compensation limit in the SERP is to be reviewed annually. Mr. McCaughey’s SERP compensation limit is $2,300,000.

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Mr. McCaughey’s employment contract (continued)

Termination of Employment without cause

Payment in lieu of notice equal to two times Mr. McCaughey’s:

•    annual base salary; and

•    three-year average annual cash bonus award.

Mr. McCaughey may, in the alternative, receive entitlements as may be available under common law.

Options will be eligible to vest over a two-year period from the date of termination in accordance with the normal vesting schedule and all vested options will be exercisable for their terms. Unvested PSU awards and BVU awards continue to be subject to time and, in the case of PSU awards, performance-based vesting requirements. In addition, certain of Mr. McCaughey’s options are subject to misconduct claw backs and certain of his PSU awards and BVU awards are subject to misconduct and performance claw backs.

If Mr. McCaughey is terminated without cause, he is entitled to an unreduced pension under the SERP from the date of termination. The SERP entitlements are subject to Mr. McCaughey’s compliance with certain non-solicitation and non-competition conditions.

Retirement

On retirement from CIBC, Mr. McCaughey is entitled to an unreduced pension under the SERP. In these circumstances, his options, PSU awards and BVU awards continue to be subject to time and, where applicable, performance-based vesting requirements. The outstanding options, PSU awards and BVU awards will not vest if there is a material adverse subsequent event(1) relating to a prior period during which he served as President and Chief Executive Officer.

The following conditions must also be met:

•    Mr. McCaughey provides a minimum of three months’ notice of retirement; and

•    Mr. McCaughey continues to comply with non-competition and non-solicitation conditions.

On retirement from CIBC after attaining the age of 61, Mr. McCaughey’s PSU awards, BVU awards and options continue to be subject to time and performance vesting requirements. The foregoing two conditions regarding notice and non-competition and non-solicitation conditions continue to apply.

Change of Control	If Mr. McCaughey’s employment with CIBC is terminated after a change of control, he is entitled to receive the benefits under the Change of Control Policy (see below). In addition, he is entitled to an unreduced pension under the SERP from the date of termination.
Special Option Grant	Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, which time vest in equal installments over five years and are subject to performance-based vesting conditions related to CIBC TSR compared with the TSR of CIBC’s peer group.

Note:

(1)	For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

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Change of Control contracts

CIBC adopted a Change of Control Policy in 2001 that covers 12 designated senior executive positions, including all of the NEOs, in recognition of the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an executive than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	Certain senior officers of CIBC, including each of the NEOs.
Coverage Period	24 months following the date of the change of control.
Trigger Events (i.e., “Double Trigger”)

Severance payouts and accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

•    a change of control event occurs; and

•    the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

Severance Benefits	The greater of: • two times the sum of annual salary and annual cash bonus(1); and • the amount the executive may be entitled to under any employment contract or common law.
Vesting of Deferred Incentive Compensation and Pension	Upon the trigger events, all deferred incentive compensation awards and any unvested, accrued pension vest.
Pension Benefits	Pension is paid in accordance with the standard terms of the SERP, but with two years of service added to credited service (subject to an overall cap of 35 years of service).

Note:

(1)	In addition, a cash settlement of 10% of base salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

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Post-employment benefits(1)

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause or on a change of control if the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

		Estimated Incremental Payment at October 31, 2012
Name	Compensation Component	Termination Without Cause ($)		Change of Control ($)
Gerry McCaughey	Cash:	9,321,867	(2)	9,321,867	(3)
	Deferred Compensation Vesting:	—		17,019,546	(4)
	Benefits:	50,000	(5)	300,000	(6)

	Total Incremental Payment:	9,371,867		26,641,413
	Annual Pension(7)	92,000		92,000
Kevin Glass	Cash:	1,069,000	(8)	2,450,000	(9)
	Deferred Compensation Vesting:	—		1,132,220	(4)
	Benefits:	—		120,000	(6)

	Total Incremental Payment:	1,069,000		3,702,220
	Annual Pension(7)	—		37,000
Richard Nesbitt	Cash:	7,117,333	(8)	7,117,333	(9)
	Deferred Compensation Vesting:	—		11,435,501	(4)
	Benefits:	—		150,000	(6)

	Total Incremental Payment:	7,117,333		18,702,834
	Annual Pension(7)	—		5,000
David Williamson	Cash:	3,634,133	(8)	3,666,667	(9)
	Deferred Compensation Vesting:	429,802	(10)	6,108,373	(4)
	Benefits:	—		150,000	(6)

	Total Incremental Payment:	4,063,935		9,925,040
	Annual Pension(7)	—		37,000
Mike Capatides	Cash:	—		3,100,230	(9)(11)
	Deferred Compensation Vesting:	—		4,273,855	(4)
	Benefits:	—		149,850	(6)(11)

	Total Incremental Payment:	—		7,523,935
	Annual Pension(7)	—		36,000

Notes:

(1)	This table includes only contractually agreed upon severance amounts and does not include any greater potential common law entitlements arising in the event of termination of employment without cause. Upon resignation or termination with cause, no incremental amounts are payable.

(2)	See summary of Mr. McCaughey’s employment contract, “Termination of Employment without Cause”.

(3)	Mr. McCaughey is entitled to the greater of the amounts provided under the Change of Control Policy and his employment contract, if they both apply.

(4)	The values shown are for unvested units (PSUs, RSAs or DSUs, as applicable) and options based on the closing price of CIBC common shares of $78.56 on October 31, 2012. Unvested BVU awards have been valued based on CIBC’s book value per share of $37.48 at October 31, 2012. The values shown are only payable if a change of control occurs and the executive’s employment is terminated.

(5)	In the event of termination without cause, Mr. McCaughey is entitled to reimbursement for costs related to legal and financial planning advice, not to exceed $50,000.

(6)	In lieu of continued participation in CIBC’s pension, health and welfare benefit plans, the NEO would receive a cash payment equal to 10% of the amount representing base salary in the Change of Control severance payment.

(7)	The pension amounts shown are the incremental annual lifetime pension amounts payable from age 65 (or at an earlier unreduced retirement age, depending on eligibility) to which an NEO would have been entitled had their employment terminated for the noted reason as of October 31, 2012. These amounts are in addition to the October 31, 2012 accrued and vested annual pension as described in note (3) on page 57.

The incremental payment on change of control reflects the effect of two years of additional credited service for all NEOs.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

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The present values at October 31, 2012 of the incremental annual pension amounts shown above, payable on termination without cause or change of control, are as follows:

Name	Termination Without Cause ($)	Change of Control ($)
Gerry McCaughey	1,415,000	1,415,000
Kevin Glass	—	361,000
Richard Nesbitt	—	78,000
David Williamson	—	331,000
Mike Capatides(11)	—	529,000

The present values have been determined using the same actuarial assumptions used for determining the October 31, 2012 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the NEOs are assumed to commence their pension when first eligible at age 55 (or October 31, 2012 if later), subject to a reduction in pension for early commencement, as applicable.

(8)	In the event employment is terminated without cause, Mr. Glass, Mr. Nesbitt and Mr. Williamson are each entitled to a payment in lieu of notice equal to: one times the sum of annual base salary and the three-year average annual cash bonus award for Mr. Glass and two times the sum of annual base salary and the three-year average annual cash bonus award for Mr. Nesbitt and Mr. Williamson.

(9)	See summary of Change of Control contracts, “Severance Benefits” on page 60.

(10)	Unvested PSU and BVU awards continue to be eligible to vest and pay out over the normal schedule. Options continue to be eligible to meet time and, where applicable, performance-based vesting conditions over the severance period and expire at the end of the severance period. As previously disclosed, RSIP and RDSU awards held by Mr. McCaughey have met performance and time-based vesting conditions and are payable upon termination of employment or retirement. The value shown represents DSU awards which vest upon termination without cause and is based on the closing price of CIBC common shares of $78.56 on October 31, 2012. See page 50 for outstanding values of RSA, PSU and BVU awards, options and, for applicable NEOs, RSIP awards, RDSU awards and DSU awards, at October 31, 2012.

(11)	The amount for Mr. Capatides has been converted to Canadian dollars based on the Bank of Canada’s October 2012 month-end spot rate of US$1.00 = C$0.9990.

Additional disclosure under the Financial Stability Board and Basel Committee on Banking Supervision

The following tables provide disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, members of the SET and those employees who CIBC has determined have a “material role” based upon their responsibilities or compensation level, respectively. This includes Executive Vice-Presidents, Senior Vice-Presidents, and Vice-Presidents whose incentive compensation is above a pre-determined threshold; the CIBC FirstCaribbean CEO and his direct reports; Wholesale Banking Management Committee, Managing Directors or desk heads; and any Wholesale Banking employee whose incentive compensation is equal to or greater than a pre-determined threshold. Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers which make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded

This table shows the amounts of remuneration awarded and the components of variable compensation for the 2012 and 2011 fiscal years. These awards may have been granted and received within the fiscal year or granted after the end of the fiscal year but for services within the fiscal year.

	Fiscal 2012		Fiscal 2011
	SET	Material Roles	SET	Material Roles
Fixed-base salary ($)	7,100,000	76,600,000	7,000,000	71,500,000
Variable compensation
– Cash ($)	10,800,000	129,400,000	11,900,000	148,600,000
– Equity ($)	17,900,000	92,300,000	17,500,000	107,800,000
– Share-linked ($)	10,700,000	92,300,000	10,000,000	107,800,000
– Other ($)	7,200,000	—	7,500,000	—
Total variable compensation ($)	28,700,000	221,700,000	29,400,000	256,400,000
Total remuneration ($)	35,800,000	298,300,000	36,400,000	327,900,000
Number of beneficiaries	9	329	9	326

CIBC PROXY CIRCULAR	62

Tables

Outstanding deferred compensation

This table includes all forms of deferred compensation that remain outstanding and which had not expired at October 31, 2012. Deferred compensation includes current plans: stock options, RSAs, PSUs, DSUs and BVUs; as well as closed plans: RSIP units and RDSUs. Deferral periods are specified within the terms of the relevant plan and, in the case of closed plans and certain other limited circumstances, may extend until retirement of the individual employee.

	October 31, 2012		October 31, 2011
	SET ($)	Material Roles ($)	SET ($)	Material Roles ($)
Vested	62,800,000	7,800,000	56,400,000	6,500,000
Unvested	51,800,000	278,100,000	42,800,000	289,700,000
Total	114,600,000	285,900,000	99,200,000	296,200,000

Deferred compensation awarded and paid out

This table shows the amounts of deferred compensation awarded for the 2012 and 2011 fiscal years, as well as the amounts paid out in fiscal 2012 and fiscal 2011 under current plans, including stock option exercises.

	Fiscal 2012		Fiscal 2011
	SET ($)	Material Roles ($)	SET ($)	Material Roles ($)
Awarded for the fiscal year	17,900,000	94,500,000	17,500,000	110,500,000
Payouts in the fiscal year(1)	15,100,000	34,900,000	13,300,000	31,100,000

Note:

(1)	Included in fiscal 2012 are amounts paid in December 2011 relating to fiscal 2010 and previous years and included in fiscal 2011 are amounts paid in December 2010 relating to fiscal 2009 and previous years.

New sign-on payments

This table shows the cash and deferred incentive compensation awards granted in fiscal 2012 and fiscal 2011 for hiring purposes. Payouts in connection with such awards may have been made in whole or in part in fiscal 2012 or fiscal 2011 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	Fiscal 2012		Fiscal 2011
	SET	Material Roles	SET	Material Roles
Total sign-ons ($)	—	6,800,000	—	10,300,000
Number of beneficiaries	—	16	—	18

Guarantees

This table shows the guaranteed incentive compensation awards granted in fiscal 2012 and fiscal 2011. Payouts in connection with such awards may have been made in whole or in part in fiscal 2012 or fiscal 2011 or, if the awards involved deferred compensation, will be paid in subsequent fiscal years.

	Fiscal 2012		Fiscal 2011
	SET	Material Roles	SET	Material Roles
Total guarantees ($)	—	2,800,000	—	11,100,000
Number of beneficiaries	—	3	—	10

63	CIBC PROXY CIRCULAR

Tables

Implicit and explicit reductions

This table shows the value of outstanding deferred remuneration and retained remuneration awarded for the prior fiscal year (i.e., fiscal 2011 and 2010), as well as the value of the implicit reductions (such as changes in the value of CIBC common shares or share units) and explicit reductions (such as those arising from the application of misconduct or performance claw backs) as at October 31, 2012.

	Fiscal 2012		Fiscal 2011
	SET ($)	Material Roles ($)	SET ($)	Material Roles ($)
Outstanding/Retained	30,700,000	246,600,000	30,500,000	230,400,000
Reductions	—	—	4,100,000	17,600,000
– Implicit	—	—	4,100,000	17,600,000
– Explicit	—	—	—	—

CIBC PROXY CIRCULAR	64

Non-GAAP Measures

Non-GAAP Measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted results

Adjusted results are non-GAAP financial measures that management believes are useful to assess core operating performance. The following table reflects the reconciliation between reported revenue and net income, and adjusted revenue and net income, for both fiscal 2012 and 2011.

millions

	Fiscal 2012		Fiscal 2011 (restated to IFRS)
CIBC	Revenue ($)	Net Income ($)	Revenue ($)	Net Income ($)
Reported (GAAP)	12,549	3,339	12,435	2,878
Loss (gain) from structured credit run-off	(1)	15	109	128
Gain relating to an equity-accounted investment in our Wealth Management SBU	(37)	(35)	—	—
Hedge accounting loss on leveraged leases	28	16	—	—
Gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group	(36)	(19)	—	—
Gain on sale of CIBC Mellon Trust issuer services business		0	(37)	(37)
Loan losses in the exited U.S. leverage finance portfolio	4	32	—	—
Loss relating to change in valuation of collateralized derivatives to an overnight index swap (OIS) basis	33	24	—	—
Loss in our exited European leveraged finance business		—	—	18
Amortization of intangibles		25	—	28
Gain on sale of a merchant banking investment			(141)	(46)
Loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities			90	65
Goodwill impairment relating to CIBC FirstCaribbean				203
Reduction in the collective allowance				(55)
Adjusted (non-GAAP)	12,540		12,456
TEB adjustment	281	—	189	—
Adjusted, TEB (non-GAAP)	12,821	3,397	12,645	3,182

	Fiscal 2012		Fiscal 2011
Retail and Business Banking	Revenue ($)	Net Income ($)	Revenue ($)	Net Income ($)
Reported (GAAP)	8,154	2,286	8,045	2,184
Amortization of intangibles	—	8	—	9
Adjusted (non-GAAP)	8,154	2,294	8,045	2,193

	Fiscal 2012		Fiscal 2011
Wealth Management	Revenue ($)	Net Income ($)	Revenue ($)	Net Income ($)
Reported (GAAP)	1,674	339	1,636	279
Gain relating to an equity-accounted investment in our Wealth Management SBU	(37)	(35)	—	—
Amortization of intangibles	—	1	—	1
Adjusted (non-GAAP)	1,637	305	1,636	280

65	CIBC PROXY CIRCULAR

Non-GAAP Measures

	Fiscal 2012		Fiscal 2011
Wholesale Banking	Revenue ($)	Net Income ($)	Revenue ($)	Net Income ($)
Reported (GAAP)	2,060	613	2,058	543
Loss (gain) from structured credit run-off	(1)	15	109	128
Hedge accounting loss on leveraged leases	28	16	—	—
Gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group	(36)	(19)	—	—
Loan losses in the exited U.S. leverage finance portfolio	4	32	—	—
Loss relating to change in valuation of collateralized derivatives to an overnight index swap (OIS) basis	32	23	—	—
Loss in our exited European leveraged finance business		—	—	18
Gain on sale of a merchant banking investment			(141)	(46)
Adjusted (non-GAAP)	2,087		2,026
TEB adjustment	281	—	189	—
Adjusted, TEB (non-GAAP)	2,368	680	2,215	643

CIBC PROXY CIRCULAR	66

OTHER INFORMATION

Indebtedness of directors and executive officers

As of February 28, 2013, the date of this Circular, there was no outstanding indebtedness to CIBC (or its subsidiaries) incurred by directors, director nominees, and executive officers of CIBC (or its subsidiaries) and their associates, other than routine indebtedness(1) as defined under Canadian securities law. Loans to CIBC directors and executive officers are made on market terms or terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002.

The following table shows the aggregate indebtedness to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities law.

Aggregate indebtedness
Purpose	To CIBC or its Subsidiaries at January 31, 2013 ($)	To Another Entity
Securities Purchase	—	—
Other(2)	302,663,183	—
		—

Notes:

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)	Certain loans were made in U.S. dollars. These amounts have been converted to Canadian dollars based on the Bank of Canada’s January 2013 month-end spot rate of US$1.00 = C$0.9972.

Directors and Officers Liability Insurance

Effective November 1, 2012, CIBC purchased at its expense a Directors and Officers Liability Insurance Policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2013. There is no deductible. The annual premium for this policy is approximately $2.2 million.

Indemnification

Under the Bank Act and CIBC’s By-Law, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

During the fiscal year ended October 31, 2012, CIBC paid approximately $1,100,000 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, President and Chief Executive Officer; Thomas D. Woods, Senior Executive Vice-President and Chief Risk Officer; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Availability of information

You may request a copy of the following documents, at no charge, from CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2:

•	CIBC’s Annual Information Form for the year ended October 31, 2012 along with copies of pages incorporated from CIBC’s 2012 Annual Report;

67	CIBC PROXY CIRCULAR

Other Information

•

CIBC’s comparative annual financial statements for the year ended October 31, 2012 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

•	CIBC’s annual Management’s Discussion and Analysis (MD&A) for the year ended October 31, 2012 and any subsequent interim MD&A; and

•	this Management Proxy Circular.

These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in its comparative financial statements and MD&A for fiscal 2012.

Minutes of meeting and voting results

After the meeting we will post the following documents to CIBC’s website at www.cibc.com:

•	report on voting results; and

•	minutes of the meeting.

Voting results will also be filed on SEDAR at www.sedar.com.

Contacting CIBC’s Board of Directors

You may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com. The Corporate Secretary will open this correspondence to determine whether the contents represent a communication to a director. A communication will be forwarded promptly, as long as it is not an advertisement, product or service promotion or patently offensive material. If a communication is to more than one director, the Corporate Secretary will make sufficient copies to send to each director.

Directors’ approval

The Board has approved the contents and sending of this Circular to shareholders.

Michelle Caturay Vice-President, Corporate Secretary and Associate General Counsel

February 28, 2013

CIBC PROXY CIRCULAR	68

SCHEDULE A

SHAREHOLDER PROPOSALS

NEI Investments, Mr. William Davis and the United Church of Canada filed a joint proposal requesting that the Management Resources and Compensation Committee of CIBC’s Board provide a report to shareholders assessing the results and risks of basing senior executive compensation on horizontal comparison with peer companies; discussing the potential to integrate vertical comparison metrics, such as average employee compensation at CIBC; and indicating whether CIBC planned to change its approach to setting compensation. CIBC expressed appreciation for the issues raised and the proposal was withdrawn as a result of CIBC’s commitment to consider the issues.

The Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC) filed a proposal requesting that the Board of Directors electronically publish a summary report of the annual general meeting and the questions raised at such meetings within four months after the meeting. MEDAC withdrew its proposal in recognition of CIBC’s ongoing efforts to maintain communication with its shareholders.

The following proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

Four proposals were submitted by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca.

PROPOSAL NO. 1

Pension plans: greater disclosure of supervision

It is proposed that the Board of Directors assure the shareholders and stakeholders on an annual basis that the pension plans offered by the Bank are managed in accordance with sound management practices.

MÉDAC has provided the following statement in support of their proposal:

The Bank offers defined contribution and defined benefit pension plans. Concerns have been expressed regarding the solvency and management of such plans over the past few years. Using the excellent document published by The Canadian Institute of Chartered Accountants entitled 20 Questions Directors Should Ask about their Role in Pension Plan Governance as a reference point, we will outline the risks of such plans for directors, shareholders, and employees, i.e. all stakeholders. Organizations are increasingly opting for defined contribution pension plans.

With defined contribution pension plans, the members bear the investment risk. For that reason, conventional wisdom holds that defined contribution plans carry little (if any) investment liability and risk exposure for directors. This conventional wisdom is wrong. Directors bear responsibility because the sponsor is involved in the selection of investment managers, in the asset classes that are offered, and in confirming that the book value limit in foreign investments is not exceeded. Member education and monitoring of investment performance and choices are matters that warrant the Board’s ongoing attention. Directors bear risks of litigation due to failure to educate members, or selection and retention of poor investments or managers.

Sponsors bear the funding and investment risks for defined benefit pension plans. They must track the funded status and asset performance. Specifically, the need for additional contribution outlays may significantly affect the financial results of the sponsoring organization. Also, the tracking entails monitoring capital markets in Canada and in major markets abroad, as most plans invest close to the book limit in foreign investments.

Ultimately directors are at risk, regardless of which type of plan their organization sponsors.

A recent analysis of some 500 defined benefit pension plans in Canada and the United States by the DBRS rating agency shows that almost two thirds were substantially underfunded in the past year.

A verbal report and a certificate attesting to the soundness of the plans and the quality of the Board of Directors’ monitoring activities should be an item on the agenda of the annual general meeting.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC sponsors many different defined benefit and defined contribution pension programs for employees in Canada and internationally, all of which are actively and prudently managed within a strong governance framework.

The majority of CIBC employees participate in the CIBC Pension Plan, a defined benefit plan that provides participants with a future pension based on earnings and years of service. As sponsor and administrator of the Plan, CIBC has a prudent governance structure and policies to balance the objectives of CIBC, while also protecting the interests of Plan members to ensure the ongoing sustainability of the Plan. The Board of Directors through the Management Resources and Compensation Committee (MRCC) is responsible for ensuring that regulatory and fiduciary duties are met, reviewing and approving investment policies and overseeing the assets of the Plan. The MRCC delegates the day-to-day operations and management of the Plan’s assets to management committees who report regularly to the MRCC on investment performance and risks, administration practices, funded status, audit controls and other matters of Plan governance. The MRCC may use external advisors as required to help fulfill its fiduciary

1	CIBC SHAREHOLDER PROPOSALS

Shareholder Proposals

responsibilities, which include the approval of any Plan changes.

CIBC has made significant contributions to the Plan over several years to maintain the Plan’s strong funded status and ensure its long-term financial health. An Annual Report is prepared and made available to all Plan members to ensure they have current information about the security and future of the Plan. The Report provides a comprehensive review of the Plan’s investment performance and financial health.

In summary, CIBC maintains a robust governance structure that provides effective oversight and ensures prudent management of its employee pension arrangements both in Canada and internationally.

PROPOSAL NO. 2

Equitable treatment with respect to pension plans

It is proposed that the Board of Directors adopt a policy to offer all employees of the institution, regardless of their reporting level, the same type of pension plan (defined contribution or defined benefit). The same scale should be used to calculate the years of service credited, and the pension plan should be based solely on fixed salary and become payable upon reaching a pre-determined retirement age.

MÉDAC has provided the following statement in support of their proposal:

Currently, senior executives benefit from more generous pension plans than other employees. Senior executive pension plans are often defined benefit plans providing for pre-determined pension annuities, while other employees contribute to a defined contribution plan whereby the retirement income depends, among other things, on the sums accumulated in the participant’s retirement account and the interest rates at the time an annuity is purchased. In addition to being guaranteed a fixed amount upon retirement, senior executives often also receive preferential treatment with respect to the years of service credited and benefit from a broader basis of calculation, which includes the salary and all or part of the variable compensation.

Therefore, in addition to receiving compensation that is often unrelated to the performance of the organization, which is socially unacceptable given the difficult economic context in which we find ourselves at the moment and unfair with respect to the average compensation of the employees of the organization, senior executives continue to receive “extraordinary and discriminatory” benefits upon retirement.

We therefore propose that all employees of the Bank, regardless of their reporting level, contribute to the same type of pension plan, based on the same scale to calculate the years of service credited and only on fixed salary, becoming payable at a pre-determined retirement age. This policy should apply to all those who become senior executives starting in 2013.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC provides pension benefits to employees at all income levels to supplement other sources of retirement income, including government pension programs and personal retirement savings. In Canada, CIBC employees and executives participate only in defined benefit pension programs that provide future pension income based on years of service at CIBC and pensionable earnings. Furthermore, the same scale to calculate years of credited service is applied to all employees and senior executives.

CIBC is aligned with most Canadian pension plan sponsors in using base salary as the pensionable earnings base, as it provides for an equitable and steady accrual of pension benefits over time.

While some executives are eligible to participate in supplemental defined benefit pension arrangements that CIBC has put in place to retain and attract senior leadership talent, CIBC has prudent limits on pensionable earnings within these plans.

In summary, the Board and management will continue to benchmark the competitiveness of CIBC’s pension benefits for all employees with industry peers and emerging practices in Canada.

PROPOSAL NO. 3

Senior management gender parity

It is proposed that the Board of Directors undertake to make all necessary efforts to ensure that women make up 50% of its senior management team within the next five years.

MÉDAC has provided the following statement in support of their proposal:

For decades, our higher learning institutions have seen a critical mass of women graduate in a very large number of disciplines. Although women have held executive positions in the past few decades, they have struggled to break through the glass ceiling or get off the sticky floor. Women are talented, experienced and willing. We thus believe that our institutions present both psychological and real barriers to women rising to senior management positions: the conscious or unconscious block by certain male executive officers, the lack of policies fostering better reconciliation of work and family life, the lack of efforts to develop mentoring and sponsorship programs that would allow talented women to be coached and promoted within their organizations, etc.

By not implementing incentive measures to increase the ratio of women in senior executive positions, the Bank is depriving itself of the added value that gender parity can bring in terms of complementary quality and vision.

We therefore propose that the Board of Directors undertake to achieve gender parity over a period of five years and to account for the measures taken to reach this objective as well as the results achieved in its annual report and at the annual general meeting.

CIBC SHAREHOLDER PROPOSALS	2

Shareholder Proposals

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board and management agree that diversity (including gender diversity) in senior management roles is a contributing factor in achieving a high performing organization. We also believe setting arbitrary quotas creates the risk of compromising other important factors in selecting senior leaders, such as skill, capability and experience.

CIBC is committed to diversity, including gender diversity, and has been recognized as a leader in this area. In 2012, CIBC was named one of Canada’s Best Diversity Employers for the second consecutive year and was recognized in many other areas for creating a strong and diverse work environment where all of our employees can excel. We continue to focus on the advancement of women in our business through initiatives that include training programs targeted to women and the active involvement by senior leaders in organizations such as Canadian Women in Technology, Catalyst, and Women in Capital Markets. Through 2012, over 200 women in our Wholesale Banking business have completed Taking the Stage®, a program that focuses on communication, leadership presence and presentation skills for women.

In summary, CIBC will continue to focus on the diversity of its workforce while hiring and promoting the best candidates for senior management roles.

PROPOSAL NO. 4

Equity ratio

It is proposed that the compensation of the CEO not exceed thirty (30) times the average non-executive salary of the Bank’s employees.

MÉDAC has provided the following statement in support of their proposal:

Since its creation, MÉDAC has consistently denounced increases in senior executive compensation that are completely unrelated to the performance of the organization they manage. MÉDAC also denounces the components of such compensation, including, without limitation, bonuses and stock options, which, given their significance within the total compensation, encourage executives to take excessive risks or to make short-term rather than long-term decisions, resulting in asset sales, plant closures or layoffs for the sole purpose of increasing short-term profitability and, in turn, senior executive variable compensation. In this regard, we would like to quote a passage from Economy Nobel Prize winner Joseph E. Stiglitz’s book entitled The Price of Inequality:

One of the problems we’re talking about…is that we have large corporations where the CEOs often run the corporation for the benefit of them and their group around them and not for the benefit of the shareholders. That’s 21st century capitalism.

For several years, MÉDAC has deplored the unwarranted ratio of the compensation of several senior executives of our financial institutions to the median compensation of their employees. Many people consider excessive executive compensation to be one of the causes of the latest financial crisis and such excesses have fuelled their resentment against the richest members of our society.

It is therefore essential that we return to the true values that should form the basis of the compensation of any employee, i.e., competency, experience, team work and the achievement of qualitative and quantitative goals within an employee’s competency and authority, and aimed at creating long-term value for shareholders and the corporation as a whole.

It is with this in mind that a ratio of 30 times the median compensation of non-executive employees (…or employees other than the five highest paid employees) would generously limit the CEO’s salary to approximately $3 million per year.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to providing compensation for both the executive and broader employee populations that is aligned with business and individual performance and competitive with market practice. The Management Resources and Compensation Committee (MRCC) is accountable for the strategic oversight of compensation for all employees, not just for senior executives. As disclosed in the “Compensation Discussion and Analysis” section of this proxy circular starting on page 31, CIBC’s process for determining executive compensation is based on a balanced scorecard approach for evaluating business and individual performance, including all aspects of risk. CIBC also monitors regulatory changes and developing best practice to ensure that those are incorporated, as appropriate, into CIBC’s policies and practices.

The Board believes that CIBC takes a balanced approach to compensation for all employees that directly aligns pay to performance, risk and shareholder return and ensures CIBC’s ability to attract and retain the talent it needs to be successful. The Board reviews CIBC’s total cost of compensation against key business performance metrics and tests the reasonableness of that cost against CIBC’s peer group. The Board is satisfied that this approach provides the most meaningful and relevant information to ensure the level of executive and employee compensation is fair and appropriate.

The Board also believes it is important for shareholders to fully understand what CIBC pays its executives and why. CIBC’s executive compensation disclosure gives shareholders clear and comprehensive information that, combined with continuing dialogue, enables shareholders to make an informed decision in voting on CIBC’s advisory resolution on executive compensation.

In summary, CIBC will continue to provide compensation for both the executive and broader employee populations that is aligned with business and individual performance and competitive with market practice.

3	CIBC SHAREHOLDER PROPOSALS

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance practices describes the governance framework that guides CIBC’s Board and management in fulfilling their obligations to CIBC and its stakeholders. It was last reviewed and approved by the Board in February 2013.

CIBC’s Board is committed to upholding the highest standards of corporate governance. Over the past year, the Board has focused on strengthening CIBC’s governance systems and board effectiveness, and enhancing risk management oversight. We also spent more time on our stakeholder engagement framework, talent management strategy and CIBC’s approach to executive compensation. In 2012, CIBC was proud to be named the strongest bank in Canada and North America and the third strongest bank in the world by Bloomberg Markets magazine.

Contents

2	Governance Structure

2	Board composition and size

2	Board responsibilities

3	Director independence

4	Director nomination process

5	Director tenure

6	Annual performance evaluation of the Board

6	The Chief Executive Officer

6	The Chair of the Board

6	Board committees

7	Board access to management and advisors

7	Director orientation and continuing development

8	Director compensation

8	Compensation

9	Senior Management succession

9	CIBC Code of Conduct and Code of Ethics for Directors

9	Corporate responsibility

9	Stakeholder engagement

CONTACTING CIBC’S BOARD OF DIRECTORS

You may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com. The Corporate Secretary will open this correspondence to determine whether the contents represent a communication to a director. A communication will be forwarded promptly, as long as it is not an advertisement, product or service promotion or patently offensive material. If a communication is to more than one director, the Corporate Secretary will make sufficient copies to send to each director.

REQUESTING PAPER COPIES

Throughout this Statement there are references to information available on CIBC’s website. Shareholders may request printed copies of any of these materials from CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or corporate.secretary@cibc.com.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	1

Statement of Corporate Governance Practices

1.	Governance structure

Quick facts

ð	Board reviews and approves key governance documents every year

•	Statement of Corporate Governance Practices

•	Board of Directors Independence Standards

•	Mandate of the Board of Directors

•	Mandate of the Chair of the Board

•	Mandates of the Board Committees

•	Mandate of a Committee Chair

•	Mandate of the President and Chief Executive Officer

•	CIBC Code of Conduct

•	Code of Ethics for Directors

ð	Find them at www.cibc.com

This diagram provides a snapshot of CIBC’s governance structure.

2.	Board composition and size

Quick facts

ð	CIBC’s optimal Board size for effective decision-making is 14 to 16 non-management directors

ð	CIBC’s Board put forward 16 nominees for election at the 2013 Annual Meeting. Fifteen of the nominees are non-management directors

ð	A brief biography of each nominee standing for election as a CIBC director starts on page 4 of the 2013 Management Proxy Circular which may be found at www.cibc.com

The composition of the Board is governed primarily by the Bank Act (Canada), which has requirements on the qualifications, number, affiliation and Canadian residency of directors. Each year the Corporate Governance Committee reviews the optimal size of the Board for effective decision-making. The parameters established by the Corporate Governance Committee are based on legal requirements, best practices, skills and characteristics required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees.

3.	Board responsibilities

Quick facts

ð	Board reviews and approves the Mandate of the Board of Directors and of each Board committee every year

ð

The Board’s key responsibilities include oversight of: strategic planning, risk management, human resources and talent management, corporate governance, financial information, communications, board committees and director development and evaluation

ð	Find the mandate at www.cibc.com and www.sedar.com

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management through the Chief Executive Officer (CEO) to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board oversees the development of CIBC’s strategic direction, process, plan and priorities; reviews and approves the annual strategic plan and considers management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

Risk management – The Board (with assistance from the Risk Management Committee or the Audit Committee) approves CIBC’s risk appetite and reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

Human resources management – The Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC’s approach to human resources and talent management, the succession planning process for the CEO and key management positions, compensation decisions having regard to business performance and its risk-related aspects and the extent to which management fosters a culture of integrity.

Corporate governance – The Board (with assistance from the Corporate Governance Committee) reviews CIBC’s approach to corporate governance, director independence and codes of conduct for employees and directors.

Financial information – The Board (with assistance from the Audit Committee) reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – The Board (with assistance from the Corporate Governance Committee) reviews CIBC’s overall communications strategy and the communication framework between the Board and its stakeholders.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next scheduled Board meeting.

2	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

Director development and evaluation – Each director participates in CIBC’s director development program. The Board (with assistance from the Corporate Governance Committee) evaluates the performance of the Board, its committees and the directors.

4.	Director independence

Quick facts

ð	All director nominees put forward for appointment at the 2013 annual meeting are independent except Gerry McCaughey because he is the President and CEO of CIBC

ð	Board reviews and approves director independence standards every year

ð	Find Board of Directors Independence Standards at www.cibc.com

The Board believes that director independence is an important part of fulfilling its duty to supervise the management of CIBC’s business and affairs. The Board relies on regulatory requirements and best practices to define independence. An important means of determining independence is through the application of the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees also foster independence by:

•	reviewing board interlocks;

•	retaining advisors to provide independent advice and counsel, as needed;

•	conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•	reviewing whether directors have a material interest in a transaction; and

•	appointing an independent non-executive Chair of the Board to oversee the operations and deliberations of the Board.

Independence standards

The Board’s independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock Exchange corporate governance rules and the Canadian Securities Administrators’ director independence rules. The Board determines the independence of a director at least once a year when the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. The Board reviews director independence at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. There are also additional independence standards which Audit Committee members are required to satisfy under the U.S. Sarbanes-Oxley Act of 2002. These standards are set out in the Audit Committee’s mandate.

The Board bases its determination of independence primarily on the results of questionnaires completed by each nominee.

Access to independent advisor

Quick facts

ð

The Management Resources and Compensation Committee has retained an independent compensation advisor that reports directly to the Committee, acts only on instructions provided or approved by the Committee Chair and does not perform work on any other CIBC mandate

The Board, the Chair of the Board and each Board committee may retain advisors to assist in fulfilling their respective responsibilities and set the compensation for the advisors. The approval of management is not required.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director relationship depending on his or her circumstances. These immaterial relationships include routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards. An immaterial relationship also includes the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

Board interlocks

Quick facts

ð

The Corporate Governance Committee does not believe that interlocking board memberships of CIBC’s directors impact the ability of those directors to act in the best interests of CIBC and does not impair their independence

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	3

Statement of Corporate Governance Practices

The Board does not limit the number of its directors who sit on the same board of another public company but reviews interlocking board memberships and believes disclosing them is important.

The following table sets out interlocking board memberships of CIBC’s directors.

Company	Director	Committee Membership
CAE Inc.	John P. Manley	Audit, Human Resources
	Katharine B. Stevenson	Audit
Canadian Pacific Railway Limited	Gary F. Colter	Audit, Management Resources and Compensation
	John P. Manley	Audit, Finance

Service on other public company audit committees

Quick facts

ð

Ronald W. Tysoe, Chair of CIBC’s Audit Committee, is an audit committee member at four other public companies. Gary F. Colter and John P. Manley, members of CIBC’s Audit Committee, are each audit committee members at three other public companies.

ð	For more information regarding director nominee biographies, including their participation on other public company committees, please see the 2013 Management Proxy Circular

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee. After reviewing the financial literacy, qualifications as an audit committee financial expert, related experience, regulatory requirements, time demands and scope of audit committee activities for each of Mr. Tysoe, Mr. Colter and Mr. Manley, the Board determined that the ability of each director to serve on CIBC’s Audit Committee is not impaired.

In camera sessions

During regularly scheduled meetings, the Board and each of its committees routinely hold in camera sessions. In camera sessions are included as part of every meeting and are held at the discretion of the chair. The CEO and other members of management are not present. The sessions are conducted by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

During fiscal 2012, 44 in camera sessions were held.

Conflicts of interest

To foster ethical and independent decision-making, we have a protocol to identify and deal with director conflicts of interest. Where a director or executive officer has an interest in a material transaction or agreement with CIBC, that is being considered by the Board or a Board committee, he or she discloses that interest, excuses himself or herself from the meeting while the Board or Board committee considers the transaction or agreement and does not vote on any resolution to approve that transaction or agreement.

Independent non-executive Chair of the Board

The Chair of the Board is a non-management director and meets the Board’s independence standards as well as the additional independence standards of the Audit Committee. These factors contribute to the Board’s independent decision-making.

5.	Director nomination process

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board, based on a matrix of competencies and skills it has established for the selection of Board and committee members. There are many considerations that factor into the Corporate Governance Committee’s nomination process.

Term of a director

Quick facts

ð	No mandatory retirement age

ð	Maximum period of Board service is generally 15 years

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is 15 years. The average tenure of CIBC’s Board is seven years. The following chart shows time served on the Board by the current directors.

4	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

While the Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15-year term if it is in the best interests of CIBC to do so, to date it has not done so. There is a transition schedule for directors who were elected at the 2004 Annual Meeting of Shareholders.

Director skill set and competency matrix tool

The Corporate Governance Committee uses a competency matrix to assess the skill set of director candidates and review the Board and committee composition. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as leadership experience, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed annually by the Corporate Governance Committee and updated to reflect the Corporate Governance Committee’s assessment of the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Part of this review entails a self-assessment by each director of his or her skills and qualifications in each of the categories in the matrix. This self-assessment helps the Corporate Governance Committee identify gaps and assists in any search for new candidates.

Nominating a new director for election

The Corporate Governance Committee is responsible for recommending director candidates for election. Before making a recommendation on a new director candidate, the Chair of the Board and the Chair of the Corporate Governance Committee meet with the candidate to discuss his or her background, skill set and ability to devote the time and commitment required to serve on CIBC’s Board. The Corporate Governance Committee assesses the candidate’s integrity and suitability by verifying his or her educational background, conducting a background check on the candidate and assessing any potential conflicts, independence concerns or disclosure issues the candidate might have.

Nominating an existing director for re-election

The Corporate Governance Committee is responsible for recommending director nominees to the Board. Before making a recommendation on an existing director, the Corporate Governance Committee reviews a number of factors identified in CIBC’s Director Tenure Policy, including the director’s:

•	Bank Act qualifications;

•	continuing integrity and suitability;

•	material change in employment or board directorships;

•	capability to contribute effectively to the Board and its oversight responsibilities;

•	compliance with CIBC’s Code of Ethics for Directors;

•	attendance at regularly scheduled Board and committee meetings; and

•	length of service on the Board.

Meeting attendance record

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. A director is encouraged to attend all meetings of the Board and expected to attend at least 75% of the combined total of regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings.

Director candidates

CIBC maintains an “evergreen” list of potential director candidates. In addition, the Corporate Governance Committee has the authority to hire outside consultants to help identify suitable director candidates based on input from other directors and external advisors.

Former Chief Executive Officer

Under CIBC’s Director Tenure Policy, the Chief Executive Officer (CEO) would not normally be re-elected as a director after ceasing to act as the CEO. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances.

6.	Director tenure

CIBC has a Director Tenure Policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Maximum term – A director retires 15 years after joining the Board. See “Term of a director” above for more detail.

Resignation of a director – The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances. These circumstances include, but are not limited to: no longer satisfying director qualification requirements under applicable law; a material change in employment; accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC; causing CIBC to incur an irrecoverable loss; or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting – A director is required to tender his or her resignation if the director receives more withheld votes than for votes (“a majority withheld vote”) at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	5

Statement of Corporate Governance Practices

accept the resignation, except in extenuating circumstances. The Board would decide whether or not to accept the resignation within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. The Board may fill a vacancy in accordance with the Bank Act.

7.	Annual performance evaluation of the Board

Quick facts

ð	Every year the Board does an evaluation of its performance

ð	Directors participate in an annual peer review process

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this assessment. Using an external advisor also preserves confidentiality and fosters objectivity in the performance evaluation process. The evaluation addresses performance of the Board, each Board committee, the CEO and individual directors.

The evaluation is based on confidential feedback obtained from 1) individual one-on-one interviews between each director and the Chair of the Board to discuss the director’s performance, development and peer feedback; 2) a survey completed by each director; and 3) a survey completed by senior executives on the performance of committees they support. The surveys ask questions about what was done well, what could be done better and cover Board and committee structure and composition, Board leadership, the Board’s relationship with the CEO, management succession planning, strategic planning, risk management, operational performance and Board processes and effectiveness. The Chair of the Corporate Governance Committee provides director feedback to the Chair on the Chair of the Board’s performance. In addition, the Chair of the Board uses peer feedback as a tool for reviewing individual performance and identifying opportunities for individual director development. The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. The Corporate Governance Committee monitors progress against these plans.

8.	The Chief Executive Officer

Quick facts

ð	Board reviews and approves the Mandate of the Chief Executive Officer every year

ð	Find the mandate at www.cibc.com

The CEO must be a member of the Board under the Bank Act. The primary objectives of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategic planning, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with shareholders, clients, employees and regulators.

9.	The Chair of the Board

Quick facts

ð	Board reviews and approves the Mandate of the Chair of the Board every year

ð	Find the mandate at www.cibc.com

ð	The Chair of the Board is a non-management director and meets the Board’s independence standards

The primary functions of the Chair of the Board are to oversee the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include setting Board meeting agendas, chairing Board and shareholder meetings, leading director development, providing input on the integrity and suitability of potential director candidates, providing Board feedback to the CEO and communicating with shareholders, regulators and other stakeholders.

10.	Board committees

Quick facts

ð	Board has four standing committees

ð	For more information regarding each committee’s fiscal 2012 achievements, please see the 2013 Management Proxy Circular

ð	Each committee reports on its work to the Board after the committee’s meeting

ð	Find the mandate of each committee and the Mandate of a Committee Chair at www.cibc.com

6	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and key management members, such as the Chief Financial Officer (CFO), the Chief Auditor, the Chief Compliance Officer and the General Counsel. All committee members are independent and each member is an “audit committee financial expert” under the U.S. Securities and Exchange Commission rules.

The Management Resources and Compensation Committee is responsible for assisting the Board in providing strategic oversight of CIBC’s human capital, including organization effectiveness, succession planning, talent management and the alignment of Bank-wide compensation with CIBC’s strategy and risk appetite. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, policies and governance practices, in addition to fulfilling certain duties relating to CIBC’s pension funds and overseeing the preparation of the Compensation Discussion and Analysis in CIBC’s Management Proxy Circular. The Management Resources and Compensation Committee reviews and recommends for Board approval annual incentive compensation funding, performance objectives, performance evaluation, compensation, and succession planning for the CEO, and the appointment, compensation and succession plans for other key management positions. All committee members are independent.

The Corporate Governance Committee is responsible for assisting the Board in its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries under applicable law. The Corporate Governance Committee oversees CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; the succession planning process for the Chair of the Board; compliance with the CIBC Code of Conduct for employees and contractors and the Code of Ethics for Directors; and certain policies that impact reputation risk. All committee members are independent.

The Risk Management Committee is responsible for assisting the Board in defining CIBC’s risk appetite and ensuring alignment of strategic plans with risk appetite. The Risk Management Committee is also responsible for overseeing CIBC’s risk profile and performance against risk appetite, including overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks. The Risk Management Committee has specific responsibilities on credit, market, investment, operational, reputation and legal, insurance, balance sheet and liquidity risks; credit and investment delegation; and the design and effectiveness of CIBC’s independent risk management organization. The Risk Management Committee also reviews risk-related aspects of compensation decisions. All committee members are independent.

The Board appoints a chair for each committee for a term of up to five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual work plan and providing the Board with reports of the committee’s key activities.

11.	Board access to management and advisors

To assist the Board, the Chair of the Board and the Board committees in satisfying their responsibilities and to foster their independence, the Board, the Chair of the Board and the Board committees have authority to retain and terminate independent advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board, the Chair of the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

12.	Director orientation and continuing development

Quick facts

ð

During fiscal 2012, director development focused on increasing director knowledge and understanding about accounting changes, strategic themes, risk management, compensation, pension governance, Basel III and the economic environment

ð	The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations

ð	For more information regarding each committee’s director development during fiscal 2012, please see the 2013 Management Proxy Circular

CIBC’s Ongoing Director Development program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items. Approximately 7.62% of agenda time was dedicated to director development during fiscal 2012.

New director orientation – The New Director Orientation program comprises written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-Law and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To help a new director in

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	7

Statement of Corporate Governance Practices

understanding the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for a current Board member to act as mentor to a new director.

Ongoing director development – The Ongoing Director Development program comprises a combination of external course offerings; written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chair of the Board is responsible for coordinating continuous education programs at the Board level. Each Board committee chair has the same responsibility for the continuous education of committee members.

13.	Director compensation

Quick facts

ð	A director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than $550,000 within five years of becoming a director

ð	For more information regarding compensation paid to each director during fiscal 2012, please see the 2013 Management Proxy Circular

The Corporate Governance Committee reviews director compensation annually to assess whether it aligns with CIBC’s strategic imperative to deliver consistent and sustainable earnings, fosters prudent decision-making, and is competitive with director compensation programs and levels among Canadian financial institutions. The Corporate Governance Committee recommends changes in director compensation to the Board for approval when considered appropriate or necessary to: align with these objectives; recognize the workload, time commitment and responsibility of Board and committee members; and reflect current director compensation programs. The Corporate Governance Committee may retain an independent external consultant to provide data and advice to that committee on its director compensation policy and practices.

14.	Compensation

Quick facts

ð	Balanced scorecard approach for evaluating business and individual performance, with a focus on enhancing CIBC’s value over time, and discouraging undue risk-taking

ð	CIBC’s compensation plans and governance practices align with the Financial Stability Board’s principles and standards, including:
•	Management Resources and Compensation Committee accountability for incentive compensation for all employees, not just senior officers;
•	the implications of risk-taking are evaluated throughout the compensation decision-making process;
•	higher proportion of deferred compensation for individuals with potential to create significant risk for CIBC; and
•	compensation claw back mechanism for misconduct and significant unexpected losses

ð	For more information regarding executive compensation, please see the 2013 Management Proxy Circular

The Management Resources and Compensation Committee uses a balanced scorecard that considers financial performance, execution of CIBC’s risk appetite strategy, impact of control matters and other relevant metrics when determining incentive compensation. For those positions under its purview, the Management Resources and Compensation Committee also reviews individual performance summaries when evaluating the appropriateness of individual compensation, including information on financial performance, compliance with CIBC’s risk appetite and control requirements, execution of strategy and key client/employee metrics. The Management Resources and Compensation Committee, with input from the Chief Risk Officer and the Risk Management Committee, reviews and recommends for Board approval, aggregate incentive compensation funding for CIBC and the allocations to its strategic business units and key lines of business. The Management Resources and Compensation Committee also recommends for Board approval the related individual Total Direct Compensation amounts for the CEO, direct reports to the CEO and certain other key officer positions and approves compensation for any individual whose Total Direct Compensation is above a certain materiality threshold.

8	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

15.	Senior Management succession

Quick facts

ð	Every year the Management Resources and Compensation Committee and Board review succession plans for all members of the Senior Executive Team, including for the Chief Executive Officer

The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the CEO, CFO and other key management positions.

The Management Resources and Compensation Committee reviews the succession plans of the CEO, CFO and other key management positions. In addition, the Audit Committee reviews the succession plans of the CFO and the Chief Auditor, and the Risk Management Committee reviews the succession plan of the Chief Risk Officer.

The CEO reviews emergency and long-term succession candidates for key management positions with the Board and the Management Resources and Compensation Committee at least once a year.

16.	CIBC Code of Conduct and Code of Ethics for Directors

Quick facts

ð	Every year employees and directors certify they are familiar with the codes and adhere to them

ð	Board reviews and approves the CIBC Code of Conduct and Code of Ethics for Directors every year

ð	Find the CIBC Code of Conduct and Code of Ethics for Directors at www.cibc.com and www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to contingent workers and employees working either full-time or part-time for CIBC or its wholly-owned subsidiaries. The Code represents the minimum standards regarding employee or contingent worker conduct and CIBC’s obligations. The Code addresses general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations. The Code of Ethics for Directors applies to all members of the Board and codifies a standard of conduct by which a director is expected to abide. The Code of Ethics for Directors addresses matters that are similar to those addressed in the CIBC Code of Conduct. When a new director joins the Board, he or she is required to review the Code of Ethics for Directors and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms.

Any changes to the codes are considered by the Board for approval. A waiver of the CIBC Code of Conduct for certain executive officers or the Code of Ethics for Directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

17.	Corporate responsibility

Quick facts

ð	Find the CIBC 2012 Corporate Responsibility Report and Public Accountability Statement at www.cibc.com

The Corporate Governance Committee and the Risk Management Committee have oversight accountabilities related to CIBC’s corporate responsibility and reputation. The Corporate Governance Committee reviews CIBC’s policies and procedures on CIBC’s reputation and efforts to conduct its business in an ethical and socially responsible manner. This review includes CIBC’s Code of Conduct for employees and contingent workers, Code of Ethics for directors, client complaint processes, and the Board’s stakeholder communication framework. The Risk Management Committee reviews and approves CIBC’s policies and procedures on the effective identification and control of a variety of risks. This review includes CIBC’s environmental policy and reputation risk policy relating to transactions.

18.	Stakeholder engagement

Quick facts

ð	CIBC has practices in place that achieve substantially the same results as the Canadian Coalition for Good Governance’s “Model Shareholder Engagement and ‘Say on Pay’ Policy for Boards of Directors”

The Board believes it is important to understand the broad range of stakeholder perspectives. Feedback from stakeholders provides valuable input to the Board for enhancing CIBC’s governance practices. The Board engages with CIBC’s stakeholders through a variety of mechanisms, some of which are described below.

Disclosing Material Information to the Market – The Board has approved a disclosure policy which reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee reviews management’s administration of the policy and reviews changes for Board approval.

Communication Strategy – The Board reviews CIBC’s overall communication strategy each year to assess progress in furthering CIBC’s relationship with employees, clients, investors, the community and government. The Board has also developed a framework for Board communication with stakeholders. Under that framework, the Chair of the Board and senior officers meet regularly with shareholders, shareholder advocacy groups and other investment community stakeholders on a variety of governance topics, including the Board’s oversight of strategic planning, risk management and executive compensation.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	9

Statement of Corporate Governance Practices

Confidential Ethics Hotline – The Audit Committee monitors CIBC’s whistleblowing program, which allows employees to raise concerns about accounting, internal controls or auditing matters at CIBC. While there are different ways to raise these concerns, CIBC’s Ethics Hotline allows employees to do so anonymously and confidentially. Employees may also report concerns about fraud, integrity, unethical behaviour or violations of CIBC’s Code of Conduct through the Ethics Hotline.

Say on Pay – Shareholders have the opportunity to vote for or against CIBC’s approach to executive compensation described in CIBC’s Management Proxy Circular. Although the vote is not binding on the Board, the Management Resources and Compensation Committee considers the outcome of this vote as part of its ongoing review of executive compensation.

Hearing from Shareholders – Shareholders may communicate with the Board, a Board committee, the Chair of the Board or a director in the manner set out on page 1 under “Contacting CIBC’s Board of Directors”. The Board appreciates these communications which often convey helpful feedback in further developing CIBC’s approach to governance.

10	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

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